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FILED PURSUANT TO RULE 424(b)(4)
REGISTRATION NOS. 333-118630
AND 333-119235

7,554,311 Shares

Common Stock

        All of the shares of common stock in the offering are being sold by the selling stockholders identified in this prospectus. Carter's, Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

        The common stock is listed on the New York Stock Exchange under the symbol "CRI." The last reported sale price of the common stock on September 23, 2004 was $26.30 per share.

        See "Risk Factors" on page 10 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$26.20	$197,922,948
Underwriting discount	$1.20	$9,065,173
Proceeds, before expenses, to the selling stockholders	$25.00	$188,857,775

        To the extent that the underwriters sell more than 7,554,311 shares of common stock, the underwriters have the option to purchase up to an additional 1,133,146 shares from the selling stockholders at the initial price to public less the underwriting discount.

Goldman, Sachs & Co.
Banc of America Securities LLC
Credit Suisse First Boston
Morgan Stanley

Prospectus dated September 23, 2004.

carter's

BABY

BODYSUITS

TOWELS

LAYETTE GOWNS

SLEEP & PLAY

BIBS

DRESSES

BLANKETS

CREEPERS

PLAYCLOTHES

SUNDRESSES

JEANS

ROMPERS

T-SHIRTS & PANTS

SLEEPWEAR

BLANKET FLEECE

BLANKET SLEEPERS

PAJAMAS

3-PIECE PAJAMAS

PROSPECTUS SUMMARY

        This summary highlights the key information contained in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. You should read carefully this entire prospectus. In particular, you should read the section entitled "Risk Factors" and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. The fiscal year of Carter's ends on the Saturday in December or January nearest the last day of December. The terms "baby" and "young children" have specific meanings when used in the children's apparel industry. References to "baby" in this prospectus mean newborns through approximately age one, or up to size 9 months, and references to "young children" in this prospectus mean children from approximately age one to six, or children's clothing size 12 months to size 7. References to share and market share in this prospectus mean market share expressed as a percentage of total retail revenues of a market unless otherwise indicated.

Our Business

        We are the largest branded marketer of apparel for babies and young children in the United States with a 6.7% market share of the growing $18.4 billion market in 2003, up substantially from our market share of 4.8% in 2002. Over our 139 years of operation, Carter's has become one of the most highly recognized and most trusted brand names in the children's apparel industry. We focus on providing high-quality, essential products at prices that deliver an attractive value to consumers. We believe the value proposition of our products appeals to a broad range of consumers, and our multi-channel sales strategy allows us to reach consumers where they shop. We sell our products under the Carter's and Carter's Classics brands in our wholesale channel, which includes approximately 300 department store, national chain, and specialty store accounts. Additionally, we currently operate 174 Carter's retail stores located primarily in premier outlet centers throughout the United States. We also sell our products in the mass channel under the Tykes brand in over 1,200 Target stores and under our Child of Mine brand in over 3,000 Wal-Mart stores nationwide. For the fiscal year ended January 3, 2004, our wholesale channel represented 51% of our total net sales, our retail stores represented 37% of our total net sales, and our mass channel represented 12% of our total net sales.

        Since 1992, when the current management team joined Carter's, we have increased net sales from $227 million to $704 million in fiscal 2003. Over the past five years, we have increased net sales at a compound annual growth rate of 11.8%, and we have increased operating income from $27.4 million in fiscal 1998 to $74.6 million in fiscal 2003, yielding a compound annual growth rate of 22.2%. During this five-year period, our pre-tax results were decreased in 1999 by closure costs of $7.1 million, in 2001 by acquisition-related charges of $11.3 million, debt extinguishment charges of $12.5 million, and closure costs of $4.0 million, and in 2003 by debt extinguishment charges of $9.5 million, a management fee termination charge of $2.6 million, and closure costs of $1.0 million.

        We market essential, high-volume core apparel products for babies and young children, including bodysuits, pajamas, blanket sleepers, gowns, bibs, towels, washcloths, and receiving blankets. Our top ten baby and sleepwear core products accounted for more than 80% of our baby and sleepwear net sales in fiscal 2003. We believe these core products are consumer staples and are insulated from changes in fashion trends. Whether they are shopping for their own children or purchasing gifts, consumers provide consistent demand for our products as they start wardrobes for the approximately four million babies born each year and replace clothing their children outgrow. In fiscal 2003, we sold over 148 million units of Carter's products to our wholesale and mass channel customers and through our retail stores, an increase of approximately 42% from fiscal 2002.

        We are the largest brand of apparel for babies and young children in the department store, national chain, outlet, specialty store, and off-price sales channels with 9.3% of the market in 2003, up from 7.3% in 2002. Our aggregate market shares in 2003 in these channels were approximately 25% for apparel and related products for newborns, also known as layette, and 27% for sleepwear for babies and young children. These market shares represent greater than four and three times, respectively, the market shares of the next largest brand in each category. In these channels, our share of the playclothes market for babies and young children grew from 4.8% in 2002 to 7.1% in 2003.

        Our top wholesale customers are leading retailers in the United States, including Kohl's, Babies "R" Us, JCPenney, Sears, May Company, and Federated. In the fourth quarter of fiscal 2000, we began selling our products in the mass channel by launching the Tykes brand in all Target stores nationwide. In June of 2003, we began shipping products under our Child of Mine brand. Our Child of Mine products are now being sold in substantially all Wal-Mart stores nationwide. In addition, we currently extend the reach of the Carter's, Carter's Classics, Tykes, and Child of Mine brands in our channels through licensing arrangements with 14 marketers of related baby and young children's products. Collectively, our licensees generated $142.4 million of branded wholesale and mass channel sales in fiscal 2003, resulting in $11.0 million of royalty income to us. See "Business—Products and Markets—Licensed Products" for a listing of our licensees.

Our Competitive Strengths

        We attribute our market leadership, significant opportunities for continued growth, and increased profitability to the following competitive strengths:

  •
  Superior Brand Power. Over the past 139 years of providing quality baby and young children's apparel, we have successfully established Carter's as a high-quality, trusted, and leading brand among consumers. Ninety-five percent of mothers and grandmothers surveyed knew the Carter's name, and over 85% had purchased Carter's products. We believe consumers have a strong, emotional connection to the Carter's brand, and this consumer trust provides us with substantial brand equity.

  •
  Essential, High-Volume Core Product Strategy. We develop and market essential, high-volume apparel products that consumers purchase frequently. The majority of our core styles continue from year to year with variations only to color, fabric, or artistic applications. In the past five years, we have expanded our design team in order to improve our artistic capabilities. Over 95% of baby sales to our wholesale and mass channel customers in fiscal 2003 were of products that we regularly replenish to these customers. This regular replenishment increases our productivity and creates a more stable and predictable revenue base.

  •
  Multiple Sales Channels with Broad Consumer Reach. Our multi-channel sales strategy allows us to reach consumers with varying demographic and socio-economic characteristics. In addition to our established wholesale strengths and retail store presence, we sell our products to mass channel stores under the Tykes brand in all Target stores and under our Child of Mine brand in substantially all Wal-Mart stores nationwide. We believe this new channel allows us to extend our reach to a new group of consumers.

  •
  Operational Expertise. We believe that our skill at servicing our customers and our own retail stores with on-time deliveries of high-quality products, our ability to monitor and analyze their inventory levels based on weekly sales data, and our ability to replenish their inventory on a timely basis, have been key drivers in building our market share in the wholesale, retail, and mass channels.

  •
  Global Sourcing Network. Over the past five years, we have successfully developed a global sourcing network for our products in over 15 countries with approximately 100 vendors. This global sourcing initiative has enabled us to both improve product quality and reduce product costs. This has allowed us to continue to improve the value proposition of our products for our consumers and establish significant capacity for growth.

  •
  Strong Management Team With a Proven Track Record. We have a strong and experienced management team, with our five senior executives averaging more than 20 years of experience in the textile and apparel industries. Since joining Carter's in 1992, our management team has been responsible for increasing net sales at a compound annual growth rate of approximately 11%. In recent years, we have expanded the management team to provide additional expertise in the mass and retail channels, global sourcing, supply-chain logistics, and merchandising. Prior to this offering, our five senior executives benefically own 10.1% of the equity of our company. After this offering, our five senior executives will continue to beneficially own approximately 9.0% of the equity of our company or 8.9% if the underwriters choose to exercise in full their option to purchase additional shares.

Our Growth Strategy

        We intend to continue to increase sales and profitability by strengthening our position as the leading apparel brand in the $18.4 billion United States apparel market for babies and young children and growing our market share. Our strategy includes:

  •
  Core Product Focus. We intend to expand our strong market shares by continuing to drive core product growth through fabric improvements, new artistic applications, new packaging and presentation strategies, and increased leverage of our brand. In addition, we will continue to provide our major customers with display units that present our core products more visibly on their retail floors. We will also continue to drive market share gains through emphasis on competitive pricing for all core products and clear communication of value and product benefits to consumers.

  •
  Leverage Carter's Brands in the Large, Fragmented Playclothes Market. We have a significant opportunity to expand our brands' market share in the highly fragmented, $13 billion playclothes market for babies and young children. In 2003, this market was more than five times the size of the markets for layette and sleepwear combined. We intend to continue to increase sales of our core playclothes products such as t-shirts, leggings, shorts, casual pants, jumpsuits, rompers, and creepers by offering quality products at attractive prices and leveraging our strengths with our existing customers and consumer base. In the most recent four fiscal quarters, our wholesale playclothes revenue increased over 18% as compared to the previous four fiscal quarters.

  •
  Expand Presence in Mass Channel. Thirty-one percent of sales in the $18.4 billion United States apparel market for babies and young children is generated through mass channel stores nationwide. Over the past three years, we have built a strong presence in the mass channel with the launch of Tykes in fiscal 2000 at Target and Child of Mine at Wal-Mart in fiscal 2003. During this period, consolidated revenue grew, resulting in higher gross profit overall but lower gross profit as a percentage of net sales as wholesale and mass channel revenues generally yield lower margins than similar products sold through our retail channel. In 2003, Wal-Mart and Target together represented 76% of mass channel sales of apparel products for babies and young children in the United States. We believe we have a significant opportunity to grow our brands in the mass channel over the next several years. We have recently announced our intent to replace the Tykes brand name in Target stores with our Just One Year brand beginning in December 2004.

  •
  Extend Reach and Increase Productivity of Retail Stores. We intend to continue to increase the percentage of core products in our retail stores, creating an easier shopping environment with improved product adjacencies, and implementing simple, more effective promotions and clearer in-store communications. We believe these initiatives will increase store productivity. We intend to add eight to ten retail stores per year. In fiscal 2003, all of our retail stores that had been open for more than twelve months were profitable. Generally, new stores are profitable within the first year of operation and produce a payback of initial investment within one year after opening.

  •
  Continue Expansion of Global Sourcing. We define full-package global sourcing as the purchase of complete, ready-for-sale products from vendors located primarily in the Far East. Full-package global sourcing now accounts for approximately 90% of our total product mix and enhances our speed to market. We believe cost reduction and margin improvement are possible as we further expand and leverage our global sourcing.

  •
  Optimize Supply Chain. We have significant opportunities to continue to improve our supply chain. We are committed to further shortening product lead times and creating a more effective distribution model through a variety of operational and sourcing initiatives. In addition, our core product focus allows us to continue to reduce product complexity. We expect these initiatives will enable us to improve demand forecasting, lower distribution costs, and increase inventory turns.

General

        We are incorporated in the State of Delaware. We reincorporated in Delaware on September 30, 2003, and changed our name to Carter's, Inc. Prior to the reincorporation, we were named Carter Holdings, Inc., and we were a Massachusetts corporation. Our principal executive offices are located at The Proscenium, 1170 Peachtree Street NE, Suite 900, Atlanta, Georgia 30309. Our telephone number is (404) 745-2700. Our website address is www.carters.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information contained in or accessible through our website to be part of this prospectus.

        In August 2001, Berkshire Fund V, Limited Partnership, Berkshire Fund V Coinvestment Fund, Limited Partnership, and Berkshire Investors LLC, each of which is an investment fund affiliated with Berkshire Partners LLC, purchased control of our Company from Investcorp S.A., which had been our controlling stockholder since acquiring us in 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview." Our management team has remained in place since 1992 and has provided continuity to our business through both of these acquisitions. Berkshire Partners is a Boston-based private investment firm that invests in businesses in a wide variety of industries that offer strong growth prospects and are supported by high-quality management teams.

Risk Factors

        We face risks operating our business that you should consider before investing in our Company. For a discussion of the significant risks associated with operating our business or with investing in our common stock, you should read the section entitled "Risk Factors" beginning on page 10 of this prospectus.

This Offering

Common stock offered by the selling stockholders	7,554,311 shares
Common stock outstanding after this offering	28,274,332 shares
Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders other than the exercise price of shares being sold that are currently subject to options.
NYSE symbol	"CRI"
Risk factors	See "Risk Factors" beginning on page 10 of this prospectus for a discussion of the significant risks associated with operating our business or with investing in our common stock.

        The number of shares of our common stock to be outstanding after this offering include 28,088,112 shares actually outstanding as of August 27, 2004 and 186,220 shares of our common stock to be issued upon exercise of options in connection with the closing of this offering with a weighted average exercise price of $3.24 per share.

        The number of shares of our common stock outstanding on August 27, 2004 excludes 4,241,444 shares of common stock reserved for issuance under our 2003 Equity Incentive Plan, under which options to purchase 4,069,881 shares of common stock were outstanding as of that date.

        In addition, the underwriters have a 30-day option to purchase up to 1,133,146 additional shares from the selling stockholders. Some of the disclosure in this prospectus would be different if the underwriters exercise this option. Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise this option.

Summary Historical Consolidated Financial Data

        The summary historical consolidated financial data for the period from December 31, 2000 through August 14, 2001, as of the end of and for the period from August 15, 2001 through December 29, 2001, and as of the end of and for each of the fiscal years 2002 and 2003 were derived from our audited consolidated financial statements and, other than the consolidated financial data as of December 29, 2001, are included elsewhere in this prospectus. The summary historical consolidated financial data for each of the six-month periods ended July 5, 2003 and July 3, 2004 and as of July 3, 2004 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of July 5, 2003 was derived from our unaudited condensed consolidated financial statements.

        As a result of adjustments made in connection with our acquisition by investment funds affiliated with Berkshire Partners LLC, and associated investors in August 2001, which we refer to as the "Acquisition," the results of operations for the period from August 15, 2001 through December 29, 2001, fiscal years 2002 and 2003, the six-month periods ended July 5, 2003 and July 3, 2004 (the "Successor" periods) are not comparable to periods prior to the Acquisition (the "Predecessor" periods). This data is qualified in its entirety by the more detailed information appearing in our consolidated historical financial statements and related notes, our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

	(dollars in thousands, except for share data)
	Predecessor(a)(b)	Successor(c)
	Period from December 31, 2000 through August 14, 2001	Period from August 15, 2001 through December 29, 2001			Six-month periods ended
			Fiscal Years
					July 5, 2003	July 3, 2004
			2002	2003
Wholesale sales	$144,779	$118,116	$301,993	$356,888	$162,232	$164,088
Retail sales	127,088	108,091	253,751	263,206	113,521	119,235
Mass channel sales	10,860	9,573	23,803	83,732	30,248	55,704

Total net sales	282,727	235,780	579,547	703,826	306,001	339,027
Cost of goods sold	182,863	149,352	352,151	448,540	195,542	213,166

Gross profit	99,864	86,428	227,396	255,286	110,459	125,861
Selling, general, and administrative expenses	88,895	57,987	174,110	188,028	86,764	95,394
Acquisition-related charges(d)	11,289	—	—	—	—	—
Write-down of long-lived assets(e)	3,156	—	150	—	—	—
Closure costs(f)	1,116	(268)	—	1,041	—	540
Deferred charge write-off(g)	—	—	923	—	—	—
Management fee termination(h)	—	—	—	2,602	—	—
Royalty income	(4,993)	(2,624)	(8,352)	(11,025)	(4,457)	(5,668)

Operating income	401	31,333	60,565	74,640	28,152	35,595
Interest income	(73)	(207)	(347)	(387)	(226)	(235)
Loss on extinguishment of debt(i)	12,525	—	—	9,455	—	—
Interest expense	11,803	11,307	28,648	26,646	13,747	9,223

(Loss) income before income taxes	(23,854)	20,233	32,264	38,926	14,631	26,607
(Benefit from) provision for income taxes	(6,857)	7,395	13,011	15,648	5,633	10,377

Net (loss) income	$(16,997)	$12,838	$19,253	$23,278	$8,998	$16,230

PER COMMON SHARE DATA(j):
Basic net (loss) income	$(0.44)	$0.57	$0.86	$0.99	$0.40	$0.58
Diluted net (loss) income	$(0.44)	$0.56	$0.82	$0.92	$0.38	$0.54
Dividends	—	—	—	$1.10	—	—
Basic weighted average shares	38,752,744	22,332,136	22,453,088	23,611,372	22,550,452	27,993,791
Diluted weighted average shares	38,752,744	23,086,845	23,544,900	25,187,492	23,974,808	29,875,271
BALANCE SHEET DATA (end of period):
Working capital(k)		$111,148	$131,085	$150,632	$142,942	$163,499
Total assets		604,162	643,349	646,102	643,118	667,830
Total debt, including current maturities		298,742	297,622	212,713	291,943	204,929
Stockholders' equity		158,338	179,359	272,536	188,457	289,935
OTHER DATA:
EBITDA(l)	$121	$38,251	$79,258	$87,401	$38,143	$46,542
Capital expenditures	9,480	9,556	18,009	17,347	6,810	10,711

  (a)
  On a pro forma basis, assuming Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") was in effect for all periods presented, pro forma loss before income taxes would have been $(21.8) million and pro forma net loss would have been $(15.5) million for the Predecessor period from December 31, 2000 through August 14, 2001.

  (b)
  In the first quarter of fiscal 2003, we adopted the provisions of SFAS No. 145, "Rescission of FASB statements No. 4, 44, and 64, Amendment of FASB statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds Financial Accounting Standards Board ("FASB") Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. Accordingly, charges related to the extinguishment of debt during the Predecessor period from December 31, 2000 through August 14, 2001, as more fully described in note (i) below, have been reclassified to conform with the provisions of SFAS 145.

  (c)
  As a result of the Acquisition, we adjusted our assets and liabilities to their estimated fair values as of August 15, 2001. In addition, we entered into new financing arrangements and changed our capital structure in connection with the Acquisition. At the time of the Acquisition, we adopted the provisions of SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS 142, "Goodwill and Other Intangible Assets," which affect the amortization of goodwill and other intangibles. Accordingly, the results as of the end of and for the Successor period from August 15, 2001 through December 29, 2001, the Successor fiscal years 2002 and 2003 and the Successor six-month periods ended July 5, 2003 and July 3, 2004 are not comparable to periods prior to the Acquisition.

  (d)
  The Acquisition-related charges for the Predecessor period from December 31, 2000 through August 14, 2001 include $4.5 million in management bonuses and $6.8 million in other seller expenses.

  (e)
  The $3.2 million write-down of long-lived assets for the Predecessor period from December 31, 2000 through August 14, 2001 relates to the closure of two domestic manufacturing facilities in that period. The $150,000 write-down in the Successor fiscal year 2002 relates to a reduction in the carrying value of land and a building held for sale located in Barnesville, Georgia that were sold in the Successor fiscal year 2003.

  (f)
  The $1.1 million in closure costs for the Predecessor period from December 31, 2000 through August 14, 2001 relate to closure costs associated with two domestic manufacturing facilities. The $1.0 million in closure costs for the Successor 2003 fiscal year relates to the closure of our two sewing facilities located in Costa Rica and includes $0.2 million of asset impairment charges, $0.5 million of severance, and $0.3 million of other closure costs. The $0.5 million in closure costs recorded during the first half of fiscal 2004 relates to $74,000 of additional severance and $371,000 of other exit costs in Costa Rica and $95,000 of severance related to the closure of our distribution facility in Leola, Pennsylvania.

  (g)
  The deferred charge write-off in Successor fiscal 2002 reflects the write-off of $923,000 of previously deferred costs associated with the filing of a registration statement on Form S-1 in August 2002, to register the initial public offering of our common stock.

  (h)
  Reflects the payment of $2.6 million to terminate the Berkshire Partners LLC management agreement upon completion of our initial public offering of our common stock on October 29, 2003.

  (i)
  Debt extinguishment charges for the Predecessor period December 31, 2000 through August 14, 2001 reflect the write-off of debt issuance costs of approximately $4.7 million and a debt redemption premium of approximately $7.8 million. Debt extinguishment charges for the Successor fiscal year 2003 reflect the write-off of $2.4 million of debt issuance costs resulting from the redemption of $61.3 million of our operating subsidiary's 10.875% senior subordinated notes and the prepayment of $11.3 million in term loan indebtedness, a debt redemption premium of approximately $6.7 million, and a $0.4 million write-off of the related note discount.

  (j)
  As a result of the Acquisition, our capital structure and the number of outstanding shares were changed. Accordingly, earnings per share in Predecessor periods are not comparable to earnings per share in Successor periods.

  (k)
  Represents total current assets less total current liabilities.

  (l)
  EBITDA represents earnings before interest, income tax expense, depreciation, and amortization. EBITDA is presented because it is one measurement used by management in assessing financial performance, and we believe it is helpful to investors, securities analysts, and other interested parties, in evaluating performance of companies in our industry. EBITDA also closely tracks, after specified adjustments, the defined terms "Consolidated Adjusted EBITDA" and "Consolidated Cash Flow" that are the bases for calculating our financial debt covenants and restrictions under the senior credit facility and our senior subordinated notes. EBITDA is not a measurement of financial performance under generally accepted accounting principles in the United States of America. It should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity, or an alternative to net income indicating our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles in the United States of America. Our definition and calculation of EBITDA may not be comparable to similarly titled measures used by other companies.

    A reconciliation of EBITDA to net (loss) income is presented below ($000):

	Predecessor(a)(b)	Successor(c)
	Period from December 31, 2000 through August 14, 2001	Period from August 15, 2001 through December 29, 2001			Six-month periods ended
			Fiscal Years
					July 5, 2003	July 3, 2004
			2002	2003
OTHER DATA:
EBITDA(l)	$121	$38,251	$79,258	$87,401	$38,143	$46,542
Depreciation and amortization expense	(12,245)	(6,918)	(18,693)	(22,216)	(9,991)	(10,947)
Interest income	73	207	347	387	226	235
Interest expense	(11,803)	(11,307)	(28,648)	(26,646)	(13,747)	(9,223)
Benefit from (provision for) income taxes	6,857	(7,395)	(13,011)	(15,648)	(5,633)	(10,377)

Net (loss) income	$(16,997)	$12,838	$19,253	$23,278	$8,998	$16,230

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below and all other information contained in this prospectus before making an investment decision regarding our common stock. The risks described below are the significant risk factors, currently known and unique to us, that make an investment in our common stock speculative or risky. You could lose part or all of your investment.

Risks Relating to Our Business

The loss of one or more of our key customers could result in a material loss of revenues.

        In fiscal 2003, we derived approximately 45.7% of our total net sales from our top eight customers, including mass channel customers. We expect that these customers will continue to represent a significant portion of our sales in the future. However, we do not enter into long-term sales contracts with our key customers, relying instead on long-standing relationships with these customers and on our position in the marketplace. As a result, we face the risk that one or more of our key customers may significantly decrease its or their business with us or terminate its or their relationships with us. Any such decrease or termination or a decrease in our key customers' business could result in a material decrease in our revenue.

Retail trends could result in increased downward pressure on our prices.

        With the growing trend toward retail trade consolidation, we increasingly depend upon a reduced number of key retailers whose bargaining strength is growing. Changes in the policies of our retail trade customers, such as inventory de-stocking, limitations on access to shelf space, and other conditions could result in lower net sales. Further consolidations in the retail industry could result in price and other competition that could damage our business.

The value of our brand, and our sales, could be diminished if we are associated with negative publicity.

        While our employees, agents, and third-party compliance auditors periodically visit and monitor the operations of our vendors, independent manufacturers, and licensees, we do not control these vendors or independent manufacturers or licensees or their labor practices. A violation of our vendor policies, labor laws, or other laws by these vendors or independent manufacturers could interrupt or otherwise disrupt our sourcing or damage our brand image. As a result, negative publicity regarding our company, brands, or products, including licensed products, could adversely affect our reputation and sales.

We currently source substantially all of our sewing, embroidery, and cutting, and a substantial portion of our fabric production through our offshore facilities and other offshore production arrangements. Our dependence on foreign supply sources could result in disruptions to our operations in the event of political instability, international events, or new foreign regulations and such disruptions may increase our cost of goods sold and decrease gross profit.

        We source a substantial portion of our offshore production through a network of various vendors in the Far East, coordinated by our Far East agents. We expect to source more of our production offshore over time. The following could disrupt our foreign supply chain, increase our cost of goods sold, decrease gross profit, or impact our ability to get products to our customers:

    •
    political instability or other international events resulting in the disruption of trade from foreign countries in which our manufacturing facilities are located;

    •
    the imposition of new regulations relating to imports, duties, taxes, and other charges on imports; or

    •
    the occurrence of an epidemic, the spread of which may impact our ability to obtain products on a timely basis.

        These and other events beyond our control could interrupt production in offshore facilities or delay receipt of our products in the United States.

The loss of one or more of our major domestic suppliers for raw materials may interrupt our supplies.

        Of the fabrics we source in the United States, we purchase a majority from a few vendors. The loss of one or more of these vendors could interrupt our supply chain and impact our ability to deliver products to our customers.

We operate in a highly competitive market, and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of market share and, as a result, a decrease in revenues and gross profit.

        The baby and young children's apparel market is highly competitive. Both branded and private label manufacturers compete in the baby and young children's apparel market. Our primary competitors in our wholesale business include Oshkosh B'Gosh, Disney, and private label product offerings. Our primary competitors in the mass channel include Gerber, Disney, and private label product offerings. Our primary competitors in the retail store channel include The Gap, Oshkosh B'Gosh, Gymboree, and The Children's Place. Because of the fragmented nature of the industry, we also compete with many other manufacturers and retailers. Some of our competitors have greater financial resources and larger customer bases than we have and are less financially leveraged than we are. As a result, these competitors may be able to:

    •
    adapt to changes in customer requirements more quickly;

    •
    take advantage of acquisition and other opportunities more readily; and

    •
    devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can.

Our substantial leverage could adversely affect our financial condition.

        On July 3, 2004, we had total debt of approximately $204.9 million outstanding (consisting of $113.1 million of our senior subordinated notes and $91.8 million of secured borrowings under our senior credit facility). In addition, we and our subsidiaries are permitted to incur substantial additional indebtedness in the future.

        Our substantial indebtedness could have negative consequences. For example, it could:

    •
    increase our vulnerability to interest rate risk;

    •
    limit our ability to obtain additional financing to fund future working capital, capital expenditures, and other general corporate requirements, or to carry out other aspects of our business plan;

    •
    require us to dedicate a substantial portion of our cash flow from operations to pay principal of, and interest on, our indebtedness, thereby reducing the availability of that cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other aspects of our business plan;

    •
    limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

    •
    place us at a competitive disadvantage compared to our competitors that have less debt.

        In addition, our senior credit facility contains financial and other restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interests such as selling assets, strategic acquisitions, paying dividends, and borrowing additional funds. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt which could leave us unable to meet some or all of our obligations.

Governmental regulations and environmental risks applicable to our business may require us to take actions that would limit our business and increase our costs.

        Our business is subject to federal, state, provincial, local, and foreign laws and regulations, including regulations with respect to air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment, and disposal of waste materials. Although we believe we are in substantial compliance with all applicable laws and regulations, legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures to comply with governmental laws and regulations. Complying with existing or future laws or regulations may materially limit our business and increase our costs.

Risks Relating to Investment in Our Common Stock

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

        The potential for sales of substantial amounts of our common stock in the public market after this offering may adversely affect the market price of our common stock. After this offering is concluded, there will be 28,274,332 shares of our common stock outstanding assuming no exercise of options other than those being exercised by selling stockholders in connection with this offering. The 7,187,500 shares of our common stock that we and our stockholders sold in our initial public offering on October 29, 2003 are, and the 7,554,311 shares of our common stock that the selling stockholders intend to sell in this offering will be, freely tradable without restriction or further registration under the federal securities laws, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933. Upon completion of this offering, 12,657,396 shares of our common stock, including the shares owned by investment funds affiliated with Berkshire Partners LLC, will be "restricted securities" within the meaning of Rule 144 under the Securities Act and will be eligible for resale subject to the volume, manner of sale, holding period, and other limitations of Rule 144. We have granted investment funds affiliated with Berkshire Partners LLC the right to require us to register additional shares of our common stock. These shares, and the shares held by our directors and executive officers and the selling stockholders, are subject to lock-up agreements and may not be sold to the public during the 90-day period following the date of this prospectus without the consent of the underwriters.

        In addition to outstanding shares eligible for sale, 4,069,881 shares of our common stock were issuable as of August 27, 2004 under outstanding stock options granted to several executive officers, directors, employees, and consultants under our 2003 Equity Incentive Plan.

Investment funds affiliated with Berkshire Partners LLC have significant influence over us and their interests may differ from your interests as a stockholder.

        Investment funds affiliated with Berkshire Partners LLC will own 40.2% of our outstanding common stock after this offering, and 36.3% if the underwriters exercise in full their option to purchase additional shares. As a result, they will have significant influence over our business, policies, affairs, and the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including the election of our board of directors, mergers, consolidations, and sales of substantially all of our assets. We cannot assure you that the interests of Berkshire Partners, or the investment funds affiliated with Berkshire Partners, will be consistent with your interests as a stockholder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus. These forward-looking statements are subject to risks and uncertainties and include statements regarding our financial position, business strategy, and other plans and objectives for future operations and any other statements, which are not historical facts. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks, and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks, and uncertainties include, among other things:

  •
  the loss of one or more of our wholesale and mass channel customers;

  •
  changes in retail trends and consumer preferences;

  •
  our dependence on foreign supply sources;

  •
  our ability to maintain our reputation;

  •
  our dependence on our major vendors of raw materials;

  •
  our ability to compete;

  •
  our substantial leverage;

  •
  governmental and environmental regulations; and

  •
  our ability to grow and improve operating efficiencies.

        These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

        Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors" in this prospectus.

INDUSTRY AND OTHER DATA

        All references to demographic data in this prospectus are based upon industry publications, census information, and our data. In this prospectus, we rely on and refer to information regarding the baby and young children's apparel market from the 2003 NPD Group, Inc. purchase data released February 5, 2004. NPD is a nationally recognized marketing research firm that specializes in apparel research. Information regarding brand recognition and market perception is taken from Carter's Infant and Children's Wear Brand: Awareness & Attitudes, a study by Fitzgerald & Co. that we commissioned, dated April 2001. Fitzgerald & Co. is a brand marketing firm located in Atlanta, Georgia. Although we believe this information is reliable, we have not independently verified and cannot guarantee the accuracy or completeness of the information. All references in this prospectus to the numbers of stores and accounts and licensees are as of July 3, 2004, unless we otherwise indicate.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares by the selling stockholders other than the exercise price of shares being sold that are currently subject to options.

PRICE RANGE OF COMMON STOCK

        Since October 24, 2003, our common stock has traded on the New York Stock Exchange under the symbol "CRI." Prior to October 24, 2003, our common stock was not publicly traded. The last reported sale price per share of our common stock on September 23, 2004 was $26.30. As of August 27, 2004 there were 2,767 holders of record of our common stock.

        The following table sets forth for the period indicated the high and low sales prices per share of common stock as reported by the New York Stock Exchange:

2003	High	Low
Fourth quarter (commencing October 24, 2003)	$29.90	$23.40
2004	High	Low
First quarter	$31.35	$24.90
Second quarter	$31.72	$27.75

DIVIDEND POLICY

        On July 31, 2003, prior to the initial public offering, we paid a cash dividend of approximately $24.9 million on the outstanding shares of our common stock to the stockholders of record as of July 30, 2003. At the same time, we paid a special bonus of approximately $2.5 million to our vested option holders. We have not paid any dividends since July 31, 2003.

        We do not anticipate paying additional cash dividends on our common stock in the foreseeable future and intend to retain future earnings, if any, for reinvestment in the future operation and expansion of our business and related development activities. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, terms of financing arrangements, capital requirements, and such other factors as our board of directors deems relevant. Provisions in the indenture governing our subsidiary's senior subordinated notes restrict our operating subsidiary's ability to pay us dividends except to the extent that our operating subsidiary has cumulative net income, in which case it may use 50% of that amount to pay dividends or make other restricted payments. Provisions in our senior credit facility prevent us and our operating subsidiary from paying future dividends and making other distributions and transfers.

CAPITALIZATION

        The following table presents our consolidated capitalization as of July 3, 2004. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

As of July 3, 2004(1)
(dollars in thousands, except for share data)
Debt:
Senior credit facility:
Revolving loan facility	$—
Term loan(2)	91,790
Senior subordinated notes	113,139

Total debt	204,929

Stockholders' equity:
Preferred stock, $0.01 par value; 100,000 shares authorized; none issued or outstanding	—
Common stock, voting; $0.01 par value; 40,000,000 shares authorized; 28,073,103 shares issued and outstanding(3)	281
Additional paid-in capital	242,948
Retained earnings	46,706

Total stockholders' equity	289,935

Total capitalization	$494,864

(1)
Our capitalization as of July 3, 2004 does not give effect to estimated expenses of $586,247 payable by us in connection with this offering.

(2)
As of July 3, 2004, we had outstanding letters of credit of $16.6 million. The weighted average interest rate on outstanding borrowings under the credit facility was 3.46% as of July 3, 2004.

(3)
Does not include 4,241,444 shares of our common stock reserved for issuance under our 2003 Equity Incentive Plan, under which options to purchase 4,069,881 shares of our common stock were outstanding as of August 27, 2004. We will issue 186,220 shares of common stock upon exercise of options in connection with the closing of this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The selected historical consolidated financial data as of the end of and for each of the 1999 and 2000 fiscal years, for the period from December 31, 2000 through August 14, 2001, as of the end of and for the period from August 15, 2001 through December 29, 2001, and as of the end of and for the 2002 and 2003 fiscal years were derived from our audited consolidated financial statements. The audited consolidated financial statements for the period from December 31, 2000 through August 14, 2001, for the period from August 15, 2001 through December 29, 2001, and as of the end of and for the 2002 and 2003 fiscal years are included elsewhere in this prospectus. The selected historical consolidated financial data for each of the six-month periods ended July 5, 2003 and July 3, 2004 and as of July 3, 2004 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of July 5, 2003 was derived from our unaudited condensed consolidated financial statements.

        As a result of adjustments made in connection with the Acquisition, the results of operations for the Successor periods from August 15, 2001 through December 29, 2001, the 2002 and 2003 fiscal years and the six-month periods ended July 5, 2003 and July 3, 2004 are not comparable to prior periods. This data is qualified in its entirety by the more detailed information appearing in our consolidated historical financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

	(dollars in thousands, except for share data)
	Predecessor(a)			Successor(b)
			Period from December 31, 2000 through August 14, 2001(c)	Period from August 15, 2001 through December 29, 2001			Six-month periods ended
	Fiscal Years				Fiscal Years
							July 5, 2003	July 3, 2004
	1999	2000			2002	2003
OPERATING DATA:
Wholesale sales	$223,612	$244,136	$144,779	$118,116	$301,993	$356,888	$162,232	$164,088
Retail sales	183,312	215,280	127,088	108,091	253,751	263,206	113,521	119,235
Mass channel sales	—	3,959	10,860	9,573	23,803	83,732	30,248	55,704

Total net sales	406,924	463,375	282,727	235,780	579,547	703,826	306,001	339,027
Cost of goods sold	271,844	293,340	182,863	149,352	352,151	448,540	195,542	213,166

Gross profit	135,080	170,035	99,864	86,428	227,396	255,286	110,459	125,861
Selling, general, and administrative expenses	117,334	135,322	88,895	57,987	174,110	188,028	86,764	95,394
Acquisition-related charges(d)	—	—	11,289	—	—	—	—	—
Write-down of long-lived assets(e)	7,124	—	3,156	—	150	—	—	—
Closure costs(f)	—	—	1,116	(268)	—	1,041	—	540
Deferred charge write-off(g)	—	—	—	—	923	—	—	—
Management fee termination(h)	—	—	—	—	—	2,602	—	—
Royalty income	(4,233)	(5,808)	(4,993)	(2,624)	(8,352)	(11,025)	(4,457)	(5,668)

Operating income	14,855	40,521	401	31,333	60,565	74,640	28,152	35,595
Interest income	—	(303)	(73)	(207)	(347)	(387)	(226)	(235)
Loss on extinguishment of debt(i)	—	—	12,525	—	—	9,455	—	—
Interest expense	20,437	18,982	11,803	11,307	28,648	26,646	13,747	9,223

(Loss) income before income taxes and cumulative effect of change in accounting principle	(5,582)	21,842	(23,854)	20,233	32,264	38,926	14,631	26,607
(Benefit from) provision for income taxes	(1,782)	8,835	(6,857)	7,395	13,011	15,648	5,633	10,377

(Loss) income before cumulative effect of change in accounting principle	(3,800)	13,007	(16,997)	12,838	19,253	23,278	8,998	16,230
Cumulative effect of change in accounting principle for revenue recognition, net of tax benefit of $217(j)	—	354	—	—	—	—	—	—

Net (loss) income	$(3,800)	$12,653	$(16,997)	$12,838	$19,253	$23,278	$8,998	$16,230

PER COMMON SHARE DATA(k):
Basic net (loss) income	$(0.10)	$0.33	$(0.44)	$0.57	$0.86	$0.99	$0.40	$0.58
Diluted net (loss) income	$(0.10)	$0.33	$(0.44)	$0.56	$0.82	$0.92	$0.38	$0.54
Dividends	—	—	—	—	—	$1.10	—	—
Basic weighted average shares	38,926,812	38,759,508	38,752,744	22,332,136	22,453,088	23,611,372	22,550,452	27,993,791
Diluted weighted average shares	38,926,812	38,759,508	38,752,744	23,086,845	23,544,900	25,187,492	23,974,808	29,875,271
OTHER DATA:
Depreciation and amortization	$16,855	$17,520	$12,245	$6,918	$18,693	$22,216	$9,991	$10,947
Capital expenditures	12,726	17,179	9,480	9,556	18,009	17,347	6,810	10,711
BALANCE SHEET DATA (end of period):
Working capital(l)	$83,471	$87,862		$111,148	$131,085	$150,632	$142,942	$163,499
Property, plant, and equipment, net	51,776	54,441		46,503	50,476	50,502	49,952	52,627
Total assets	314,944	327,545		604,162	643,349	646,102	643,118	667,830
Total debt, including current maturities	162,300	161,400		298,742	297,622	212,713	291,943	204,929
Stockholders' equity	56,953	69,596		158,338	179,359	272,536	188,457	289,935
CASH FLOW DATA:
Net cash provided by (used in) operating activities	$36,458	$24,197	$168	$31,113	$27,304	$40,506	$(21,938)	$(5,363)
Net cash used in investing activities	(12,362)	(19,217)	(9,266)	(247,459)	(15,554)	(16,472)	(5,935)	(9,760)
Net cash (used in) provided by financing activities	(24,667)	(4,698)	5,925	240,514	(880)	(23,535)	(2,730)	(7,762)

(a)
On a pro forma basis, assuming SFAS 142 was in effect for all periods presented, pro forma (loss) income before income taxes and cumulative effect of change in accounting principle for revenue recognition would have been $(21.8) million for the Predecessor period from December 31, 2000 through August 14, 2001, $25.1 million for the Predecessor fiscal year 2000, and $(2.3) million for the Predecessor fiscal year 1999. Pro forma net (loss) income would have been $(15.5) million for the Predecessor period from December 31, 2000 through August 14, 2001, $14.9 million for the Predecessor fiscal year 2000, and $(1.5) million for the Predecessor fiscal year 1999.

(b)
As a result of the Acquisition, we adjusted our assets and liabilities to their estimated fair values as of August 15, 2001. In addition, we entered into new financing arrangements and changed our capital structure in connection with the Acquisition. At the time of the Acquisition, we adopted the provisions of SFAS 141 and SFAS 142, which affect the amortization of goodwill and other intangibles. Accordingly, the results as of the end of and for the Successor period from August 15, 2001 through December 29, 2001, for the Successor fiscal years 2002 and 2003 and the Successor six-month periods ended July 5, 2003 and July 3, 2004 are not comparable to prior periods.

(c)
In the first quarter of fiscal 2003, we adopted the provisions of SFAS 145 which rescinds FASB Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. Accordingly, charges related to the extinguishment of debt during the Predecessor period from December 31, 2000 through August 14, 2001, as more fully described in note (i) below, have been reclassified to conform with the provisions of SFAS 145.

(d)
The Acquisition-related charges for the Predecessor period from December 31, 2000 through August 14, 2001 include $4.5 million in management bonuses and $6.8 million in other seller expenses.

(e)
The write-down of long-lived assets for the Predecessor fiscal year 1999 represents the $6.9 million write-down in the carrying value of our textile facility assets, for which the operations were closed in December 1999, and a loss of approximately $200,000 on property, plant, and equipment related to the closures of three domestic sewing facilities. The $3.2 million write-down of long-lived assets for the Predecessor period from December 31, 2000 through August 14, 2001 relates to the closure of two domestic manufacturing facilities in that period. The $150,000 write-down in the Successor fiscal year 2002 relates to a reduction in the carrying value of land and a building held for sale located in Barnesville, Georgia that were sold in the Successor fiscal year 2003.

(f)
The $1.1 million in closure costs for the Predecessor period from December 31, 2000 through August 14, 2001 relate to closure costs associated with the two domestic manufacturing facilities. The $1.0 million in closure costs for the Successor 2003 fiscal year relates to the closure of our two sewing facilities located in Costa Rica and includes $0.2 million of asset impairment charges, $0.5 million of severance, and $0.3 million of other closure costs. The $0.5 million in closure costs recorded during the first half of fiscal 2004 relates to $74,000 of additional severance and $371,000 of other exit costs in Costa Rica and $95,000 relates to the closure of our distribution facility in Leola, Pennsylvania.

(g)
The deferred charge write-off in the Successor fiscal year 2002 reflects the write-off of $923,000 of previously deferred costs associated with the filing of a registration statement on Form S-1 in August 2002, to register the initial public offering of our common stock.

(h)
Reflects the payment of $2.6 million to terminate the Berkshire Partners LLC management agreement upon completion of our initial public offering of our common stock on October 29, 2003.

(i)
Debt extinguishment charges for the Predecessor period December 31, 2000 through August 14, 2001 reflect the write-off of debt issuance costs of approximately $4.7 million and a debt redemption premium of approximately $7.8 million. Debt extinguishment charges for the Successor 2003 fiscal year reflect the write-off of $2.4 million of debt issuance costs resulting from the redemption of $61.3 million of our operating subsidiary's 10.875% senior subordinated notes and the prepayment of $11.3 million in term loan indebtedness, a debt redemption premium of approximately $6.7 million, and a $0.4 million write-off of the related note discount.

(j)
In fiscal 2000, we recorded the cumulative effect of a change in accounting principle in order to comply with guidance provided by the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." On a pro forma basis, assuming this accounting change for revenue recognition is applied retroactively, net income (loss) would have been $13.0 million in fiscal 2000 and $(3.4) million in fiscal 1999.

(k)
As a result of the Acquisition, our capital structure and the number of outstanding shares were changed. Accordingly, earnings per share in Predecessor periods are not comparable to earnings per share in Successor periods.

(l)
Represents total current assets less total current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following is a discussion of our results of operations and current financial condition. You should read this discussion in conjunction with our consolidated historical financial statements and notes included elsewhere in this prospectus. Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products, and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the "Risk Factors" beginning on page 10 of this prospectus. Those risk factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements included in this prospectus after we file this prospectus.

Overview

        We are the largest branded marketer of apparel for babies and young children in the United States with a 2003 market share of 6.7%, up from 4.8% in 2002. We sell our products to approximately 300 department store, national chain, and specialty accounts, which together accounted for 51% of our net sales during fiscal 2003. Additionally, we currently operate 174 Carter's retail stores, which accounted for 37% of our net sales during fiscal 2003. We also sell our products in the mass channel under the Tykes brand in over 1,200 Target stores and under our Child of Mine brand in over 3,000 Wal-Mart stores nationwide. Sales from the mass channel accounted for 12% of our net sales during fiscal 2003.

        Consolidated net sales have increased from $406.9 million in fiscal 1999 to $703.8 million in fiscal 2003. This represents a compound annual growth rate of 14.7%. During this period, wholesale net sales have increased at a compound annual growth rate of 12.4%, from $223.6 million to $356.9 million; net sales at our Carter's retail stores increased at a compound annual growth rate of 9.5% from $183.3 million to $263.2 million; and sales in the mass channel (which began during the fourth quarter of fiscal 2000) increased from $4.0 million to $83.7 million. We believe the increase in wholesale net sales resulted primarily from the strength of the Carter's brand in the market place relative to our branded and private label competitors. The increase in our retail stores' net sales resulted primarily from new store openings and same store sales increases. We believe the mass channel represents a significant growth opportunity for us. In fiscal 2003, Target and Wal-Mart together represented 23% of all sales of apparel products for babies and young children in the United States.

        Growth in recent years has been driven by the strong performance of our core products made possible through our global sourcing strategy. We have hired people with experience in sourcing products from third-party manufacturers throughout the world, primarily from the Far East. Since launching our global sourcing initiative, we have experienced significant improvement in product quality, lower product costs, and improvement in product margins. Our global sourcing network has also enabled us to more competitively price our products, increase our market share, and enter the mass channel. In December 2000, we successfully launched the Tykes brand at all Target stores; and in June 2003, we began shipping products under our Child of Mine brand to substantially all Wal-Mart stores nationwide.

        On October 29, 2003, we completed an initial public offering of our common stock including the sale of 5,390,625 shares by us and 1,796,875 shares by the selling stockholders, primarily Berkshire Partners LLC and its affiliates. Our proceeds from the offering totaled $93.9 million. On

November 28, 2003, we used approximately $68.7 million of the proceeds to redeem approximately $61.3 million in outstanding senior subordinated notes and pay a redemption premium of approximately $6.7 million and related accrued interest charges of $0.7 million. We used approximately $2.6 million of the net proceeds to terminate the Berkshire Partners LLC management agreement and used approximately $11.3 million to prepay amounts outstanding under the term loan as required by the senior credit facility. We used the remaining proceeds for working capital and other general corporate purposes.

        On August 15, 2001, investment funds affiliated with Berkshire Partners LLC purchased control of us from Investcorp S.A., which had been our controlling stockholder since acquiring us in fiscal 1996. Financing for the Acquisition and related transactions totaled $468.2 million and was provided by: $24.0 million in new revolving loan facility borrowings; $125.0 million in new term loan borrowings; $173.7 million from the sale by our operating subsidiary of senior subordinated notes; and $145.5 million of capital invested by investment funds affiliated with Berkshire Partners LLC and other investors, including rollover equity by our management of $18.3 million.

        The proceeds of the Acquisition and financing were used to purchase our existing equity ($252.5 million), pay for selling stockholders' transaction expenses ($19.1 million), pay for buyers' transaction expenses ($4.0 million), pay debt issuance costs ($13.4 million), and retire all outstanding balances on previously outstanding long term debt, including accrued interest thereon ($174.8 million). In addition, $4.4 million of proceeds were held as cash for temporary working capital purposes.

        As a result of the Acquisition, our assets and liabilities were adjusted to their estimated fair values as of August 15, 2001. The seven and one-half month period prior to the Acquisition includes Acquisition-related charges, principally sellers' expenses, such as management bonuses and professional fees, debt extinguishment charges for debt redemption premiums, and the write-off of deferred debt issuance costs on debt retired as a result of the Acquisition and refinancing. The Predecessor periods include amortization expense on our tradename and goodwill. The Successor periods reflect increased interest expense, the amortization of licensing agreements and cessation of amortization on our tradename and goodwill due to the adoption of SFAS 141 and SFAS 142. Accordingly, the results of operations for the Predecessor and Successor periods are not comparable.

        For discussion purposes only, our fiscal 2001 results discussed below represent the mathematical addition of the historical results for the Predecessor period from December 31, 2000 through August 14, 2001 and the Successor period from August 15, 2001 through December 29, 2001. This approach is not consistent with generally accepted accounting principles and yields results that are not comparable on a period-to-period basis, due to the new basis of accounting established at the Acquisition date. However, management believes it is the most meaningful way to comment on the results of operations.

        Our fiscal year ends on the Saturday in December or January nearest to the last day of December. Consistent with this policy, fiscal 2004 will end on January 1, 2005 and fiscal 2003 ended on January 3, 2004. As a result, fiscal 2004 will contain 52 weeks of financial results and fiscal 2003 contained 53 weeks of financial results. The additional week in fiscal 2003 was included in the first quarter of fiscal 2003. Therefore, our results for the first half of fiscal 2004 reflect our financial position as of July 3, 2004 and for the 26-week period then ended. The first half of fiscal 2003 ended on July 5, 2003 and included 27 weeks of financial results. Fiscal 2002 ended on December 28, 2002 and contained 52 weeks of financial results. Fiscal 2001 ended on December 29, 2001 and contained 52 weeks of financial results.

Results of Operations

        The following table sets forth, for the periods indicated, (i) selected statement of operations data expressed as a percentage of net sales and (ii) the number of retail stores open at the end of each period:

				Six-month periods ended
	Fiscal Years
				July 5, 2003	July 3, 2004
	2001	2002	2003
Statements of Operations:
Wholesale sales	50.7%	52.1%	50.7%	53.0%	48.4%
Retail sales	45.4	43.8	37.4	37.1	35.2
Mass channel sales	3.9	4.1	11.9	9.9	16.4

Net sales	100.0	100.0	100.0	100.0	100.0
Cost of goods sold	64.1	60.8	63.7	63.9	62.9

Gross profit	35.9	39.2	36.3	36.1	37.1
Selling, general, and administrative expenses	28.3	30.0	26.7	28.4	28.1
Other charges	3.0	0.1	0.5	—	0.2
Royalty income	(1.5)	(1.4)	(1.6)	(1.5)	(1.7)

Operating income	6.1	10.5	10.6	9.2	10.5
Loss on extinguishment of debt	2.4	—	1.4	—	—
Interest expense, net	4.4	4.9	3.7	4.4	2.7

(Loss) income before income taxes	(0.7)	5.6	5.5	4.8	7.8
Provision for income taxes	0.1	2.3	2.2	1.9	3.0

Net (loss) income	(0.8)%	3.3%	3.3%	2.9%	4.8%

Number of retail stores at end of period	151	156	169	159	174

Six-month period ended July 3, 2004 compared to six-month period ended July 5, 2003

        Net Sales.    In the first half of fiscal 2004, consolidated net sales were $339.0 million, an increase of $33.0 million, or 10.8%, as compared with $306.0 million for the first half of fiscal 2003. The increase in the first half of fiscal 2004 over the prior year primarily reflects growth in sales to the mass channel, including sales of our Child of Mine brand to Wal-Mart, which launched in June of 2003, and growth in sales in our retail channel.

        In the first half of fiscal 2004, wholesale sales increased $1.9 million, or 1.1%, to $164.1 million from $162.2 million in the first half of fiscal 2003. Wholesale sales, excluding off-price sales in the first half of fiscal 2004, increased $3.4 million, or 2.2%, to $155.3 million from $151.9 million in the first half of fiscal 2003. The increase in wholesale sales for the first half of fiscal 2004 was driven primarily by strong sleepwear sales.

        Mass channel sales in the first half of fiscal 2004 increased $25.5 million, or 84.2%, to $55.7 million from $30.2 million in the first half of fiscal 2003. This revenue growth for the first half of fiscal 2004 primarily reflects sales of our Child of Mine brand that began selling to Wal-Mart in the latter part of the second quarter of fiscal 2003. Also contributing to this growth were increased sales of the Tykes brand sold to Target.

        In the first half of fiscal 2004, retail store sales increased $5.7 million, or 5.0%, to $119.2 million from $113.5 million in the first half of fiscal 2003. Such revenue growth was driven by incremental sales of $7.4 million generated from new stores opened subsequent to July 5, 2003 and a comparable store sales increase of $1.9 million, or 1.8%, based on 158 locations. Such increases were partially offset by the impact of store closures of $0.5 million and an additional week of selling in the first half of fiscal 2003 of $3.1 million. There were a total of 174 stores as of July 3, 2004. We plan to open five stores and close four stores during the balance of fiscal 2004. We do not expect to incur any significant costs as a result of these store closures.

        Gross Profit.    Gross profit increased $15.4 million, or 13.9%, to $125.9 million in the first half of fiscal 2004 compared to $110.5 million in the first half of fiscal 2003. As a percentage of net sales, gross profit in the first half of fiscal 2004 increased to 37.1% from 36.1% in the first half of fiscal 2003. This increase in gross profit, relative to sales, for the first half of fiscal 2004 resulted primarily from favorable product costs, lower levels of inventory provisions, due to our focus on core products, and the inventory adjustment, noted below offset by a higher mix of mass channel revenues that generally yield lower margins than our wholesale and retail channels. As described in Note 4 to the accompanying unaudited condensed consolidated financial statements, we recorded a favorable adjustment of $1.5 million to correct adjustments to cost of sales and inventory made during fiscal 2003 and the first quarter of fiscal 2004.

        Selling, General, and Administrative Expenses.    In the first half of fiscal 2004, selling, general, and administrative expenses increased $8.6 million, or 9.9%, to $95.4 million from $86.8 million in the first half of fiscal 2003. As a percentage of net sales, these expenses decreased to 28.1% in the first half of fiscal 2004 from 28.4% in the first half of fiscal 2003. Such improvements reflect the benefit of operating leverage.

        Closure Costs.    In June of 2004, we decided to exit our distribution facility in Leola, Pennsylvania in order to consolidate our distribution operations and reduce costs. We recorded approximately $95,000 of severance costs during the first half of fiscal 2004. In July of 2003, we decided to exit our Costa Rican sewing facilities, given our ability to obtain lower costs from third-party suppliers. In the first half of fiscal 2004, we recorded approximately $74,000 of severance costs and $371,000 of other closure costs.

        Royalty Income.    We license the use of our Carter's, Carter's Classics, and Child of Mine names and sublicense the Tykes name to certain licensees. During the first half of fiscal 2004, royalty income was approximately $5.7 million, an increase of $1.2 million, or 27.2%, over the first half of fiscal 2003. The increase in the first half of fiscal 2004 resulted primarily from royalties earned on licensed sales of our Child of Mine brand by our licensee partners who began shipping their products during the third quarter of fiscal 2003.

        Operating Income.    Operating income for the first half of fiscal 2004 increased $7.4 million to $35.6 million from $28.2 million in the first half of fiscal 2003. Operating income, as a percentage of net sales, increased to 10.5% in the first half of fiscal 2004 compared to 9.2% in the first half of fiscal 2003. The increase in operating income for the first half of fiscal 2004 reflects the benefit from revenue growth, increases in gross profit, and leveraging of operating expenses, described above.

        Interest Expense, Net.    In the first half of fiscal 2004, interest expense decreased $4.5 million to $9.0 million from $13.5 million in the first half of fiscal 2003. This decrease is attributable to the redemption of approximately $61.3 million of our 10.875% senior subordinated notes in the fourth quarter of fiscal 2003, lower variable interest rates on reduced levels of term loan indebtedness, and the additional week of interest in the first half of fiscal 2003.

        Income Taxes.    In the first half of fiscal 2004, we recorded a provision for income taxes of $10.4 million compared to $5.6 million in the first half of fiscal 2003. Our effective tax rate was approximately 39.0% during the first half of fiscal 2004 and 38.5% during the first half of fiscal 2003.

        Net Income.    As a result of the factors noted above, net income for the first half of fiscal 2004 was $16.2 million compared to $9.0 million in the first half of fiscal 2003.

Fiscal year ended January 3, 2004 compared to fiscal year ended December 28, 2002

        Net Sales.    Consolidated net sales for fiscal 2003 were $703.8 million, an increase of $124.3 million, or 21.4%, compared to $579.5 million in fiscal 2002. This revenue growth has been driven by strong product performance resulting from our focus on improving the value of our core products through the expansion of our global sourcing network, effective merchandising strategies, and revenue from our new Child of Mine brand launched in June 2003, which is now being sold in substantially all Wal-Mart stores nationwide.

        Total wholesale sales increased $54.9 million, or 18.2%, to $356.9 million in fiscal 2003 from $302.0 million in fiscal 2002. In fiscal 2003, wholesale sales, excluding off-price sales, increased $49.6 million, or 17.4%, to $335.2 million from $285.5 million in fiscal 2002. The increase in wholesale sales during fiscal 2003 reflects the growth of our baby and playclothes product lines offset by lower sleepwear revenue. This performance was driven by our focus on improving the value of our high-volume, core products and focus on improving customer service levels.

        Retail store sales increased $9.5 million, or 3.7%, to $263.2 million in fiscal 2003 from $253.8 million in fiscal 2002. The driver of the revenue increase in fiscal 2003 was incremental revenue of $20.6 million generated from new store openings offset by the impact of store closures of $6.8 million and a comparable store sales decline of $4.3 million, or 1.8%, based on 148 locations. During fiscal 2003, we opened 15 stores and closed two stores. There were a total of 169 stores as of January 3, 2004 compared to 156 stores at December 28, 2002.

        Mass channel sales increased $59.9 million to $83.7 million in fiscal 2003 compared to $23.8 million in fiscal 2002. This revenue growth reflects sales of our new Child of Mine brand. Also contributing to this growth were increased sales of the Tykes brand to Target. This growth resulted from additional floor space and productivity gained in existing stores and the opening of new Target stores.

        Gross Profit.    In fiscal 2003, gross profit increased $27.9 million, or 12.3%, to $255.3 million compared to $227.4 million in fiscal 2002. Gross profit as a percentage of net sales in fiscal 2003 decreased to 36.3% compared to 39.2% in fiscal 2002. The decrease in gross profit, relative to sales, reflects a higher mix of wholesale and mass channel sales, which yield lower margins than similar products sold through our retail channel. Retail sales were 37% of consolidated net sales in 2003 as compared to 44% in fiscal 2002. Also contributing to the decline in gross profit, as a percentage of sales, was the impact of accelerated depreciation charges of approximately $1.3 million, recorded in the third and fourth quarters of fiscal 2003 relating to the closure of our Costa Rican sewing facilities.

        Selling, General, and Administrative Expenses.    In fiscal 2003, selling, general, and administrative expenses increased $13.9 million, or 8.0%, to $188.0 million from $174.1 million in fiscal 2002. As a percentage of net sales, these expenses decreased to 26.7% in fiscal 2003 from 30.0% in fiscal 2002. The decrease, relative to sales, was due primarily to our ability to grow revenue at a faster rate than our selling, general, and administrative expenses and a special executive bonus of $5.0 million paid in fiscal 2002 that did not recur in fiscal 2003, partially offset by higher distribution costs driven by unit volume growth and a $2.5 million payment to vested option holders of our common stock in July 2003.

        Closure Costs.    In July of 2003, we decided to exit our Costa Rican sewing facilities given our ability to obtain lower costs from third-party suppliers. In addition to the accelerated depreciation charges, described above, we recorded approximately $0.2 million of asset impairment charges,

$0.5 million of severance, and $0.3 million of other closure costs during the third and fourth quarters of fiscal 2003. Approximately $0.9 million of additional closure costs will be recorded during the first quarter of fiscal 2004.

        Management Fee Termination.    In the fourth quarter of fiscal 2003, upon completion of our initial public offering on October 29, 2003, we paid $2.6 million to terminate the Berkshire Partners LLC management agreement. Under the agreement, which was scheduled to expire in 2005, we paid an annual fee of $1.65 million.

        Royalty Income.    We license the use of the Carter's, Carter's Classics, and Child of Mine names and sublicense the Tykes name to certain licensees. In fiscal 2003, royalty income increased 32.0% to $11.0 million compared to $8.4 million in fiscal 2002. This increase reflects continued expansion of our licensed product placement with our key wholesale customers and licensed sales of our new Child of Mine brand by our licensee partners who began shipping their products during the third quarter of fiscal 2003.

        Operating Income.    Operating income for fiscal 2003 increased $14.1 million to $74.6 million compared to $60.6 million in fiscal 2002. Operating income, as a percentage of net sales, was 10.6% in fiscal 2003 as compared to 10.5% in fiscal 2002. The increase in operating income reflects the benefit from revenue growth, increased gross profit, and leveraging of operating expenses. Fiscal 2003 results included $1.0 million in closure costs, $1.3 million in accelerated depreciation, $2.6 million to terminate the Berkshire Partners LLC management agreement, and a $2.5 million special bonus paid to vested option holders in July 2003. Fiscal 2002 results included a $5.0 million special executive bonus, which did not recur in 2003.

        Interest Expense, Net.    Interest expense in fiscal 2003 decreased $2.0 million, or 7.2%, to $26.3 million from $28.3 million in fiscal 2002. This decrease is attributable to lower variable interest rates on reduced levels of term loan indebtedness and the redemption of approximately $61.3 million of our 10.875% senior subordinated notes on November 28, 2003, partially offset by an additional week of interest expense.

        Loss on Extinguishment of Debt.    On November 28, 2003, we used the proceeds of the initial public offering to redeem $61.3 million of our 10.875% senior subordinated notes. In connection with this redemption, we incurred redemption premiums of approximately $6.7 million, wrote-off $2.2 million of deferred debt issuance costs, and expensed $0.4 million related to the note discount. We also prepaid $11.3 million in term loan indebtedness and subsequently wrote-off $0.2 million of deferred debt issuance costs.

        Income Taxes.    Our effective tax rate was 40.2% for fiscal 2003 and 40.3% for fiscal 2002. Our effective tax rates in fiscal 2003 and 2002 were higher than the statutory rate due to the impact of certain non-deductible costs. See Note 8 to the accompanying consolidated financial statements for the reconciliation of the federal statutory tax rate to our effective tax rate.

        Net Income.    Our fiscal 2003 net income increased 20.9% to $23.3 million as compared to $19.3 million in fiscal 2002 as a result of the factors described above.

Fiscal year ended December 28, 2002 compared to fiscal year ended December 29, 2001

        Net Sales.    Consolidated net sales for fiscal 2002 were $579.5 million, an increase of $61.0 million, or 11.8%, compared to $518.5 million in fiscal 2001. This continued revenue growth and strong product performance was driven by our focus on core products, expansion of our global sourcing network, effective merchandising strategies, investments in display units, and the strength of our Carter's brand.

        Wholesale sales increased $39.1 million, or 14.9%, to $302.0 million in fiscal 2002 from $262.9 million in fiscal 2001. In fiscal 2002, wholesale net sales, excluding off-price sales, increased $35.1 million, or 14.0%, to $285.5 million from $250.5 million in fiscal 2001. The increase in wholesale sales during fiscal 2002 reflects the growth of our baby and playclothes product lines due to our focus on improving the value of our core products. This increase was offset by lower demand for our sleepwear product line.

        Retail store sales increased $18.6 million, or 7.9%, in fiscal 2002 to $253.8 million from $235.2 million in fiscal 2001. The increase in sales for the year resulted primarily from increased growth in all of our major product markets. Comparable store sales in our retail channel increased 4.4% in fiscal 2002, based on 142 locations, and increased 6.5% in fiscal 2001, based on 138 locations. In addition, sales increased due to incremental revenues generated from ten new stores added during fiscal 2002. Five stores were closed during fiscal 2002, and during fiscal 2001 we opened nine stores and closed five stores.

        Mass channel sales increased $3.4 million, or 16.5%, to $23.8 million in fiscal 2002 compared to $20.4 million in fiscal 2001. This revenue growth came primarily from our sleepwear product line, and was due, in part, to strong product performance and increased sales from additional floor space gained in existing stores and through the opening of new Target stores.

        Gross Profit.    In fiscal 2002, gross profit increased $41.1 million, or 22.1%, to $227.4 million compared to $186.3 million in fiscal 2001 due to the increased sales and improved gross margin compared to fiscal 2001. Gross profit as a percentage of net sales in fiscal 2002 increased to 39.2% compared to 35.9% in fiscal 2001. This increase in gross margin reflects the continued expansion of our global sourcing strategy, which has enabled us to source better quality products with improved fabric and garment construction at lower costs. These improvements in gross margin also include the impact of a $4.5 million charge recorded in fiscal 2001 related to the amortization of the step-up in the inventory valuation at Acquisition. Excluding this Acquisition adjustment, gross profit, as a percentage of net sales, would have been 36.8% in fiscal 2001. Gross margin in fiscal 2001 also included closure costs and lower margins on excess inventory dispositions.

        Selling, General, and Administrative Expenses.    In fiscal 2002, selling, general, and administrative expenses increased $27.2 million, or 18.5%, to $174.1 million from $146.9 million in fiscal 2001. As a percentage of net sales, these expenses increased to 30.0% in fiscal 2002 from 28.3% in fiscal 2001. The increase relative to sales was due primarily to a special executive bonus of $5.0 million, increased distribution costs, and fees related to a strategic consulting arrangement. These increases were partially offset by the benefit from our ability to grow our revenue at a faster rate than our selling, general, and administrative expenses and $1.3 million in costs incurred in connection with activities leading up to the Acquisition in fiscal 2001.

        Acquisition-related charges/Write-down of Long-Lived Assets/Deferred Charge Write-Off.    In the fourth quarter of fiscal 2002, we recorded a charge of approximately $150,000 related to a reduction in the carrying value of the land and building held for sale located in Barnesville, Georgia. We also expensed approximately $923,000 of previously deferred costs related to the preparation and filing of a registration statement on Form S-1 in August 2002, to register the initial public offering of our common stock.

        As described in Note 1 to the accompanying consolidated financial statements for the fiscal year ended December 29, 2001, we incurred Predecessor Acquisition-related charges in connection with the sale of our company including $4.5 million in management bonuses and $6.8 million in seller expenses.

        As described in Note 15 to the accompanying consolidated financial statements, we closed two of our manufacturing facilities during the Predecessor period of fiscal 2001. In the first quarter of fiscal 2001, we closed our Harlingen, Texas sewing facility and recognized a charge of approximately $582,000 related to closure costs and involuntary termination benefits. Additionally, we recorded a non-cash charge of approximately $742,000 related to the write-down of the asset value to the sewing facility's estimated net realizable value. In the second quarter of fiscal 2001, we closed our fabric printing operations located in Barnesville, Georgia and recognized a charge of approximately $534,000 related to closure costs and involuntary termination benefits. Additionally, we recorded a non-cash charge of approximately $2.4 million related to the write-down of the asset value to the printing facility's estimated net realizable value. During the Successor period, we recorded $268,000 in reductions to the estimates of closure and termination costs.

        Royalty Income.    We license the use of Carter's and Carter's Classics names, and sublicense the Tykes name to certain licensees. In fiscal 2002, royalty income generated through our licensees' revenue increased 9.6% to $8.4 million compared to $7.6 million in fiscal 2001 due to the continued extension of our brand through these licensing arrangements.

        Operating Income.    Operating income for fiscal 2002 increased $28.8 million to $60.6 million compared to $31.7 million in fiscal 2001. Operating income, as a percentage of net sales, increased to 10.5% in fiscal 2002 from 6.1% in fiscal 2001. These increases are due primarily to higher levels of revenue and gross profit in 2002 and the impact of the charges incurred in 2001.

        Loss on Extinguishment of Debt.    As described in Note 1 to the accompanying consolidated financial statements, in connection with the Acquisition and refinancing, we incurred a charge of $12.5 million during the Predecessor period from December 31, 2000 through August 14, 2001, which reflects the write-off of deferred debt issuance costs of approximately $4.7 million and debt redemption premiums of approximately $7.8 million.

        Interest Expense, Net.    Interest expense in fiscal 2002 increased $5.5 million, or 24.0%, to $28.3 million from $22.8 million in fiscal 2001. We attribute this increase primarily to the impact of additional borrowings resulting from the Acquisition and refinancing as discussed in Note 1 to the accompanying consolidated financial statements. We had outstanding letters of credit totaling $16.3 million as of December 28, 2002 and $6.5 million as of December 29, 2001.

        Income Taxes.    Our effective tax rate was 40.3% for fiscal 2002, 36.5% for the Successor period from August 15, 2001 through December 29, 2001, and 28.7% for the Predecessor period from December 31, 2000 through August 14, 2001. Our effective rate in fiscal 2002 was higher than the statutory rate due to the impact of non-deductible costs. The 28.7% benefit against our pre-tax loss for the Predecessor period is primarily a result of seller's expenses incurred in connection with the Acquisition. See Note 8 to the accompanying consolidated financial statements for the reconciliation of the statutory tax rate to our effective tax rate.

        Net Income (Loss).    Our fiscal 2002 pre-tax income was $32.3 million up from a pre-tax loss of $3.6 million in fiscal 2001. As noted above, fiscal 2002 includes a $150,000 write-down related to a reduction in the carrying value of the land and building held for sale located in Barnesville, Georgia and $923,000 in expenses related to the filing of a registration statement on Form S-1 in August of 2002 to register the initial public offering of our common stock. Fiscal 2001 includes $11.3 million of Acquisition-related charges, $4.0 million of closure and asset impairment charges, and $12.5 million in debt extinguishment costs. Our net income for fiscal 2002 was $19.3 million.

Liquidity and Capital Resources

        Our cash needs are working capital, capital expenditures, and debt service. Historically, we have financed these needs through internally generated cash flow and funds borrowed under an available senior credit facility. Our primary source of liquidity will continue to be cash flow from operations and borrowings under our revolving loan facility, and we expect that these sources will fund our ongoing requirements for debt service and capital expenditures. These sources of liquidity may be impacted by continued demand for our products and our ability to meet debt covenants under our senior credit facility.

        Net accounts receivable at July 3, 2004 were $72.0 million compared to $59.9 million at July 5, 2003 and $65.3 million at January 3, 2004. The increase over July 5, 2003 primarily reflects higher levels of revenue in the latter part of the first half of fiscal 2004 as compared to the end of the first half of fiscal 2003. Due to the seasonal nature of our operations, the net accounts receivable balance at July 3, 2004 is not comparable to the net accounts receivable balance at January 3, 2004.

        Net inventories at July 3, 2004 were $148.4 million compared to $132.9 million at July 5, 2003 and $104.8 million at January 3, 2004. This increase over July 5, 2003 was planned to support third quarter fiscal 2004 shipping requirements. Average net inventory levels in 2004 are expected to be higher than average 2003 year end net inventory levels of $117.4 million based on increases in forecasted demand. Due to the seasonal nature of our operations, net inventories at July 3, 2004 are not comparable to net inventories at January 3, 2004.

        Net cash used in operating activities for the first half of fiscal 2004 was $5.4 million compared to net cash used in operating activities of $21.9 million for the first half of fiscal 2003. The change in net cash used in operating activities in the first half of fiscal 2004 compared to the first half of fiscal 2003 is primarily attributed to increases in accounts payable and the growth in earnings, partially offset by increased levels of inventory. Net cash provided by operating activities during fiscal 2003 and fiscal 2002 was approximately $40.5 million and $27.3 million. This increase in net cash provided by operating activities in fiscal 2003 as compared to fiscal 2002 is due to our ability to effectively manage inventory levels, our growth in earnings, and fluctuations in accounts receivable, accounts payable, and other liabilities due primarily to timing. Net cash provided by our operating activities in fiscal 2001 was $31.3 million. The decrease in net cash flow provided by operating activities in fiscal 2002 from fiscal 2001 was primarily attributed to increases in accounts receivable and inventory levels partially offset by increases in current liabilities.

        We have invested $10.7 million in capital expenditures during the first half of fiscal 2004 compared to $6.8 million during the first half of fiscal 2003. We plan to invest an additional $13.8 million in capital expenditures during the remainder of fiscal 2004. Major investments include the expansion of our distribution capabilities, retail store openings and remodeling, and fixturing programs for our key wholesale and mass channel customers. We invested $17.3 million, $18.0 million, and $19.0 million in capital expenditures during fiscal years 2003, 2002, and 2001.

        On October 29, 2003, we completed an initial public offering of our common stock including the sale of 5,390,625 shares by us and 1,796,875 shares by the selling stockholders, primarily Berkshire Partners LLC and its affiliates. Our net proceeds from the offering totaled $93.9 million. On November 28, 2003, we used approximately $68.7 million of the proceeds to redeem approximately $61.3 million in outstanding senior subordinated notes and pay a redemption premium of approximately $6.7 million and related accrued interest charges of $0.7 million. We used approximately $2.6 million of the net proceeds to terminate the Berkshire Partners LLC management agreement and used approximately $11.3 million to prepay amounts outstanding under the term loan as required by the senior credit facility. We used the remaining proceeds for working capital and other general corporate purposes.

        In December 2003, we prepaid $6.5 million of term loan indebtedness and on March 22, 2004, we prepaid an additional $5.0 million of term loan indebtedness. At July 3, 2004, we had approximately $204.9 million of debt outstanding, consisting of $113.1 million of senior subordinated notes, $91.8 million in term loan borrowings, and no borrowings under the revolving loan facility, exclusive of approximately $16.6 million of outstanding letters of credit. At July 3, 2004, we had approximately $63.4 million of financing available under our revolving loan facility. At January 3, 2004, we had approximately $212.7 million of debt outstanding, consisting of $113.1 million of senior subordinated notes, $99.6 million in term loan borrowings, and no revolver borrowings under our revolving loan facility, exclusive of approximately $6.5 million of outstanding letters of credit. Average outstanding letters of credit were $8.9 million in fiscal 2003 compared to $12.1 million in fiscal 2002. We believe the revolving loan facility will be available to fund our working capital requirements, capital expenditures, and other general corporate purposes.

        Effective July 29, 2003, our credit facility was amended to, among other things, increase the amount of the commitments under the revolving loan facility from $60.0 million to $80.0 million; provide for a 75 basis point reduction in the applicable interest margin by prepaying our existing Tranche B term loan and replacing it with a new Tranche C term loan; and reduce the amount of our mandatory loan prepayment requirement from 50% or 75% of excess cash flow to 25% or 50% of excess cash flow, depending on the applicable leverage ratio. Pursuant to the amendment, we are also permitted to repurchase up to $15.0 million of additional senior subordinated notes, which we may consider from time to time.

        Principal borrowings under the term loan are due and payable in thirteen quarterly installments of $231,792 from September 30, 2004 through September 30, 2007 and four quarterly payments of approximately $22.2 million from December 31, 2007 through September 30, 2008. Interest on the term loan is payable at the end of interest rate reset periods, which vary in length but in no case exceed six months. The outstanding balance of the revolving loan facility is payable in full on August 15, 2006. Interest is payable quarterly on base rate borrowings under the revolving loan facility and may be payable more frequently in the event we choose a Eurodollar rate option available under the terms of the senior credit facility. No principal payments are required on the senior subordinated notes prior to their scheduled maturity in August 2011. Beginning August 15, 2006, we may redeem all or part of the senior subordinated notes as further described in Note 5 to the accompanying consolidated financial statements. Interest is payable semi-annually on the senior subordinated notes in February and August of each year. Prior to the completion of our initial public offering, our semi-annual interest payments on the senior subordinated notes were $9.5 million. After giving effect to the redemption of $61.3 million of the principal amount of these senior subordinated notes in November 2003, our semi-annual interest payment is now approximately $6.2 million.

        The senior credit facility, as amended, sets forth mandatory and optional prepayment conditions that may result in our use of cash to reduce our debt obligations, including payments of: (i) 50% of the net cash proceeds from an equity issuance by us, excluding, among other things, any issuance of equity in connection with employee or director stock plans or a permitted acquisition and (ii) 25% or 50% of consolidated excess cash flow, depending on the applicable leverage ratio, as both terms are defined in the amended senior credit facility. The terms of the consolidated excess cash flow condition were effective for fiscal 2002, and accordingly, we made a principal prepayment of approximately $4.8 million on March 26, 2003 and made a principal prepayment of approximately $2.4 million on March 22, 2004. The lenders will apply such prepayments first to the term loan and, second, to permanently reduce the revolving loan facility. Subject to certain conditions in the senior credit facility, we may make optional prepayments of our debt obligations without premium or penalty. The lenders will apply such optional prepayments according to our instruction.

        As previously provided by a management agreement with Berkshire Partners LLC, we agreed to, among other things, pay Berkshire Partners an annual management fee of $1.65 million per year for four years, commencing on the first anniversary of the Acquisition. We paid this fee quarterly, in advance. As described above, upon completion of our initial public offering, this management fee agreement was terminated.

        On July 31, 2003, we paid a cash dividend of approximately $24.9 million on the outstanding shares of our common stock to the stockholders of record as of July 30, 2003. Concurrently, we paid a special bonus of approximately $2.5 million to our vested option holders. These payments were funded using cash on hand as well as borrowings under our revolving loan facility, as described above. We have no current intention of paying further dividends. Our credit facility imposes certain covenants, requirements, and restrictions on actions by us and our subsidiaries that, among other things, restrict the payment of dividends beyond the dividend noted above.

        The following table summarizes as of January 3, 2004, the maturity or expiration dates of mandatory financial obligations and commitments for the following fiscal years ($000):

	2004		2005	2006	2007	2008	Thereafter	Total
Long-term debt	$3,336	(a)	$977	$733	$977	$93,589	$113,101	$212,713
Capital lease obligations (see Note 9 to the Consolidated Financial Statements)	164		—	—	—	—	—	164
Operating leases (see Note 9 to the Consolidated Financial Statements)	18,982		16,208	13,164	9,931	6,601	14,719	79,605

Total financial obligations	22,482		17,185	13,897	10,908	100,190	127,820	292,482
Letters of credit	6,539		—	—	—	—	—	6,539

Total financial obligations and commitments	$29,021		$17,185	$13,897	$10,908	$100,190	$127,820	$299,021

  (a)
  Amount includes a mandatory payment of $2.4 million required by the excess cash flow condition described above. This excess cash flow condition may result in future annual prepayments depending on the consolidated excess cash flow generated in each year.

        In addition to the total financial obligations and commitments in the table above, we have post-retirement benefit obligations, included in other current and other long-term liabilities, as further described in Note 7 to the accompanying consolidated financial statements.

        Based on our current level of operations, anticipated cost savings, and operating improvements, we believe that cash generated from operations and available cash, together with amounts available under the revolving loan facility, will be adequate to meet our debt service requirements, capital expenditures, and working capital needs for the foreseeable future, although no assurance can be given in this regard. We may, however, need to refinance all or a portion of the principal amount of the senior subordinated notes on or prior to maturity in 2011.

Effects of Inflation and Deflation

        We are affected by inflation and changing prices primarily through the purchase of raw materials, increased operating costs and expenses, and fluctuations in interest rates. The effects of inflation on our net sales and operations have not been material in recent years. In recent years, there has been deflationary pressure on selling prices. While we have been successful in offsetting such deflationary pressures through product improvements and lower costs with the expansion of our global sourcing network, if deflationary pricing trends outpace our ability to obtain further price reductions from our global suppliers, our profitability may be affected.

Seasonality

        We experience seasonal fluctuations in our sales and profitability, with generally lower sales and gross profit in the first and second quarters of our fiscal year. Over the past five fiscal years, approximately 57% of our consolidated net sales were generated in the second half of our fiscal year. Accordingly, our results of operations for the first and second quarters of any year are not indicative of the results we expect for the full year.

        As a result of this seasonality, our inventory levels and other working capital requirements generally begin to increase during the second quarter and into the third quarter of each year. During these peak periods we have historically borrowed under our revolving loan facility.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Our significant accounting policies are described in Note 2 to the accompanying consolidated financial statements. The following discussion addresses our critical accounting policies, which are those that require management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

          Revenue recognition:    We recognize wholesale and mass channel revenue after shipment of products to customers, when title passes and when all risks and rewards of ownership have transferred. In certain cases, in which we retain the risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer. We consider revenue realized or realizable and earned when the product has been shipped and when all risks and rewards of ownership have transferred, the sales price is fixed or determinable, and collectibility is reasonably assured. In the normal course of business, we grant certain accommodations and allowances to our wholesale and mass channel customers. Such amounts are reflected as reductions of net sales. Retail store revenues are recognized at the point of sale. We reduce revenue for customer returns and deductions. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments and reserve for certain accommodations and allowances that we have granted to our wholesale and mass channel customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance could be required.

          During the first half of 2004, we contracted with a third-party service to provide us with the fair value of co-op advertising arrangements entered into with certain of our major wholesale and mass channel customers. Such fair value is determined based upon, among other factors, comparable market analysis for similar advertisements. In accordance with Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer/Reseller" ("EITF 01-09"), we have included the fair value of these arrangements of approximately $1,652,000 in the first half of fiscal 2004 as a component of selling, general, and administrative expenses on the accompanying unaudited condensed consolidated statement of operations rather than as a reduction of revenue. Co-op advertising arrangements in fiscal 2003 were treated as a reduction of revenue in accordance with EITF 01-09 as we had determined that it was impracticable to obtain the fair value of those arrangements.

          Inventory:    We provide reserves for slow-moving inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we project, additional write-downs may be required.

          Goodwill and tradename:    As of July 3, 2004, we had approximately $360 million in goodwill and tradename assets. The fair value of the Carter's tradename was estimated at the Acquisition to be approximately $220 million using a discounted cash flow analysis, which examined the hypothetical cost savings that accrue as a result of our ownership of the tradename. The cash flows, which incorporated both historical and projected financial performance, were discounted using a discount rate of 12%. The tradename was determined to have an indefinite life. The carrying value of these assets is subject to annual impairment reviews as of the last day of each fiscal year. Factors affecting such impairment reviews include the continued market acceptance of our offered products and the development of new products. Impairment reviews may also be triggered by any significant events or changes in circumstances. Our impairment review of goodwill is based on the estimated fair values of the underlying businesses. These estimated fair values are based on estimates of the future cash flows of the businesses.

          Accrued expenses:    Accrued expenses for health insurance, workers' compensation, incentive compensation, professional fees, and other outstanding obligations are assessed based on actual commitments, statistical trends, and estimates based on projections and current expectations, and these estimates are updated periodically as additional information becomes available.

          Accounting for income taxes:    As part of the process of preparing our consolidated financial statements, we are required to estimate our actual current tax exposure (state, federal, and foreign), together with assessing permanent and temporary differences resulting from differing bases and treatment of items for tax and accounting purposes, such as the carrying value of intangibles, deductibility of expenses, depreciation of property, plant, and equipment and valuation of inventories. Temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if sufficient taxable income is not generated in future periods. To the extent we determine the need to establish a valuation allowance or increase such allowance in a period, we must include an expense within the tax provision in the accompanying consolidated statement of operations.

          Stock-based compensation arrangements:    We account for stock-based compensation on stock options under the intrinsic value method, whereby we record compensation expense equal to the difference between the exercise price of the stock option and the fair market value of the underlying stock at the date of the option grant. For disclosure purposes only, we also estimate the impact on our net income (loss) of applying the fair value method of measuring compensation cost on stock options with the fair value, prior to our initial public offering, determined under the minimum value method as provided by SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." For stock issued or sold outright to employees, directors, or third parties, we measure expense as the difference between the price paid by the recipient and the fair market value of the stock on the date of issuance or sale. Prior to our initial public offering, in the absence of a public market for our common stock, management and the board of directors estimated the market value of our common stock for all option grants and stock issuances using an approach that applied a multiple to adjusted EBITDA. Adjusted EBITDA represents earnings before interest, income tax expense, depreciation, and amortization, and also excludes Acquisition-related charges, write-downs of long-lived assets, closure costs, and a deferred charge write-off. Adjusted EBITDA is not a measurement under accounting principles generally accepted in the United States of America.

Quantitative and Qualitative Disclosure About Market Risk

        In the operation of our business, we have market risk exposures including those related to foreign currency risk and interest rate risk. These risks and our strategies to manage our exposure to them are discussed below.

        We contract for production with third parties primarily in the Far East and South and Central America. While these contracts are stated in United States dollars, there can be no assurance that the cost for the future production of our products will not be affected by exchange rate fluctuations between the United States dollar and the local currencies of these contractors. Due to the number of currencies involved, we cannot quantify the potential impact of future currency fluctuations on net income in future years. In order to manage this risk, we source products from approximately 100 vendors worldwide, providing us with flexibility in our production should significant fluctuations occur between the United States and various local currencies. To date, such exchange fluctuations have not had a material impact on our financial condition or results of operations. We do not hedge foreign currency exchange rate risk.

        Our operating results are subject to risk from interest rate fluctuations on debt, which carries variable interest rates. At July 3, 2004, outstanding debt aggregated $204.9 million, of which $91.8 million bore interest at a variable rate. An increase of 1% in the applicable rate would increase our annual interest cost by $918,000 and could have an adverse effect on our net income and cash flow. Pursuant to the provisions of our senior credit facility, we purchased an interest rate cap as an economic hedge against approximately $31.3 million of variable rate debt. The cap rate is 7.0%, and the arrangement expires on December 7, 2004.

Other Risks

        There also are other risks in the operation of our business specifically related to raw material pricing and our global sourcing network. The principal raw materials we use are finished fabrics and trim materials. Prices for these materials are affected by changes in market demand, and there can be no assurance that prices for these and other raw materials will not increase in the near future. These materials are available from more than one supplier, which enables us to negotiate pricing. However, the loss of one or more of these suppliers could temporarily interrupt our supply, which could have an adverse effect on our sales and increase our costs.

        We currently source substantially all of our production from our offshore operations and third-party manufacturers located in foreign countries. As a result, we may be adversely affected by political instability resulting in the disruption of trade from foreign countries, the imposition of new regulations relating to imports, duties, taxes, and other charges on imports, any significant decreases in the value of the dollar against foreign currencies, and restrictions on the transfer of funds. These and other factors could result in the interruption of production in offshore facilities, delay receipt of the products into the United States or affect our operating income. Our future performance may be subject to such factors, which are beyond our control, and there can be no assurance that such factors would not have a material adverse effect on our financial condition and results of operations. We carefully select our sourcing agents, and in an effort to mitigate the possible disruption in product flow, we place production in various countries we believe to be of lower risk.

        We continually evaluate opportunities to improve our products and reduce our costs. Our remaining sewing facilities, located in Mexico, currently provide us an advantageous cost structure. If we determine in the future that we are able to source products currently sewn in Mexico at a significantly lower cost with superior quality elsewhere, we would develop a plan to exit such facilities and incur substantial closure-related costs.

        We enter into various purchase order commitments with full-package suppliers. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation. Historically, these cancellations and related termination charges have occurred infrequently and have not had a material impact on our business. However, as we rely more heavily on our full-package global sourcing network, we expect to incur more of these termination charges, which could increase our cost of goods sold.

BUSINESS

General

        We are the largest branded marketer of apparel for babies and young children in the United States with a 2003 market share of 6.7%, up from 4.8% in 2002. Over our 139 years of operation, Carter's has become one of the most highly recognized and most trusted brand names in the children's apparel industry. We focus on providing high-quality, essential products at prices that deliver an attractive value to consumers. We believe the value proposition of our products appeals to a broad range of consumers, and our multi-channel sales strategy allows us to reach consumers where they shop. We sell our products under the Carter's and Carter's Classics brands in our wholesale channel, which includes approximately 300 department store, national chain, and specialty store accounts. Additionally, we currently operate 174 Carter's retail stores located primarily in premier outlet centers throughout the United States. We also sell our products in the mass channel under the Tykes brand in over 1,200 Target stores and under our Child of Mine brand in over 3,000 Wal-Mart stores nationwide. Our wholesale channel represented 51% of our total net sales, our retail stores represented 37% of our total net sales, and our mass channel represented 12% of our total net sales for the fiscal year ended January 3, 2004. For a presentation of our operating results broken down by our wholesale, retail, and mass channel segments, please see Note 14 to the accompanying consolidated financial statements.

        In the past five years we have grown our business by improving our core products in baby, sleepwear, and playclothes, entering the mass channel, partnering with key retailers, and further developing our retail store portfolio. In addition, we have transitioned from a U.S. based vertical manufacturer to a global sourcing company, enabling us to improve our product quality, reduce product costs, and achieve our growth plans.

Our Market

        The market for baby and young children's apparel in the United States was $18.4 billion in 2003. This market is highly fragmented with no single brand's revenue representing more than 7% of the entire market in 2003.

        In the United States, there were approximately four million births reported in 2002 and demographers project an increase in births over the next 20 years. Favorable demographic trends further support continued strength in the market for baby and young children's products. Highlights of these trends include:

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  parents are having children later in life and have higher incomes when their children are born;

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  40% of all births are first children, which we believe leads to higher initial spending; and

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  grandparents are a large and growing market and are spending more money on their grandchildren than previous generations spent.

Our Competitive Strengths

        We attribute our market leadership and our significant opportunities for continued growth and increased profitability to the following competitive strengths:

Superior Brand Power

        The Carter's brand carries a high level of positive brand awareness, and we believe our brand has a strong, emotional connection with consumers as a result of providing high quality baby and young children's apparel at an attractive value for more than 139 years. In a survey conducted by

Fitzgerald & Co., 95% of mothers and grandmothers surveyed knew the Carter's brand name and over 85% had purchased Carter's products. The survey also indicated that these consumers trusted the Carter's brand.

        Since 1992, we have increased net sales from $227 million to $704 million. In the department store, national chain, outlet, specialty store, and off-price sales channels in fiscal 2003, our aggregate share of the layette market was 25% and our aggregate share of the baby and young children's sleepwear market was 27%. In fiscal 2003, our aggregate market shares in the layette and baby and young children's sleepwear markets in these channels were more than four and three times that of the next largest brands. We also have a significant and growing presence in the much larger and highly fragmented baby and young children's playclothes market. We believe our brand strength and leading market position make us an integral component of our wholesale and mass channel customers' baby and young children's departments.

        The strength of our brands has also allowed us to establish and grow a licensing program for the use of the Carter's, Carter's Classics, Tykes, and Child of Mine brands on products for babies and young children. In fiscal 2003, our licensees generated wholesale and mass channel net sales of $142.4 million of licensed products on which we earned $11.0 million of royalty income.

Essential, High-Volume Core Products Strategy

        We develop and market basic, high-volume apparel products that consumers purchase frequently, such as bodysuits, pajamas and blanket sleepers. Whether they are shopping for their own children or purchasing gifts, consumers provide consistent demand for our products as they replace clothing outgrown by their babies and young children and start new wardrobes for the four million babies born each year. Our experienced product teams design core products with simple and cost-effective construction and creative art. Over the past five years, we have expanded our design teams in order to improve artistic applications on these core products. The majority of our core styles continue from year to year with variations only to color, fabric, or artistic applications. In 2003, approximately $303.1 million, or 43%, of our net sales were from our baby segment. In 2003, we sold approximately 31 million bodysuits, approximately 17 million sleep & play outfits, and approximately 10 million blanket sleepers, which comprise our top three core product offerings. In 2003, we sold over 148 million units of Carter's products to our wholesale and mass channel customers, and through our retail stores, up approximately 42% from 2002. We believe our focus on core, replenishable products reduces the complexity of our inventory, increases our productivity, creates a more stable and predictable revenue base and provides us with a competitive advantage.

        Shown below are our top ten baby and sleepwear core products, which represented more than 80% of our baby and sleepwear net sales in 2003.

Multiple Sales Channels With Broad Consumer Reach

        Our multi-channel sales strategy allows us to reach consumers with varying demographic and socio-economic characteristics. Our wholesale customers are leading department stores and national chains, and they accounted for 51% of our net sales in 2003. We have long-standing, strategic relationships with our wholesale customers, which we believe are based on the way we successfully manage their business, the sales we generate for them, and the high service level we provide. This enables us to maintain a strong brand presence on their retail floors and greater control of our product mix, resulting in higher profitability and productivity for both us and our wholesale customers. Many department and specialty stores have focused on promoting leading brands while reducing their number of suppliers. We believe that this focus and the consolidation of the apparel industry will continue to favor strong brands such as Carter's.

        We also currently operate 174 Carter's retail stores throughout the United States in quality outlet and strip centers, which extends our consumer reach and enhances brand awareness. Our retail stores offer convenience and value for consumers shopping outside the traditional mall setting.

        In the fourth quarter of 2000, we entered the mass channel by launching the Tykes brand in all Target stores. Given the fact that sales in the mass channel represented 31% of total market sales for baby and young children's apparel in 2003, and based on our success with Target, we chose to expand the availability of our products by launching our Child of Mine brand in substantially all Wal-Mart stores nationwide.

Operational Expertise

        We believe that our skill at servicing our customers and our own retail stores with on-time deliveries of high-quality products and our ability to monitor and analyze their inventory levels based on weekly sales data, ensuring quick replenishment, have been key drivers in building our market share in the wholesale, retail, and mass channels. We believe this operational excellence distinguishes us from our competitors and has been an important factor in our successful entry into the mass channel. As a result of recent improvements in our logistics, we have increased our speed to market with new products, improved customer service levels, increased inventory turns, and increased the productivity of our retail stores.

Global Sourcing Network

        Growth in recent years has been driven by strong product performance made possible through our global sourcing network. We have hired additional people with experience in sourcing products from the Far East with skills that include the ability to evaluate vendors, familiarity with foreign supply sources, and experience in sourcing logistics particular to the Far East. We have recruited people with these skills from Disney, Mast Industries, The Limited, The Gap, NIKE, and other apparel companies. In connection with our global sourcing initiatives we have closed our domestic manufacturing operations, including textile, printing, cutting, embroidery, and sewing facilities. We also closed three offshore sewing facilities. Fabric we previously produced is currently purchased from third-party manufacturers. We continue to operate two sewing facilities in Mexico.

        Since launching our global sourcing initiative, we have experienced significant increases in product quality, lower product costs, and improvement in product margins, enabling us to more competitively price our products, accelerate revenue growth, increase sales, and successfully enter the mass channel. We expect to realize further benefits as we expand our global sourcing and continue our focus on core product offerings.

        Our network consists of approximately 100 vendors located in more than 15 countries. We believe that our sourcing arrangements are sufficient to meet our current operating requirements and provide significant capacity for growth.

Strong Management Team With a Proven Track Record

        We have a strong and experienced management team. Four of our top executives, including Mr. Rowan, our Chief Executive Officer, joined us following successful careers running the Bassett-Walker, Lee Jeans and Jansport divisions of the VF Corporation. Our five senior executives average more than 20 years of experience in the textile and apparel industries. We believe that our management team has significant experience in developing brands, has demonstrated experience in disciplined financial planning and analysis, has a strong reputation with customers and the trade and financial communities, and possesses diverse skills that include brand marketing, operations management, product merchandising, and global sourcing.

        Since joining Carter's in 1992, our management team has been responsible for increasing net sales at a compound annual growth rate of approximately 11%. During the same period, we have improved our operating results from a loss of $2.4 million in 1992 to a profit of $74.6 million in 2003. In addition, over the past decade our management team has successfully delivered on our strategic initiatives, including:

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  strengthening and expanding Carter's leadership in core products;

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  transitioning from a domestic manufacturer to a global sourcing marketing organization;

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  significantly improving and implementing a growth strategy for our playclothes products;

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  entering the mass channel; and

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  extending brand reach and increasing profitability through licensing our brands.

        In recent years we have expanded the management team to provide additional expertise in the mass and retail channels, global sourcing, supply chain logistics, and merchandising. After this offering, our five senior executives will continue to beneficially own approximately 9.0% of the equity of our company or 8.9% if the underwriters exercise in full their option to purchase additional shares.

Our Growth Strategy

        We intend to continue to increase sales and profitability by strengthening our position as the leading apparel brand in the United States for babies and young children. Our growth strategy includes:

Core Product Focus

        We believe that our focus on core products continues to drive sales and creates an even more stable and predictable revenue base. We intend to expand our strong market shares by continuing to drive the growth of our core products through further fabric improvements, new artistic applications, new packaging and presentation strategies, and increased leverage of our brand. In addition, we continue to invest in providing our major retail customers with display units that clearly present our core products on their retail floors. We also intend to continue to drive market share gains through emphasis on competitive pricing for all core products and clear communication of that value and product benefits to consumers.

        Our goal is to continually improve the value proposition of our products for our consumers. This is made possible by our global sourcing network, which enables us to obtain better fabrics and improve quality while lowering costs. We also have an opportunity to drive core product growth through the use of high-volume, multi-packaging programs as well as dedicated product displays.

Leverage Carter's Brands in the Large, Fragmented Playclothes Market

        As the largest brand in the United States in layette and sleepwear for babies and young children, we have a significant opportunity to leverage that strength and build market share in the highly fragmented, $13 billion playclothes market for babies and young children. In 2003, we generated approximately $186.2 million of net sales in the playclothes market, only $79.2 million of which was from sales to our wholesale customers. Our playclothes strategy is to continue building brand leadership in core items such as t-shirts, leggings, shorts, casual pants, jumpsuits, rompers, and creepers that we believe represent a significant opportunity for future growth. We intend to accomplish this by offering quality products at attractive prices and leveraging our strength with our existing wholesale customers and consumer base. The acceleration of our global sourcing strategy has allowed us to compete more effectively in the playclothes market by offering high quality items at competitive prices. Our core playclothes strategy combined with our brand power and sourcing capabilities are driving our market share in the playclothes market. In the department store, national chain, outlet, specialty store, and off-price sales channels, our share of the playclothes market for babies and young children grew from 4.8% in 2002 to 7.1% in 2003.

Expand Presence in Mass Channel

        In the fourth quarter of 2000, we entered the mass channel by launching the Tykes brand at all Target stores. At the end of the second quarter of 2003, we began shipping products under our Child of Mine brand to substantially all Wal-Mart stores nationwide and our licensees began shipping Child of Mine products to Wal-Mart in July 2003. We believe this expansion into the mass channel represents a significant growth opportunity for us. Thirty-one percent of sales in the $18.4 billion United States apparel market for babies and young children are generated through mass channel stores nationwide. In 2003, Wal-Mart and Target together represented 76% of mass channel sales of apparel products for babies and young children in the United States.

Extend Reach and Increase Productivity of Retail Stores

        We intend to continue to grow our retail store revenue by extending the reach of our brands through new stores and by improving existing store productivity. We intend to continue to increase store productivity through increasing our focus on core products, improving logistics, creating an easier shopping environment with improved product adjacencies, and implementing simple, more compelling promotions and clearer in-store communications. We also price our core products to provide consumers with an attractive and consistent value everyday. We currently operate 174 retail stores, primarily located in premier outlet centers. We intend to add eight to ten retail stores per year. Generally, new stores are profitable within the first year of operation and produce a payback of initial investment within one year after opening. We believe we have significant opportunities to expand our revenues and profits in this channel.

Continue Expansion of Global Sourcing

        We have achieved significant margin improvement while improving our high-quality standards with our transition from domestic manufacturing to full-package global sourcing. Through this full-package global sourcing strategy, we source complete, ready-for-sale products manufactured by third-party contractors located throughout the world. Our full-package global sourcing network, primarily located in the Far East, currently accounts for approximately 90% of our total product mix, and we believe significant cost reduction and margin improvement are possible as we increase this percentage. The global sourcing mix varies by business unit with 100% of playwear, 100% of baby, and 60% of sleepwear that is full-package sourced. Sleepwear represents the last product category to move offshore due to Consumer Product Safety Commission sleepwear guidelines and longer lead-times for fabric development.

Optimize Supply Chain

        We have significant opportunities to continue to improve our supply chain. We are committed to further shortening product lead times, reducing product complexity, and creating a more effective distribution model. We continue to focus on reducing our product development cycle by implementing initiatives to shorten each stage of the development calendar. Our core product focus allows us to continue to reduce product complexity. Between 1999 and 2003, we significantly reduced the number of style and color combinations we produce while increasing revenues by 14.7%. We have recently opened a new distribution facility that provides us with the additional capacity necessary to meet the growth requirements of our expansion into the mass channel as well as meet anticipated future growth needs.

Products and Markets

Cross-Functional Product Teams

        We design, manufacture, source, and market a broad array of baby and young children's apparel. We have three cross-functional product teams focused on baby, sleepwear, and playclothes. These teams are skilled in identifying and developing high-volume, core products. Each team includes members from merchandising, design, sourcing, product development, forecasting, and supply chain logistics. The teams follow a disciplined approach to fabric usage, color rationalization, and productivity and are supported by a dedicated art department and state-of-the-art design systems. We also license our brand names to other companies to create a complete collection of products, such as bedding, hosiery, underwear, shoes, room décor, and toys. The licensing team directs the use of our designs, art, and selling strategies to all licensees.

        We believe this disciplined approach to product design reduces fashion risk and large seasonal fluctuations while shortening the development cycle. We have a validation process for testing and introducing products. Artwork, color, and product styles are tested with consumers, key wholesale accounts, and an internal creative steering committee. We also apply quantitative measurements such as pre-season bookings, tests of new products in our retail stores, weekly over-the-counter selling results, and daily re-order rates on baby products.

Baby

        We are the leading brand in layette. In fiscal 2003, we generated $303.1 million in net sales of these products representing 43% of total net sales.

        In fiscal 2003, in the department store, national chain, outlet, specialty store, and off-price sales channels, our aggregate market share was approximately 25% for layette, which represents greater than four times the market share of the next largest brand. We sell a complete range of layette products for newborns, primarily made of cotton. Our layette products include bodysuits, undershirts, towels, washcloths, receiving blankets, layette gowns, bibs, caps, and booties. We attribute our leading market position to our brand strength, distinctive print designs, artistic applications, reputation for quality, and ability to manage our dedicated floor space for our retail customers. We tier our products through marketing programs targeted toward gift-givers, experienced mothers, and first-time mothers. Carter's Classics consists of small coordinated layette programs designed for first-time mothers and gift-givers. Carter's Starters, the largest component of our layette business, provides mothers with essentials in value-focused multi-packs.

Sleepwear

        Carter's sleepwear products include pajamas, cotton long underwear, and blanket sleepers in sizes 12 months to 7. In fiscal 2003, we generated $159.2 million in net sales of these products, in all our sales channels, or 23% of total net sales.

        We are the leading brand of sleepwear for babies and young children within the department store, national chain, outlet, specialty store, and off-price sales channels in the United States. In fiscal 2003 in these channels, our market share was 27%, which represented more than three times the market share of the next largest competitor. As in layette, we differentiate our sleepwear products by offering high-volume core products with creative artwork.

Playclothes

        Carter's playclothes products include knit and woven cotton apparel for everyday use in sizes 3 months to 7. In fiscal 2003, we generated $186.2 million in net sales of these products, or 26% of total net sales. The market for baby and young children's playclothes in fiscal 2003 was more than five times the size of the layette and sleepwear markets combined. The $13 billion playclothes market for babies and young children is highly fragmented, with no single branded competitor having more than a 6% share of the entire market in 2003. Excluding the mass channel, our market share in the department store, national chain, outlet, specialty store, and off-price sales channels in 2003 was approximately 7.1%. We continue to focus on strengthening playclothes products by developing a base of essential high-volume, core products that utilize original print designs and innovative artistic applications. We believe this product focus, in combination with our brand strength, strong wholesale customer relationships, and expanded global sourcing network, is increasing our playclothes sales.

Other Products

        The remainder of our product offering includes bedding, outerwear, shoes, socks, diaper bags, gift sets, toys, room décor, and hair accessories. In fiscal 2003, we generated $55.3 million in sales of these other products in our retail stores.

Licensed Products

        We currently extend our consumer reach by licensing our brands to 14 marketers of related products. These licensing partners develop and sell products through our multiple sales channels while leveraging our brand strength, customer relationships, and artwork. Our license agreements require strict adherence to our quality and compliance standards and to a multi-step product approval process. We work in conjunction with our licensing partners in the development of their products and ensure that they fit within our vision of high-quality, core products at attractive values to the consumer. In addition, we work closely with our wholesale and mass channel customers and our licensees to gain dedicated real estate for licensed product categories. Our licensed products provide our customers and consumers with a range of Carter's, Carter's Classics, Tykes, and Child of Mine products that complement and expand upon our core baby and young children's apparel. In fiscal 2003, our licensees generated wholesale and mass channel net sales of $142.4 million on which we earned $11.0 million in royalty income. Our licensees include:

Licensee	Product(s)
Baby Boom	Diaper Bags and Room Décor
C.R. Gibson	Baby Books, Stationery, and Photo Albums
The Giftwrap Company	Baby Books, Stationery, and Gift Bags
Goldbug	Hosiery, Soft Shoes, Hairwear, and Sunglasses
Kids II	Developmental Toys and Bouncers
Kolcraft	Hard Goods
Nolan Glove	Hats and Gloves
Pico	Underwear
Prestige Toy	Plush Toys
Rashti & Rashti	Gift Sets
Riegel	Bedding
Samara	Outerwear and Swimwear
Vida Shoes	Shoes
York	Wallpaper and Borders

Multiple Sales Channels

        We have expanded our consumer reach by increasing sales to our wholesale accounts, opening new retail stores, and expanding into the mass channel. We sell our products to leading retailers in the country and through our own retail outlet and strip center stores. In fiscal 2003, sales through the wholesale channel accounted for 51% of our total net sales and sales through our retail stores accounted for 37% of our total net sales, while sales through our mass channel accounted for 12% of our total net sales. In 2003, we derived approximately 45.7% of our total net sales from our top eight customers. We expect that these customers will continue to represent a significant portion of our sales in the future. However, we do not enter into long-term sales contracts with our key customers, relying instead on long-standing relationships with these customers and on our position in the marketplace. As a result, we face the risk that one or more of our key customers may significantly decrease its or their business with us or terminate its or their relationships with us. Any such decrease or termination or a decrease in our key customers' business could result in a material decrease in our revenue. In 2003, no single wholesale or mass channel customer accounted for more than 10% of our consolidated net sales.

Wholesale Channel

        Our top wholesale customers are leading retailers in the United States, including Kohl's, Babies "R" Us, JCPenney, Sears, May Company, and Federated. We sell our products in the United States through a network of approximately 30 sales professionals. Our sales professionals work with their department or specialty store accounts to establish annual plans for our baby products within the Carter's line which we refer to as core basics. Once we establish an annual plan with an account, we place the majority of our accounts on our automatic reorder plan for core basics. Automatic reorder allows us to plan our sourcing requirements and benefits both us and our wholesale customers by maximizing our customers' in-stock positions, thereby improving sales and profitability. Our sleepwear and playclothes products are planned and ordered seasonally as we introduce new products.

        We intend to drive continued growth with our wholesale customers through our focus on managing our key accounts' business through product mix, fixturing, brand presentation, and advertising. We believe that we maintain strong account relationships and drive brand growth through frequent meetings with the senior management of our key wholesale customers.

Retail Channel

        We currently operate 174 retail stores in 39 states, of which 151 are in outlet centers and 23 are in strip centers. These stores carry a complete assortment of first-quality baby and young children's apparel, accessories, and gift items. Our stores average approximately 4,900 square feet per location and are distinguished by an easy, consumer-friendly shopping environment. We believe our consistent, well-defined pricing strategy, coupled with our brand strength and our assortment of core products, has made our stores a destination location within many outlet and strip centers.

        We have established a disciplined real estate selection process whereby we fully assess all new locations based on demographic factors, retail adjacencies, and population density. We believe that we are located in many of the premier outlet centers in the United States and that we are successfully adding high-volume strip center locations to our portfolio.

Mass Channel

        The market for baby and young children's apparel in the mass channel was $5.6 billion in 2003, or 31%, of total baby and young children's apparel sales. In the fourth quarter of 2000, we entered the mass channel by launching the Tykes brand in all Target stores nationwide. The Tykes product line includes layette, sleepwear, and baby playclothes along with a range of licensed products, such as hosiery, bedding, toys, and gifts. We have recently announced our intent to replace the Tykes brand name in Target stores with our Just One Year® brand beginning in December 2004. This transition will further increase our brand strength and eliminate the Tykes royalty obligations. During the second quarter of 2003, we launched our Child of Mine brand in substantially all Wal-Mart stores nationwide.

Competition

        The baby and young children's apparel markets are highly competitive. Competition generally is based upon product quality, brand name recognition, price, selection, service, and convenience. Both branded and private label manufacturers compete in the baby and young children's apparel market. Our primary competitors in our wholesale business include Oshkosh B'Gosh, Disney, and private label product offerings. Our primary competitors in the mass channel include Gerber, Disney, and private label product offerings. Our primary competitors in the retail store channel include The Gap, Oshkosh B'Gosh, Gymboree, and The Children's Place. Most retailers, including our customers, have significant private label product offerings in playclothes and baby that compete with us. Because of the highly fragmented nature of the industry, we also compete with many small manufacturers and retailers. We believe, however, that our combination of brand strength, size, and operational expertise positions us well against these competitors.

Environmental Matters

        We are subject to various federal, state, and local laws that govern activities or operations that may have adverse environmental effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties, and costs. Generally, compliance with environmental laws has not had a material impact on our operations, but there can be no assurance that future compliance with such laws will not have a material adverse effect on our operations.

Trademarks, Copyrights, and Licenses

        We own many trademarks and tradenames, including Carter's®, Carter's® Classics, Celebrating Childhood™, Celebrating Imagination®, Child of Mine®, Jiffon®, Just One Year®, and Nevabind® as well as copyrights, many of which are registered in the United States and in 60 foreign countries. Under an agreement with The Little Tikes Company, we have licensed the right to use and sublicense the Tykes trademark for use on certain products sold primarily at Target stores. As mentioned above, we plan to replace the Tykes brand name with our Just One Year® brand beginning in December 2004.

        We license the Carter's, Carter's Classics, and Child of Mine names, and sublicense the Tykes name along with many of our trademarks and tradenames to third-party manufacturers to produce and distribute children's apparel and related products such as diaper bags, room décor, hosiery, outerwear, underwear, bedding, plush toys, and shoes. We license the rights to John Lennon's Real Love artwork collection and the artwork of Eric Carle under agreements that expire December 31, 2004 and December 31, 2005.

Employees

        As of July 3, 2004, we had 4,223 employees, 1,856 of whom were employed on a full-time basis in our domestic operations, 1,084 of which were employed on a part-time basis in our domestic operations and 1,283 of which were employed on a full-time basis in our offshore operations. None of our employees is unionized. We have had no labor-related work stoppages and believe that our labor relations are good.

Properties

        We currently operate 174 leased retail stores located primarily in premier outlet and strip centers across the United States, having an average size of approximately 4,900 square feet. Generally, leases have an average term of approximately five years with additional five-year renewal options. We own and operate two distribution facilities in Georgia. On July 3, 2004, we closed our distribution center in Leola, Pennsylvania. We also own two office buildings in Georgia. We lease office space in four buildings, two in Georgia, one in Connecticut, and one in New York. In February 2001, we entered into a ten-year lease agreement for our corporate office in Atlanta, Georgia. In January 2003, we entered into a seven-year lease agreement, with a cancellation option after four years, for a new distribution facility in Stockbridge, Georgia. Internationally, we lease two sewing facilities in Mexico. We terminated our leases in Costa Rica at the end of March 2004, as a result of the recent closures.

        Our aggregate lease commitments as of July 3, 2004 for the above leased properties are as follows: fiscal 2004—$9.4 million, fiscal 2005—$17.1 million, fiscal 2006—$14.2 million, fiscal 2007—$11.1 million, and fiscal 2008—$8.0 million; and $17.0 million for the balance of these commitments beyond fiscal 2008.

Legal Proceedings

        From time to time, we have been involved in various legal proceedings. We believe that all of such litigation is routine in nature and incidental to the conduct of our business. We believe that no such litigation will have a material adverse effect on our financial condition, cash flows, or results of operations.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the name, age, and position of each of our executive officers and directors as of August 27, 2004.

Name	Age	Position
Frederick J. Rowan, II	64	Chairman of the Board of Directors and Chief Executive Officer
Joseph Pacifico	55	President
Charles E. Whetzel, Jr.	54	Executive Vice President-Global Sourcing
David A. Brown	47	Executive Vice President-Operations
Michael D. Casey	44	Executive Vice President and Chief Financial Officer
Bradley M. Bloom	51	Director
Paul Fulton	69	Director
Ross M. Jones	39	Director
David Pulver	63	Director
John R. Welch	71	Director
Thomas Whiddon	51	Director

        Frederick J. Rowan, II joined us in 1992 as President and Chief Executive Officer and became Chairman of our Board of Directors in October 1996. On June 1, 2004, Mr. Rowan stepped down as President. Mr. Rowan continues to serve as our Chairman of the Board of Directors and Chief Executive Officer. Prior to joining us, Mr. Rowan was Group Vice President of VF Corporation, a multi-division apparel company and, among other positions, served as President and Chief Executive Officer of The HD Lee Company Inc., Bassett-Walker, Inc. and Jansport, Inc., divisions of VF Corporation. Mr. Rowan, who has been involved in the textile and apparel industries for 39 years, has been in senior executive positions for nearly 27 of those years. Mr. Rowan began his career at the DuPont Corporation and later joined Aileen, Inc., a manufacturer of women's apparel, where he subsequently became Chief Operating Officer.

        Joseph Pacifico joined us in 1992 as Executive Vice President-Sales and Marketing and was named President-Marketing in 1997. On June 1, 2004, Mr. Pacifico was named President. Mr. Pacifico began his career with VF Corporation in 1981 as a sales representative for The HD Lee Company Inc. and was promoted to the position of Vice President of Marketing in 1989, a position he held until 1992.

        Charles E. Whetzel, Jr. joined us in 1992 as Executive Vice President-Operations and was named Executive Vice President-Manufacturing in 1997. In 2000, Mr. Whetzel's title became Executive Vice President-Global Sourcing consistent with our focus on global sourcing capabilities. Mr. Whetzel began his career at Aileen, Inc. in 1971 in the Quality function and was later promoted to Vice President of Apparel. Following Aileen, Inc., Mr. Whetzel held positions of increased responsibility with Health-Tex, Inc., Mast Industries, Inc. and Wellmade Industries Inc. In 1988, Mr. Whetzel joined Bassett-Walker, Inc. and was later promoted to Vice President of Manufacturing for The HD Lee Company Inc.

        David A. Brown joined us in 1992 as Senior Vice President-Business Planning and Administration. In 1997, Mr. Brown was named Executive Vice President-Operations. Prior to 1992, Mr. Brown held various positions at VF Corporation including Vice President-Human Resources for both The HD Lee Company Inc. and Bassett-Walker, Inc. Mr. Brown also held personnel focused positions with Blue Bell, Inc. and Milliken & Company earlier in his career.

        Michael D. Casey joined us in 1993 as Vice President-Finance and was named Senior Vice President-Finance in 1997. In 1998, Mr. Casey was named Senior Vice President and Chief Financial Officer. In March 2003, Mr. Casey was named Executive Vice President and Chief Financial Officer. Prior to joining us, Mr. Casey was a Senior Manager with Price Waterhouse LLP.

        Bradley M. Bloom became a director in August 2001. Mr. Bloom is a Managing Director of Berkshire Partners LLC, which he co-founded in 1986. He has been a director of several of Berkshire Partners' consumer and retailing companies including Gordon Brothers Group, Sterling, Inc., America's Best Contacts and Eyeglasses, L.P., MD Beauty Inc., and Miami Cruiseline Services Holdings I B.V.

        Paul Fulton became a director in May 2002. Mr. Fulton retired as President of Sara Lee Corp. in 1993, after spending 34 years with the company. He is currently non-Executive Chairman of the Board of Bassett Furniture Industries, Incorporated, where he has been a board member since August 1993. Mr. Fulton is also a current board member of Bank of America Corporation, has been a board member since October 1989 of Sonoco Products Company, Inc., and has been on the board of Lowe's Companies, Inc. since December 1996.

        Ross M. Jones became a director in August 2001. Mr. Jones is a Managing Director of Berkshire Partners LLC, which he joined in 1993. He has been a director of several of Berkshire Partners' consumer, retailing, manufacturing, and business services companies including AVW- TELAV Inc., Sterling Collision Centers, Inc., MD Beauty Inc., and Thomas Built Buses, Inc.

        David Pulver became a director in January 2002. Mr. Pulver has been a private investor for approximately 21 years, is the President of Cornerstone Capital, Inc., and has been a board member of Hearst-Argyle Television, Inc., since August of 1997. Mr. Pulver was a founder of The Children's Place, Inc., and served as its Chairman and Co-Chief Executive Officer until 1984.

        John R. Welch became a director in February 2003. Mr. Welch retired as President of Mast Industries (Far East) Ltd. in April 2002 after spending the previous 18 years with the company. Mr. Welch also served as Executive Vice President of Operations at Warnaco Knitwear, a division of Warnaco, Inc. from August 1978 to December 1983.

        Thomas Whiddon became a director in August 2003. Mr. Whiddon retired as Executive Vice President—Logistics and Technology of Lowe's Companies, Inc. in March 2003, a position he held since 2000 after serving as the company's Chief Financial Officer from 1996 to 2000. Mr. Whiddon has over 29 years of accounting and financial experience. Mr. Whiddon is currently a board member of Sonoco Products Company, Inc. and of Dollar Tree Stores, Inc.

Board Composition

        Our board of directors currently consists of seven directors. Our board of directors is divided into three classes. The members of each class serve for a three-year term. Mr. Bloom and Mr. Rowan serve in the class with a term expiring in 2005, Mr. Fulton, Mr. Whiddon, and Mr. Welch serve in the class with a term expiring in 2006, and Mr. Jones and Mr. Pulver serve in the class with a term expiring in 2007. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

Committees of the Board of Directors

        Our board has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The board may also establish other committees to assist in the discharge of its responsibilities. The current members of these committees and committee functions, as well as the number of meetings held during the last fiscal year are described below.

Name of Director	Audit Committee		Compensation Committee		Nominating and Corporate Governance Committee
Non-Employee Directors:
Bradley M. Bloom			X		X
Ross M. Jones			X		X	*
Paul Fulton	X		X	*
David Pulver	X	*
John R. Welch					X
Thomas Whiddon	X
Employee Director:
Frederick J. Rowan, II

X-indicates that the director serves on the particular committee.

*-indicates that the director is the chairman of the particular committee.

Audit Committee

        The primary responsibilities of the Audit Committee include:

  (i)
  oversight of the quality and integrity of the consolidated financial statements, including our accounting, auditing, and reporting practices;

  (ii)
  appointment of the independent auditor and oversight of their performance, including their qualifications and independence;

  (iii)
  oversight of our compliance with legal and regulatory requirements; and

  (iv)
  oversight of the performance of our internal audit function.

Compensation Committee

        The primary responsibilities of the Compensation Committee include:

  (i)
  establishing our philosophy, policies, and strategy relative to executive compensation, including the mix of base salary, short-term and long-term incentive compensation within the context of stated guidelines for compensation relative to peer companies;

  (ii)
  evaluating the performance of the Chief Executive Officer and other executive officers relative to approved performance goals and objectives;

  (iii)
  setting the compensation of the Chief Executive Officer and other executive officers based upon the evaluation of performance;

  (iv)
  assisting the board in developing and evaluating candidates for key executive positions and ensuring a succession plan is in place for the Chief Executive Officer and other executive officers;

  (v)
  evaluating compensation plans, policies, and programs with respect to the Chief Executive Officer, other executive officers, and independent directors;

  (vi)
  monitoring and evaluating benefit programs for our Chief Executive Officer and other executive officers; and

  (vii)
  producing an annual report on executive compensation for inclusion in the proxy statement, as applicable.

Nominating and Corporate Governance Committee

        The primary responsibilities of the Nominating and Corporate Governance Committee include:

  (i)
  identifying and recommending candidates qualified to become board members;

  (ii)
  recommending directors for appointment to board committees;

  (iii)
  developing and recommending to the board a set of corporate governance principles and monitoring the effectiveness of such principles; and

  (iv)
  evaluating the board and related committee performance and independence.

        After this offering, we will cease to be a controlled company and, therefore, will no longer be exempt from certain NYSE corporate governance requirements. Accordingly, we expect that either Mr. Bloom or Mr. Jones will be replaced on the Compensation Committee and on the Nominating and Corporate Governance Committee within 90 days after this offering and that both Mr. Bloom and Mr. Jones will be replaced on those committees within one year after this offering.

Officers

        Each officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his earlier resignation or removal.

Compensation Committee Interlocks and Insider Participation

        Mr. Jones, Mr. Bloom, and Mr. Fulton serve on our Compensation Committee. None of our executive officers serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving on our board or the Compensation Committee.

Executive Compensation

        The following table sets forth all compensation earned in fiscal years 2003, 2002, and 2001 by our Chief Executive Officer and each of the other four most highly compensated executive officers (whom we refer to collectively as the "named executive officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus(a)	Other Annual Compensation(b)	Securities Underlying Options	All Other Compensation(c)
Frederick J. Rowan, II Chairman of the Board of Directors and Chief Executive Officer	2003 2002 2001	$717,000 683,000 650,000	$2,554,368 5,853,800 812,500	$611,345 661,893 732,566	— — 599,836		$178,804 102,901 2,477,901
Joseph Pacifico President	2003 2002 2001	$463,000 441,000 420,000	$419,167 358,300 341,250	$288,166 272,325 298,895	— — 194,844	$	— — 325,000
Charles E. Whetzel, Jr. Executive Vice President-Global Sourcing	2003 2002 2001	$330,000 314,000 285,000	$311,104 255,100 231,563	$171,471 163,851 158,538	— — 194,844	$	— — 325,000
David A. Brown Executive Vice President-Operations	2003 2002 2001	$330,000 314,000 285,000	$311,104 255,100 231,563	$134,286 124,866 129,320	— — 194,844	$	— — 325,000
Michael D. Casey Executive Vice President and Chief Financial Officer	2003 2002 2001	$329,000 299,000 250,000	$310,292 242,900 203,125	$127,418 143,831 131,057	— — 194,844	$	— — 1,175,000

(a)
Bonus amounts in fiscal 2003 for each of the named executive officers include their portions of our payment to holders of vested, but unexercised options. In fiscal 2002, Mr. Rowan's bonus included a special bonus of $5.0 million paid pursuant to his amended and extended employment agreement.

(b)
Other annual compensation includes supplemental retirement plan benefits and associated tax gross-up payments for each named executive officer other than Mr. Rowan and automobile allowances. For Mr. Rowan, other annual compensation includes tax gross-up payments for the increase in investment value of the trust established to fund his supplemental retirement plan.

(c)
All other compensation includes management bonuses paid in connection with the Acquisition. For Mr. Rowan, this also includes an annual premium we paid for life insurance policies for his benefit and, in 2003, the associated tax gross-up for such expenses.

Option Grants in 2003

        We did not grant any options to acquire common stock to our named executive officers during fiscal 2003.

Option Exercises in 2003 and Year-End Option Values

        None of our named executive officers exercised options to purchase common stock during fiscal 2003. The following table sets forth the number of shares of common stock subject to options and the value of such options held by each of the named executive officers as of January 3, 2004.

This table assumes a per share price of $25.40, which is the average of the high and low stock price of our common stock on January 3, 2004 as reported by the New York Stock Exchange.

	Number of securities underlying unexercised options at fiscal year end (#)
			Value of unexercised in-the-money options at fiscal year end ($)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Frederick J. Rowan, II	1,127,903	479,750	$26,397,889	$9,232,789
Joseph Pacifico	30,022	164,822	$577,781	$3,171,992
Charles E. Whetzel, Jr.	30,022	164,822	$577,781	$3,171,992
David A. Brown	30,022	164,822	$577,781	$3,171,992
Michael D. Casey	30,022	164,822	$577,781	$3,171,992

Employment Arrangements

        Frederick J. Rowan, II, Chairman of the Board of Directors and Chief Executive Officer, entered into a revised employment agreement with us in December 2002. Mr. Rowan's employment agreement is for a five-year term, subject to termination upon notice. Pursuant to this agreement, Mr. Rowan received a $5.0 million special bonus and is entitled to receive:

  •
  a base salary of $717,000 for fiscal 2003, subject to annual cost of living adjustments and any increases approved by the board;

  •
  annual cash bonuses under a bonus plan administered by the Compensation Committee of the board based upon our achievement of targeted performance levels as defined in the incentive compensation plan; and

  •
  specified fringe benefits, including health and disability insurance, life insurance or funds sufficient to provide life insurance of 250% of Mr. Rowan's base salary, and an automobile or automobile allowance. The employment agreement leaves in place the separate supplemental retirement arrangement described below.

        If we terminate Mr. Rowan's employment without cause, he will continue to receive his then-current salary and we will maintain fringe benefits on his behalf for three years following his termination. Mr. Rowan will also receive specified bonuses. Mr. Rowan has agreed not to compete with us for the two-year period following the end of his employment with us, unless he is terminated without cause, in which case the duration of such period is one year.

        Under separate agreements, we have agreed to provide Mr. Rowan with a supplemental executive retirement benefit according to a formula based on his final average annual salary during the highest 36 consecutive months of his last 60 months of employment, offset by both certain other retirement benefits and Social Security benefits to which he is entitled. This benefit, before offsets, is subject to an overall maximum amount. The maximum amount equals the after tax benefit that would be realized by Mr. Rowan if he were to receive a fully taxable benefit of $385,000 payable under a 50% joint and survivor form of annuity. The plan's normal retirement date is the first day of the month following the month in which Mr. Rowan attains age 65. Assets supporting the obligations of this agreement are held in a dedicated irrevocable trust and are not our assets. The assets are comprised of insurance policies that have a cash value. To the extent the assets of the trust become insufficient to meet our obligations to Mr. Rowan, we would be required to fund any shortfall. Mr. Rowan is also entitled to additional payments each year to defray the tax cost to him of the funded trust and of the additional payments.

        Joseph Pacifico, Charles E. Whetzel, Jr., David A. Brown, and Michael D. Casey each entered into a revised employment agreement with us in August 2001. The employment agreement of each of these executives was for an initial two-year term, which automatically extends annually for successive one-year terms, subject to termination upon notice. Pursuant to such agreements, Messrs. Pacifico, Whetzel, Brown, and Casey are entitled to receive:

  •
  a base salary, $463,000, $330,000, $330,000, and $329,000 for fiscal 2003, subject to annual cost of living adjustments and any increases approved by the board;

  •
  annual cash bonuses under a bonus plan administered by the Compensation Committee of the board based upon our achievement of targeted performance levels as defined in the incentive compensation plan; and

  •
  specified fringe benefits, including an automobile allowance.

        If we terminate any of these executives' employment without cause as defined, he will continue to receive his then-current salary and specified bonuses for two years following termination, and we will maintain fringe benefits on his behalf until the earlier of the end of the two-year period following termination or his 65th birthday. Each of these executives has agreed not to compete with us for a one-year period following the end of his employment with us, unless we terminate him without cause as defined, in which case the duration of such period is six months.

Equity Incentive Plan

        In October 2003 we amended and restated our equity incentive plan, which was first adopted in 2001, and renamed it as our 2003 Equity Incentive Plan. Messrs. Rowan, Pacifico, Whetzel, Brown, and Casey each hold previously granted options to acquire our stock; see the information under "Option Exercises in 2003 and Year-End Option Values." Under the amended and restated plan, the compensation committee of our board may award options (ISOs and non-ISOs), stock appreciation rights (SARs), restricted stock, unrestricted stock, stock deliverable on a deferred basis, performance-based stock awards, and cash payments intended to help defray the cost of awards. The amendment and restatement increased the number of shares available to be delivered under the plan by 400,000. Participation in the amended and restated plan is limited to those key employees and others who are selected by the committee. Under the amended and restated plan, the maximum number of shares of stock for which options or SARs may be awarded to any participant in any year, and the maximum number of shares of stock deliverable to any participant under other awards for any year, is in each case 4,000,000. The limit on shares available under the plan, the individual limits, and other award terms are subject to adjustment to reflect stock splits or stock dividends, combinations, and certain other events. The amended and restated plan makes provision for the treatment of awards upon termination of service or in the case of a merger or similar corporate transaction.

Director Compensation

        We have established an annual compensation arrangement with David Pulver, Paul Fulton, John R. Welch, and Thomas Whiddon under which each receives $10,000 annually for serving as a director and $5,000 for participating in each board meeting. In fiscal 2003, Mr. Pulver received $30,000; Mr. Fulton received $30,000; Mr. Welch received $30,000; and Mr. Whiddon received $7,500 pursuant to these arrangements. Mr. Welch was appointed to the Board of Directors in February 2003 and Mr. Whiddon was appointed to the Board of Directors in August 2003. Beginning in fiscal 2004, Mr. Bloom and Mr. Jones began to receive $10,000 annually for serving as directors and $5,000 for participating in each board meeting.

        We have also established arrangements to compensate Messrs. Pulver, Fulton, and Whiddon for their participation in Audit Committee meetings. Pursuant to these arrangements, each director receives $1,000 for participating in each Audit Committee meeting convened in conjunction with a board meeting, $1,000 for participating in each telephonic Audit Committee meeting, and $2,500 for participating in each Audit Committee meeting convened separately from a board meeting. In fiscal 2003, Mr. Pulver received $10,000; Mr. Fulton received $10,000; and Mr. Whiddon received $3,500 in accordance with these arrangements. Effective January 4, 2004, Mr. Pulver began to receive an additional annual retainer of $10,000 for serving as committee chairman.

        We have also established arrangements to compensate Messrs. Fulton and Welch for their participation in Compensation and Nominating and Corporate Governance Committee meetings. Pursuant to these arrangements, each director receives $1,000 for participating in each committee meeting convened in conjunction with a board meeting, $1,000 for participating in each telephonic committee meeting, and $2,500 for participating in each committee meeting convened separately from a board meeting. In fiscal 2003, Mr. Fulton received $8,500 and Mr. Welch received $2,500 in accordance with these arrangements. Beginning in fiscal 2004, Mr. Bloom and Mr. Jones began to receive $1,000 for participating in each committee meeting convened in conjunction with a board meeting, $1,000 for participating in each telephonic committee meeting, and $2,500 for participating in each committee meeting convened separately from a board meeting.

        We reimburse directors for travel expenses incurred in connection with attending board, committee, and stockholder meetings and for other expenses incurred in the conduct of our business. We pay no additional remuneration to Mr. Rowan for serving as a director. There are no family relationships among any of the directors or executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In January 2000, we issued a loan to Frederick J. Rowan, II, our Chairman and Chief Executive Officer, in the amount of $4.3 million, the proceeds of which were used by Mr. Rowan to repay a previous loan from us in the amount of $1.5 million. In connection with the Acquisition, we amended the terms of this loan. Neither the original loan nor the amended loan was issued in connection with the purchase of Carter's, Inc.'s common stock. As amended, the $4.3 million loan is payable in annual installments of $600,000 commencing on March 31, 2003, and thereafter on each anniversary thereof until such principal amount and all accrued and unpaid interest thereon has been repaid. In December 2002, Mr. Rowan made a voluntary payment of $1.5 million on this obligation. The loan is payable upon demand and is collateralized by a pledge of 88% of his equity in Carter's. The loan bears interest at the average rate payable by us under the revolving loan facility. The loan is prepayable with proceeds of any disposition of Mr. Rowan's pledged stock in Carter's. The highest outstanding balance under Mr. Rowan's loan during fiscal 2003 was $3.9 million. As of July 3, 2004, the outstanding balance of this obligation, including interest accrued thereon, was $2.8 million.

        In connection with the Acquisition, we entered into a management agreement with Berkshire Partners LLC. Under this agreement, we agreed, among other things, to pay Berkshire Partners an annual management fee of $1.65 million for four years commencing on the first anniversary of the Acquisition. In accordance with the agreement, we paid Berkshire Partners $1.0 million and $1.9 million in cash during fiscal 2002 and 2003. This agreement was terminated for $2.6 million upon completion of the initial public offering of our common stock in October 2003. In addition upon consummation of the Acquisition we paid Berkshire Partners an acquisition fee of $2.0 million.

        Also in connection with the Acquisition, we entered into a stockholders agreement with each of our stockholders that provided for restrictions and rights related to the transfer, sale and purchase of our stock and contained agreements related to the voting of shares of our stock. Those restrictions and rights terminated upon the consummation of our initial public offering. The stockholders agreement continues to provide investment funds affiliated with Berkshire Partners the right to require us to file a registration statement on up to two occasions covering the public offering of our common stock owned by them.

        On April 5, 2002, David Pulver purchased from us 81,235 shares of our common stock for aggregate consideration of $500,000.

        On May 12, 2002, Paul Fulton purchased from us 81,235 shares of our common stock for aggregate consideration of $500,000.

        On May 31, 2003, John R. Welch purchased from us 10,121 shares of our common stock for aggregate consideration of $100,000.

        On September 11, 2003, Thomas Whiddon purchased from us 35,855 shares of our common stock for aggregate consideration of $500,000.

PRINCIPAL AND SELLING STOCKHOLDERS

        We have a single class of capital stock outstanding. The following table sets forth, as of August 27, 2004, the number and percentage of shares of our common stock beneficially owned by (i) each person known by us to own beneficially more than 5% of the outstanding shares of our common stock, (ii) each of our directors, (iii) each named executive officer, (iv) all our directors and executive officers as a group, and (v) each other stockholder selling shares in this offering. Unless otherwise indicated in a footnote, each person possesses sole voting and investment power with respect to the shares indicated as beneficially owned by such person. As used in the table, beneficial ownership has the meaning set forth in Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. Unless indicated otherwise, the address for each individual or entity listed below is: The Proscenium, 1170 Peachtree Street NE, Suite 900, Atlanta, Georgia 30309.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering**
Name of Beneficial Owner			Shares to be Sold
	Shares	Percent		Shares	Percent
Berkshire Fund V, Limited Partnership(1)	18,566,479	66.1%	7,200,000	11,366,479	40.2%
Frederick J. Rowan, II(2)	1,434,328	4.9%	193,936	1,240,392	4.2%
Joseph Pacifico(3)	454,850	1.6%		454,850	1.6%
Charles E. Whetzel, Jr.(3)	454,850	1.6%	40,000	414,850	1.5%
David A. Brown(3)	458,050	1.6%	91,610	366,440	1.3%
Michael D. Casey(3)	220,062	*		220,062	*
Bradley M. Bloom(4)	—	—		—	—
Paul Fulton(5)	94,435	*		94,435	*
Ross M. Jones(4)	—	—		—	—
David Pulver(6)	109,435	*		109,435	*
John R. Welch(7)	11,721	*		11,721	*
Thomas Whiddon(8)	37,455	*		37,455	*
All directors and executive officers as a group(9)	3,275,186	10.9%		2,949,640	9.9%
Other Selling Stockholder
RGIP, LLC(10)	74,177	*	28,765	45,412	*

*
Indicates less than 1% of our common stock.

**
Assumes that the underwriters have not exercised their option to purchase additional shares.

(1)
Includes, prior to this offering, 11,811,007 shares of common stock held by Berkshire Fund V, Limited Partnership, 5,574,372 shares of common stock held by Berkshire Fund V Coinvestment Fund, Limited Partnership, and 1,181,100 shares of common stock held by Berkshire Investors LLC. Fifth Berkshire Associates LLC is the general partner of each of Berkshire Fund V, Limited Partnership and Berkshire Fund V Coinvestment Fund, Limited Partnership, and has voting and investment power for each partnership. Fifth Berkshire Associates LLC, Berkshire Investors LLC, and Berkshire Partners LLC have the same managing members including Messrs. Bloom and Jones. The address of each of these entities is c/o Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, Massachusetts 02108.

(2)
Includes 1,367,719 shares prior to the offering and 1,181,499 shares after the offering that are subject to exercisable options, including options that will become exercisable during the 60 days after August 27, 2004. 186,220 of the shares being sold by Mr. Rowan in this offering are shares currently subject to options that Mr. Rowan will exercise effective as of the closing of this offering. The weighted average exercise price of those options is $3.24.

(3)
Includes 116,906 shares subject to exercisable options, including options that will become exercisable during the 60 days after August 27, 2004.

(4)
Messrs. Bloom and Jones are Managing Directors of Berkshire Partners LLC. By virtue of their positions as managing members of each of Berkshire Investors LLC and Fifth Berkshire Associates LLC, the general partner of Berkshire Fund V, Limited Partnership and Berkshire Fund V Coinvestment Fund, Limited Partnership, Messrs. Bloom and Jones may be deemed to have beneficial ownership of 18,566,479 shares of common stock beneficially owned by these entities, which represents 66.1% of our outstanding common stock. However, neither Mr. Bloom nor Mr. Jones, acting alone, has voting or investment power with respect to the shares beneficially owned by these entities.

(5)
Mr. Fulton's address is c/o Bassett Furniture Industries, Inc., 380 Knollwood St., Suite 610, Winston-Salem, NC 27103. The total shown next to Mr. Fulton's name includes 3,200 shares subject to exercisable options, including options that will become exercisable during the 60 days following August 27, 2004.

(6)
Mr. Pulver is the sole stockholder of Cornerstone Capital, Inc., which is the record holder of 106,235 of the shares set forth next to Mr. Pulver's name above. The address for Cornerstone Capital, Inc. is 2711 Rhone Drive, Palm Beach Gardens, FL 33410. The total shown next to Mr. Pulver's name includes 3,200 shares subject to exercisable options, including options that will become exercisable during the 60 days following August 27, 2004.

(7)
Mr. Welch's address is 32 Quason Lane, Harwichport, MA 02646. The total shown next to Mr. Welch's name includes 1,600 shares subject to exercisable options, including options that will become exercisable during the 60 days following August 27, 2004.

(8)
Mr. Whiddon's address is 8 Winston Drive, Belleair, FL 33756. The total shown next to Mr. Whiddon's name includes 1,600 shares subject to exercisable options, including options that will become exercisable during the 60 days following August 27, 2004.

(9)
Includes 1,844,943 shares prior to the offering and 1,658,723 shares after the offering that are subject to exercisable options, including options that will become exercisable during the 60 days following August 27, 2004.

(10)
The address of RGIP, LLC is One International Place, Boston, MA 02110.

DESCRIPTION OF OUR INDEBTEDNESS

Senior Credit Facility

        General.    In connection with the Acquisition, our operating subsidiary entered into a senior credit facility with Goldman Sachs Credit Partners L.P., as the lead arranger, Fleet National Bank, as the administrative agent, and other lenders.

        Effective July 29, 2003, our senior credit facility was amended to, among other things, increase the amount of the commitments under the revolving loan facility from $60.0 million to $80.0 million, provide for a 75 basis point reduction in the applicable interest margin by prepaying our existing Tranche B term loan and replacing it with a new Tranche C term loan.

        As of July 3, 2004, there was approximately $204.9 million (excluding amounts under outstanding letters of credit) of outstanding indebtedness under the senior credit facility and approximately $63.4 million of unused commitments under our revolving loan facility for working capital and other corporate purposes. Our senior credit facility, as amended includes:

  •
  a $91.8 million term loan and

  •
  a $80.0 million revolving loan facility.

        Interest Rates.    Amounts outstanding under the senior credit facility, as amended, accrue interest, at our option, at a rate per annum equal to either: (1) the base rate, as defined in the senior credit facility, or (2) an adjusted Eurodollar rate, as defined in the senior credit facility, in each case plus an applicable interest margin. The applicable interest margin for the term loan ranges from 2.25% to 2.75% for Eurodollar rate loans and from 1.25% to 1.75% for base rate loans. The applicable interest margin for the revolving loan facility ranges from 2% to 3% for Eurodollar rate loans and from 1% to 2% for base rate loans. Since March 31, 2002, the applicable interest margins for the term loan and the revolving loan facility has been subject to quarterly reduction based on our achievement of performance targets. The interest rate otherwise payable under the senior credit facility will increase by 2% per annum during the continuance of a payment default.

        Maturity.    Principal borrowings under the term loan are due and payable in quarterly installments. The quarterly payments due before December 2007 are nominal amounts. The final balance will be due in September 2008. The revolving loan facility is available until August 2006.

        Mandatory and Optional Prepayments.    We are required to prepay the facilities under the senior credit facility in an amount equal to:

  •
  100% of the net cash proceeds from asset sales by us, subject to certain baskets and reinvestment provisions;

  •
  100% of the net cash insurance proceeds for any property or asset losses suffered by us, subject to certain baskets and reinvestment provisions;

  •
  50% of the net cash proceeds from our issuance of equity, excluding, among other things, proceeds from any issuance of equity that arise in connection with employee stock plans or are invested in connection with a permitted acquisition; and

  •
  25% or 50% of excess cash flow, depending on the applicable leverage ratio, as both terms are defined in the senior credit facility, as amended.

        The lenders will apply such prepayments first to the term loan and, second, to repay and reduce permanently the revolving credit commitments. Subject to certain conditions, we may make optional prepayments of loans without premium or penalty. The lenders will apply such optional prepayments according to our instruction.

        Security and Guarantees.    The senior credit facility is secured by a first priority security interest in substantially all of our personal property and some of our real property and a pledge of all the issued and outstanding stock issued by our operating subsidiary and its domestic subsidiaries, as well as 65% of the issued and outstanding stock of our foreign subsidiaries. We and all of our present and future domestic subsidiaries guarantee all of our operating subsidiary's obligations under the senior credit facility. Such guarantees are full and unconditional, joint, and several.

        Covenants.    The senior credit facility, as amended, contains covenants, which subject to certain baskets, limit:

  •
  the incurrence of additional indebtedness;

  •
  mergers, acquisitions and sales of assets;

  •
  the incurrence of liens or other encumbrances, guarantees or pledges;

  •
  the payment of dividends and repurchases of common stock;

  •
  prepayments of equity and subordinated debt instruments, including the senior subordinated notes in excess of $15.0 million;

  •
  investments; and

  •
  certain transactions with affiliates.

        The senior credit facility, as amended, requires our operating subsidiaries to meet financial tests, including:

  •
  maximum leverage;

  •
  minimum interest coverage;

  •
  maximum capital expenditures; and

  •
  minimum fixed charge coverage.

        Events of Default.    The senior credit facility, as amended, contains customary events of default, including:

  •
  payment defaults;

  •
  breaches of representations and warranties;

  •
  covenant defaults;

  •
  cross-defaults to certain other debt;

  •
  events of bankruptcy and insolvency;

  •
  judgment defaults;

  •
  invalidity of any guarantee or impairment of any security interests supporting the senior credit facility, as amended; and

  •
  a change in our control, as defined in the senior credit facility.

        Fees and Expenses.    We paid and have future obligations to pay the administrative agent for the lenders an agent's fee in an amount agreed upon by us and the administrative agent. We paid and have future obligations to pay the lenders a letter of credit fee equal to the applicable interest margin for Eurodollar rate loans under the revolving loan facility. We also paid and have future obligations to pay each issuing bank of any letter of credit a fronting fee in an amount agreed upon by us and the issuing bank.

        Waiver and Modification.    The terms of the senior credit facility may be waived or modified upon approval by us and the required percentage of the lenders and without consent of the note holders.

Senior Subordinated Notes

        General.    In connection with the Acquisition, our operating subsidiary issued $175.0 million in principal amount of 10.875% senior subordinated notes due 2011. On November 28, 2003, we redeemed 35%, or approximately $61.3 million in principal amount of 10.875% senior subordinated notes and paid approximately $6.7 million in redemption premiums with proceeds from our initial public offering completed on October 29, 2003. As of July 3, 2004, our operating subsidiary had approximately $113.1 million of senior subordinated notes outstanding, net of unamortized discount of $611,000. The interest payment dates on the senior subordinated notes are February 15 and August 15 of each year. The senior subordinated notes mature on August 15, 2011.

        Guarantors.    The senior subordinated notes are guaranteed by some of the current and future subsidiaries of our operating subsidiary. If payments cannot be made on the senior subordinated notes when they are due, the guarantors must make them instead. These guarantees are full and unconditional, joint, and several.

        Ranking.    The senior subordinated notes and the subsidiary guarantees are senior subordinated debt. They rank behind all of the current and future senior indebtedness of our operating subsidiary and the guarantors, and they rank equally with all of the future senior subordinated indebtedness of our operating subsidiary and the guarantors.

        Optional Redemption.    We can redeem the senior subordinated notes, in whole or in part, at any time beginning August 15, 2006 at specified redemption prices.

        Offer to Repurchase.    If our operating subsidiary sells assets under specified circumstances or experiences some specific kinds of changes of control, we must offer to repurchase the senior subordinated notes at specified repurchase prices.

        Covenants.    The indenture governing the senior subordinated notes restricts our operating subsidiary's ability and the ability of some of our other subsidiaries to:

  •
  borrow money;

  •
  pay dividends on stock or repurchase stock;

  •
  make investments;

  •
  distribute proceeds from asset sales;

  •
  sell certain assets or merge with or into other companies;

  •
  engage in certain transactions with affiliates; and

  •
  incur liens.

        Events of Default.    The indenture contains customary events of default, including:

  •
  payment defaults;

  •
  covenant defaults;

  •
  cross-defaults to certain other debt;

  •
  judgment defaults; and

  •
  events of bankruptcy and insolvency.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 40,000,000 shares of common stock, $0.01 par value per share, and 100,000 shares of preferred stock, $0.01 par value per share. As of August 27, 2004, we had outstanding 28,088,112 shares of common stock and no shares of preferred stock.

        As of August 27, 2004, we had 2,767 stockholders of record with respect to our common stock and outstanding options to purchase 4,069,881 shares of our common stock, of which 2,522,719 were currently exercisable. The following summary of provisions of our capital stock describes all material provisions of our certificate of incorporation and our by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law. For a description of our equity compensation plans, please see Note 6 to our audited consolidated financial statements provided elsewhere in this prospectus.

Common Stock

        The issued and outstanding shares of common stock are validly issued, fully paid, and nonassessable. Holders of our common stock are entitled to share equally, share for share, if dividends are declared on our common stock, whether payable in cash, property, or our securities. The shares of our common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share equally, share for share, in our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the certificate of incorporation, the holders of common stock vote together as a single class on all matters submitted to a vote of stockholders.

        Our common stock is listed on the New York Stock Exchange under the symbol "CRI."

Preferred Stock

        Our board of directors may issue preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, the board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares, and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations, or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights, and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the stockholders.

Registration Rights

        In connection with the Acquisition, we entered into a stockholders agreement with each of our stockholders, which has been amended in connection with our initial public offering and again in connection with this offering. The stockholders agreement provides investment funds affiliated with Berkshire Partners LLC the right to require us to file a registration statement on up to two occasions covering the public offering of our common stock owned by them.

Indemnification of Directors and Officers and Limitation on Liability

        Our certificate of incorporation provides that our directors will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty, except to the extent otherwise required by the Delaware General Corporation Law. This provision will not prevent our stockholders from obtaining injunctive or other relief against our directors nor does it shield our directors from liability under federal or state securities laws. We also maintain director and officer liability insurance providing for indemnification for our directors and officers for certain liabilities, including liabilities under the Securities Act of 1933.

        Our certificate of incorporation also requires us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to a few very limited exceptions where indemnification is not permitted by applicable law. Our certificate of incorporation also requires us to advance expenses, as incurred, to our directors and officers in connection with any legal proceeding to the fullest extent permitted by the Delaware General Corporation Law. These rights are not exclusive.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

        The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding an aggregate of 28,274,332 shares of our common stock assuming no exercise of outstanding options, other than those exercised by the selling stockholders in connection with this offering. Of these shares, only 15,616,936 shares, including all of the shares sold in this offering, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The 12,657,396 remaining shares of common stock held by our stockholders upon completion of this offering are "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

Rule 144

        In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal approximately 282,743 shares immediately after this offering assuming that no stock options are exercised other than those exercised by a selling stockholder in connection with this offering; or

  •
  the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

        The sales of any shares of common stock under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

        No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors.

        Investment funds affiliated with Berkshire Partners LLC have the right to require us to file two registration statements covering the public offering of their common stock. See "Certain Relationships and Related Party Transactions."

Lock-up Agreements

        We, our executive officers, directors, and selling stockholders have agreed not to offer, sell, contract to sell, hedge or otherwise dispose of any shares of our common stock for a period of 90 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co., except for permitted sales of shares acquired in the open market following the completion of this offering and other limited exceptions. Goldman, Sachs & Co. has advised us that it has no current intention to shorten or release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

2003 Equity Incentive Plan

        We intend to file a registration statement under the Securities Act covering all shares of common stock reserved for issuance under our 2003 Equity Incentive Plan.

        As of August 27, 2004, there were options to purchase 4,069,881 shares outstanding under our 2003 Equity Incentive Plan. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and the expiration of lock-up agreements.

UNDERWRITING

        Carter's, the selling stockholders, and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Banc of America Securities LLC, Credit Suisse First Boston LLC, and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	2,719,553
Banc of America Securites LLC	1,359,776
Credit Suisse First Boston LLC	1,359,776
Morgan Stanley & Co. Incorporated	1,359,776
Maxim Group LLC	151,086
Morgan Keegan & Company, Inc.	151,086
Muriel Siebert & Co., Inc.	151,086
Ryan, Beck & Co., LLC	151,086
SunTrust Capital Markets, Inc.	151,086

Total	7,554,311

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,133,146 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,133,146 additional shares.

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$1.20	$1.20
Total	$9,065,173	$10,424,948

        The underwriters expect to deliver the shares against payment in New York, New York on September 29, 2004. Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.72 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

        Carter's, its directors and executive officers, and the selling stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives and other limited exceptions. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Carter's stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

        Carter's may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus, including in short sale transactions. If so, the third party may use securities pledged by Carter's or borrowed from Carter's or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from Carter's in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus (or a post-effective amendment).

        Each underwriter has represented, warranted, and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000

("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Carter's; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold, transferred, or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in The Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors, and commercial enterprises which, as an ancillary activity, regularly trade, or invest in securities.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation, or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

        The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offer or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        Carter's and the selling stockholders estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $586,247, which amount will be paid by Carter's.

        Carter's and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Carter's, for which they received or will receive customary fees and expenses. In addition, an affiliate of Goldman, Sachs & Co. is the lead arranger, syndication agent, and a lender under Carter's senior credit facility.

VALIDITY OF COMMON STOCK

        The validity of shares of our common stock offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Some partners of Ropes & Gray LLP are members in RGIP, LLC, which owns 74,177 shares of our common stock and is selling some of its shares in this offering. RGIP, LLC is also an investor in Berkshire Fund V, Limited Partnership.

EXPERTS

        The consolidated financial statements as of January 3, 2004 (Successor) and December 28, 2002 (Successor) and for the years ended January 3, 2004 (Successor) and December 28, 2002 (Successor) and for the periods August 15, 2001 through December 29, 2001 (Successor) and December 31, 2000 through August 14, 2001 (Predecessor) included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 under the Securities Act with the Securities and Exchange Commission with respect to the offering of our common stock by the selling stockholders. This prospectus, which is included in the registration statement, does not contain all of the information included in the registration statement. Parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information about us and our common stock, we refer you to the registration statement.

        We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports, proxy statements, and other information with the Securities and Exchange Commission. Such reports, proxy statements, and other information, as well as the registration statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Such materials can also be inspected on the Securities and Exchange Commission's website at www.sec.gov.

CARTER'S, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at January 3, 2004 (Successor) and December 28, 2002 (Successor)	F-3
Consolidated Statements of Operations for the fiscal years ended January 3, 2004 (Successor) and December 28, 2002 (Successor), and the periods August 15, 2001 through December 29, 2001 (Successor) and December 31, 2000 through August 14, 2001 (Predecessor)	F-4
Consolidated Statements of Cash Flows for the fiscal years ended January 3, 2004 (Successor) and December 28, 2002 (Successor), and the periods August 15, 2001 through December 29, 2001 (Successor) and December 31, 2000 through August 14, 2001 (Predecessor)	F-5
Consolidated Statements of Changes in Stockholders' Equity for the fiscal years ended January 3, 2004 (Successor) and December 28, 2002 (Successor), and the periods August 15, 2001 through December 29, 2001 (Successor) and December 31, 2000 through August 14, 2001 (Predecessor)	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Financial Statements:
Unaudited Condensed Consolidated Balance Sheets as of July 3, 2004 and January 3, 2004	F-39
Unaudited Condensed Consolidated Statements of Operations for the six-month periods ended July 3, 2004 and July 5, 2003	F-40
Unaudited Condensed Consolidated Statements of Cash Flows for the six-month periods ended July 3, 2004 and July 5, 2003	F-41
Notes to the Unaudited Condensed Consolidated Financial Statements	F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Carter's, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the consolidated financial position of Carter's, Inc. and its wholly-owned subsidiary (the "Company") at January 3, 2004 and December 28, 2002, and the consolidated results of their operations and their cash flows for the years ended January 3, 2004 and December 28, 2002, and for the periods from August 15, 2001 through December 29, 2001 ("Successor," as defined in Note 1), and from December 31, 2000 through August 14, 2001 ("Predecessor," as defined in Note 1), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As explained in Note 1 to the consolidated financial statements, controlling ownership of Carter's, Inc., was acquired in a purchase transaction as of August 15, 2001. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities of the Predecessor based upon their estimated fair value at August 15, 2001. Accordingly, the financial statements of the Successor are not comparable to those of the Predecessor.

        As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in fiscal 2001 and 2002.

/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut
February 18, 2004

CARTER'S, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except for share data)

	Successor, at
	January 3, 2004	December 28, 2002
ASSETS
Current assets:
Cash and cash equivalents	$36,061	$35,562
Accounts receivable, net of allowance for doubtful accounts of $2,363 in 2003 and $1,880 in 2002	65,318	53,600
Inventories, net	104,760	105,700
Prepaid expenses and other current assets	6,625	4,903
Deferred income taxes	9,045	10,021

Total current assets	221,809	209,786
Property, plant, and equipment, net	50,502	50,476
Tradename	220,233	220,233
Cost in excess of fair value of net assets acquired	139,282	139,282
Licensing agreements, net of accumulated amortization of $11,875 in 2003 and $6,875 in 2002	3,125	8,125
Deferred debt issuance costs, net	7,666	11,248
Other assets	3,485	4,199

Total assets	$646,102	$643,349

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$3,336	$6,346
Accounts payable	30,436	34,669
Other current liabilities	37,405	37,686

Total current liabilities	71,177	78,701
Long-term debt	209,377	291,276
Deferred income taxes	83,196	83,873
Other long-term liabilities	9,816	10,140

Total liabilities	373,566	463,990

Commitments and contingencies
Stockholders' equity:
Preferred stock; par value $.01 per share; 100,000 shares authorized; none issued or outstanding at January 3, 2004 and December 28, 2002	—	—
Common stock, voting; par value $.01 per share; 40,000,000 shares authorized; 27,985,360 shares issued and outstanding at January 3, 2004; 22,548,760 shares issued and outstanding at December 28, 2002	280	225
Additional paid-in capital	241,780	147,043
Retained earnings	30,476	32,091

Total stockholders' equity	272,536	179,359

Total liabilities and stockholders' equity	$646,102	$643,349

The accompanying notes are an integral part of the consolidated financial statements

CARTER'S, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except for share data)

	Successor
	For the years ended			Predecessor
			For the period from August 15, 2001 through December 29, 2001
	January 3, 2004	December 28, 2002		For the period from December 31, 2000 through August 14, 2001
Net sales	$703,826	$579,547	$235,780	$282,727
Cost of goods sold	448,540	352,151	149,352	182,863

Gross profit	255,286	227,396	86,428	99,864
Selling, general, and administrative expenses	188,028	174,110	57,987	88,895
Acquisition-related charges	—	—	—	11,289
Write-down of long-lived assets	—	150	—	3,156
Closure costs	1,041	—	(268)	1,116
Deferred charge write-off	—	923	—	—
Management fee termination	2,602	—	—	—
Royalty income	(11,025)	(8,352)	(2,624)	(4,993)

Operating income	74,640	60,565	31,333	401
Interest income	(387)	(347)	(207)	(73)
Loss on extinguishment of debt	9,455	—	—	12,525
Interest expense	26,646	28,648	11,307	11,803

Income (loss) before income taxes	38,926	32,264	20,233	(23,854)
Provision for (benefit from) income taxes	15,648	13,011	7,395	(6,857)

Net income (loss)	$23,278	$19,253	$12,838	$(16,997)

Basic net income (loss) per common share	$0.99	$0.86	$0.57	$(0.44)
Diluted net income (loss) per common share	$0.92	$0.82	$0.56	$(0.44)
Basic weighted average number of shares outstanding	23,611,372	22,453,088	22,332,136	38,752,744
Diluted weighted average number of shares outstanding	25,187,492	23,544,900	23,086,845	38,752,744

The accompanying notes are an integral part of the consolidated financial statements

CARTER'S, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Successor
				Predecessor
	For the years ended
			For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	January 3, 2004	December 28, 2002
Cash flows from operating activities:
Net income (loss)	$23,278	$19,253	$12,838	$(16,997)
Loss on extinguishment of debt	9,455	—	—	12,525
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	22,216	18,693	6,918	12,245
Amortization of debt issuance costs	1,939	1,631	593	1,010
Accretion of debt discount	126	130	49	—
Non-cash stock compensation expense	323	768	—	60
(Payment of) provision for Acquisition-related charges	—	—	(11,289)	11,289
Non-cash closure costs	184	—	(268)	1,116
Writedown of long-lived assets	—	150	—	3,156
Loss (gain) on disposal of assets	61	(9)	(38)	—
Deferred tax provision (benefit)	299	(1,264)	2,911	(7,112)
Effect of changes in operating assets and liabilities:
Accounts receivable	(11,718)	(18,132)	4,184	(5,782)
Inventories	940	(16,631)	21,150	(13,253)
Prepaid expenses and other assets	(2,258)	2,055	(3,000)	1,807
Accounts payable and other liabilities	(4,339)	20,660	(2,935)	104

Net cash provided by operating activities	40,506	27,304	31,113	168

Cash flows from investing activities:
Capital expenditures	(17,347)	(18,009)	(9,556)	(9,480)
Proceeds from sale of property, plant, and equipment	275	955	218	214
Payment of buyer's Acquisition costs	—	—	(3,885)	—
Payment to seller for the Acquisition	—	—	(234,236)	—
Collections on loan	600	1,500	—	—

Net cash used in investing activities	(16,472)	(15,554)	(247,459)	(9,266)

Cash flows from financing activities:
Proceeds from Predecessor revolving line of credit	—	—	—	53,500
Payments of Predecessor revolving line of credit	—	—	(12,900)	(40,600)
Proceeds from Successor revolving line of credit	91,600	—	35,350	—
Payments of Successor revolving line of credit	(91,600)	—	(35,350)	—
Proceeds from Successor term loan	—	—	125,000	—
Payments of Successor term loan	(24,138)	(1,250)	—	—
Payments of Predecessor term loan	—	—	(38,700)	(2,700)
Proceeds from issuance of Successor 10.875% Senior Subordinated Notes	—	—	173,693	—
Payment of Predecessor 10 3/8% Senior Subordinated Notes	—	—	(100,000)	—
Payment of Predecessor 12% Senior Subordinated Notes	—	—	(20,000)	—
Redemption of Successor 10.875% Senior Subordinated Notes	(61,250)	—	—	—
Payment of debt redemption premium	(6,661)	—	—	—
Payment of dividend	(24,893)	—	—	—
Payments of capital lease obligations	(263)	(630)	(328)	(642)
Repurchase of capital stock	—	—	—	(60)
Proceeds from issuance of common stock, net of offering costs	93,869	—	127,220	—
Payments of Successor debt issuance costs	(799)	—	(13,471)	—
Proceeds from sale of common stock	600	1,000	—	—
Other	—	—	—	(3,573)

Net cash (used in) provided by financing activities	(23,535)	(880)	240,514	5,925

Net increase (decrease) in cash and cash equivalents	499	10,870	24,168	(3,173)
Cash and cash equivalents at beginning of period	35,562	24,692	524	3,697

Cash and cash equivalents at end of period	$36,061	$35,562	$24,692	$524

The accompanying notes are an integral part of the consolidated financial statements

CARTER'S, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands, except for share data)

	Common stock	Class A stock	Class C stock	Class C Treasury stock	Class D stock	Additional paid-in capital	Retained earnings (accumulated deficit)
Predecessor:
Balance at December 30, 2000	$—	$8	$2	$(1,870)	$—	$59,990	$11,466
Issuance of Class C Treasury Stock (40,000 shares)				60
Purchase of Class C Treasury Stock (40,000 shares)				(60)
Net loss							(16,997)

Balance at August 14, 2001	$—	$8	$2	$(1,870)	$—	$59,990	$(5,531)

Successor:
Balance at August 15, 2001	$223					$145,277	$—
Net income							12,838

Balance at December 29, 2001	223					145,277	12,838
Sales and issuances of common stock (216,624 shares)	2					1,751
Stock compensation on stock options						15
Net income							19,253

Balance at December 28, 2002	225					147,043	32,091
Sales and issuances of common stock (45,975 shares)	1					805
Public offering of common stock, net of offering costs (5,390,625 shares)	54					93,815
Stock compensation on stock options						117
Dividend							(24,893)
Net income							23,278

Balance at January 3, 2004	$280					$241,780	$30,476

The accompanying notes are an integral part of the consolidated financial statements

CARTER'S, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY:

        On September 30, 2003, Carter Holdings, Inc., a Massachusetts corporation re-incorporated in Delaware and changed its name by forming and subsequently merging with and into its new wholly-owned Delaware subsidiary. The surviving company is named Carter's, Inc. In connection with the re-incorporation, Carter's, Inc. effected a 4-for-1 split of its common stock. As a result, our common stock share and per share data for all periods presented have been adjusted to reflect this stock split. Carter's, Inc. conducts its operations and derives all its operating income and cash flow through its wholly-owned subsidiary, The William Carter Company ("TWCC"). Carter's, Inc., together with TWCC (collectively "Carter's," "we," "us," and "our") design, source, manufacture, and market premier branded childrenswear under the Carter's, Carter's Classics, Child of Mine, and Tykes labels. Our products are sourced through contractual arrangements with numerous manufacturers throughout the world and internationally through production at company-managed sewing facilities in Mexico. Our sewing operations in Costa Rica were closed in the fourth quarter of fiscal 2003. Products are manufactured for wholesale distribution to major domestic retailers, including the mass channel, and for our 169 retail stores that market our brand name merchandise and certain products manufactured by other companies.

        On October 29, 2003, we completed an initial public offering of our common stock (the "offering") including the sale of 5,390,625 shares by us and 1,796,875 shares by the selling stockholders, primarily Berkshire Partners LLC and its affiliates. Net proceeds to us from the offering totaled $93.9 million. On November 28, 2003, we used approximately $68.7 million of the proceeds to redeem approximately $61.3 million in outstanding senior subordinated notes and pay a redemption premium of approximately $6.7 million and related accrued interest charges of $0.7 million. We used approximately $2.6 million of the net proceeds to terminate the Berkshire Partners LLC management agreement. We also used approximately $11.3 million to prepay amounts outstanding under the term loan, as required by the senior credit facility. We used the remaining proceeds of approximately $11.3 million for working capital and other general corporate purposes.

        On July 12, 2001, a special purpose entity formed by Berkshire Partners LLC and affiliates ("Berkshire Partners") entered into a stock purchase agreement with us and all of our stockholders to acquire substantially all of the stock of Carter's, Inc. except for some equity interests held by our management (the "Acquisition"). The Acquisition was consummated on August 15, 2001. Financing for the Acquisition and related transactions totaled $468.2 million and was provided by: $24.0 million in new revolving loan facility borrowings; $125.0 million in new term loan borrowings (both the revolver and term loan were part of a $185.0 million new senior credit facility entered into by us); $173.7 million of borrowings under a new senior subordinated loan facility (issued by us in connection with an August 15, 2001 private placement); and $145.5 million of capital invested by Berkshire Partners and other investors, which included rollover equity by our management of $18.3 million.

        The proceeds of the Acquisition and financing were used to purchase our existing equity ($252.5 million), pay for selling stockholders transaction expenses ($19.1 million), pay for buyers' transaction expenses ($4.0 million), pay debt issuance costs ($13.4 million), and to retire all outstanding balances on Carter's, Inc.'s and TWCC's previously outstanding long-term debt including accrued interest thereon ($174.8 million). In addition, $4.4 million of proceeds were held as cash for temporary working capital purposes.

        For purposes of identification and description, we are referred to as the "Predecessor" for the period prior to the Acquisition, the "Successor" for the period subsequent to the Acquisition, and "we," "us," and "our" for both periods.

        The Acquisition was accounted for as a purchase. The purchase price for the Acquisition, including related fees and expenses, was allocated to our tangible and identifiable intangible assets and liabilities based upon their estimated fair values with the remainder allocated to goodwill.

        A summary of the total purchase price is as follows ($000):

Total purchase price	$468,193

Allocated to:
Cash and cash equivalents	$7,333
Accounts receivable, net	39,570
Inventories, net	110,219
Prepaid expenses and other current assets	3,525
Property, plant, and equipment	42,569
Assets held for sale	991
Licensing agreements	15,000
Tradename	220,233
Cost in excess of fair value of net assets acquired	139,282
Deferred debt issuance costs	13,427
Other assets	5,432
Accounts payable	(18,340)
Other current liabilities	(25,313)
Closure and exit liabilities	(2,680)
Other long-term liabilities	(10,850)
Net deferred tax liabilities	(72,205)

$468,193

        As a result of the above, our initial capitalization as of the Acquisition date consisted of ($000):

Borrowings on new revolving loan facility	$24,000
Borrowings on new term loan	125,000
Borrowings under new senior subordinated notes	173,693
Common stock	223
Additional paid-in capital	145,277

Total capitalization	$468,193

        The Acquisition related charges in the Predecessor period December 31, 2000 through August 14, 2001 reflect special compensation of $4.5 million paid to management at the closing of the Acquisition and $6.8 million for sellers' transaction costs and fees.

        Debt extinguishment charges in the Predecessor period December 31, 2000 through August 14, 2001 reflect the write-off of deferred debt issuance costs of approximately $4,712,000,

and debt redemption premiums of approximately $7,813,000. In the first quarter of 2003, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB statements No. 4, 44, and 64, Amendment of FASB statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds Financial Accounting Standards Board ("FASB") Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. Accordingly, certain charges related to the extinguishment of debt during the Predecessor period from December 31, 2000 through August 14, 2001 have been reclassified to conform with the provisions of SFAS 145.

        The following unaudited pro forma operating data presents the results of operations for the fiscal year ended December 29, 2001 as if the Acquisition had occurred on December 31, 2000, with financing obtained as described above and assumes that there were no other changes in our operations. The pro forma results are not necessarily indicative of the financial results that might have occurred had the transaction actually taken place on December 31, 2000, or of future results of operations ($000):

Pro forma for the year ended December 29, 2001
Net sales	$518,507
Operating income	$18,435
Interest expense, net	$30,442
Net loss	$(9,018)

        Included in the pro forma results shown above are the Predecessor's Acquisition-related charges of $4.5 million in special compensation paid to management at the closing of the Acquisition, $6.8 million for sellers' transaction costs, and a charge of $12.5 million related to the Predecessor's write-off of deferred debt issuance costs and debt redemption premiums in connection with the Acquisition. Also included is a one-time $4.5 million charge to cost of sales related to the opening balance sheet step-up to inventory value. In addition, included in the pro forma results shown above are approximately $3.1 million related to the write down of long-lived assets and $848,000 related to other closure costs, which were unrelated to the Acquisition.

        On October 30, 1996, Carter's, Inc. was organized on behalf of affiliates of Investcorp S.A. ("Investcorp"), management and certain other investors to acquire 100% of TWCC's previously outstanding common and preferred stock ("the 1996 acquisition") from MBL Life Assurance Corporation, CHC Charitable Irrevocable Trust, and certain management stockholders for a total financed purchased price of $226.1 million. The 1996 acquisition was also accounted for by the purchase method. Accordingly, our assets and liabilities were adjusted at the 1996 acquisition date to reflect the allocation of that purchase price based on estimated fair values.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

RECLASSIFICATIONS:

        Certain prior year amounts have been reclassified for comparative purposes.

PRINCIPLES OF CONSOLIDATION:

        The consolidated financial statements include the accounts of Carter's, Inc. and those of TWCC and TWCC's wholly-owned subsidiaries. Carter's, Inc.'s only asset is its investment in the common stock of TWCC, its wholly-owned subsidiary. As a result, the consolidated financial positions, results of operations, and cash flows of Carter's, Inc. and TWCC are substantially the same. International subsidiaries represented 100% of our sewing production for fiscal year 2003 and approximately 100% and 96% for fiscal years 2002 and 2001. Total net assets (primarily property, plant, and equipment and inventory) at our international subsidiaries were approximately $4.5 million at January 3, 2004 and $9.1 million at December 28, 2002. All intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEAR:

        Our fiscal year ends on the Saturday in December or January nearest the last day of December. The accompanying consolidated financial statements reflect our financial position as of January 3, 2004 and December 28, 2002, and results of operations for the Successor fiscal years ended January 3, 2004 and December 28, 2002, the Successor period August 15, 2001 through December 29, 2001, and the Predecessor period December 31, 2000 through August 14, 2001. The Successor fiscal year ended January 3, 2004 (fiscal 2003) contains 53 weeks. The Successor fiscal year ended December 28, 2002 (fiscal 2002), as well as fiscal 2001 Successor and Predecessor periods, collectively (fiscal 2001), each contain 52 weeks.

CASH AND CASH EQUIVALENTS:

        We consider all highly liquid investments that have original maturities of three months or less to be cash equivalents. We had cash deposits, in excess of deposit insurance limits, in four banks at January 3, 2004 and three banks at December 28, 2002.

ACCOUNTS RECEIVABLE:

        Approximately 87% of our gross accounts receivable at January 3, 2004 and 89% at December 28, 2002 were from our ten largest wholesale and mass channel customers, primarily major retailers. Of these customers, three have individual receivable balances in excess of 10% of our gross accounts receivable (but not more than 20%) at January 3, 2004 and December 28, 2002. Sales to these customers represent comparable percentages to total wholesale revenues. In 2003, no one wholesale or mass channel customer accounted for more than 10% of our consolidated net sales.

INVENTORIES:

        Inventories are stated at the lower of cost (first-in, first-out basis for wholesale inventories and retail method for retail inventories) or market. We provide reserves for slow-moving inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

PROPERTY, PLANT, AND EQUIPMENT:

        Property, plant, and equipment are stated at cost, less accumulated depreciation and amortization, which includes the amortization of assets recorded under capital leases. When fixed assets are sold or otherwise disposed, the accounts are relieved of the original costs of the assets, and the related accumulated depreciation and any resulting profit or loss is credited or charged to income. For financial reporting purposes, depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets as follows: buildings—15 to 26 years and machinery and equipment—3 to 10 years. Leasehold improvements and fixed assets purchased under capital leases are amortized over the lesser of the asset life or related lease term. We capitalize the cost of our fixtures designed and purchased for use at major wholesale accounts. The cost of these fixtures is amortized over a three-year period.

GOODWILL AND OTHER INTANGIBILE ASSETS:

        Cost in excess of fair value of net assets acquired ("goodwill") represents the excess of the cost of the Acquisition (or the 1996 acquisition) over the fair value of the net assets acquired.

        Prior to the Acquisition, our tradename and goodwill arising from the 1996 acquisition were being amortized on a straight-line basis over estimated lives of 40 years. However, in connection with the 2001 Acquisition, we adopted the provisions of SFAS No. 141, "Business Combinations" ("SFAS 141"), and applied the required provisions of SFAS No. 142, "Goodwill and other Intangible Assets" ("SFAS 142"). Accordingly, our tradename and goodwill are now deemed to have indefinite lives and are no longer being amortized in the Successor periods. Our licensing agreements, however, recognized in the allocation of the Acquisition purchase price, are being amortized over the average three-year life of such agreements, as it was determined that these agreements have finite lives. Amortization expense on our licensing agreements was $5.0 million in fiscal 2003, $5.0 million in fiscal 2002, and $1.9 million in the period from August 15, 2001 to December 29, 2001, and is expected to be $3.1 million for fiscal 2004.

        The calculation of reported net income (loss) adjusted for goodwill and tradename amortization expense, net of taxes is shown below (dollars in thousands, except per share data):

	Successor			Predecessor
			For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	For the years ended
	January 3, 2004	December 28, 2002
Reported net income (loss)	$23,278	$19,253	$12,838	$(16,997)
Adjustments:
Amortization expense of goodwill	—	—	—	484
Amortization expense of tradename, net of tax benefit of $597	—	—	—	978

Adjusted net income (loss)	$23,278	$19,253	$12,838	$(15,535)

Basic net income (loss) per common share	$0.99	$0.86	$0.57	$(0.44)
Basic adjusted net income (loss) per common share	$0.99	$0.86	$0.57	$(0.40)
Diluted net income (loss) per common share	$0.92	$0.82	$0.56	$(0.44)
Diluted adjusted net income (loss) per common share	$0.92	$0.82	$0.56	$(0.40)

        We adopted the remaining provisions of SFAS 142 as of the beginning of fiscal 2002. In accordance with this statement, we identified our reporting units, and have completed the required assessments for impairment of goodwill (by comparing the fair values of our reporting units to their respective carrying values, including allocated goodwill) and our tradename and found that there was no impairment of either asset, either at the initial adoption date or at the most recent assessment performed as of January 3, 2004.

        We are required to measure our goodwill and tradename for impairment on at least an annual basis or if events or changes in circumstances so dictate.

IMPAIRMENT OF OTHER LONG-LIVED ASSETS:

        We review other long-lived assets, including property, plant, and equipment and licensing agreements, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Management will determine whether there has been a permanent impairment on such assets held for use in the business by comparing anticipated undiscounted future cash flows from the use and eventual disposition of the asset or asset group to the carrying value of the asset. The amount of any resulting impairment will be calculated by comparing the carrying value to fair value, which may be estimated using the present value of the same cash flows. Long-lived assets that meet the definition of held for sale are valued at the lower of carrying amount or fair value, less costs to sell.

DEFERRED DEBT ISSUANCE COSTS:

        Debt issuance costs are deferred and amortized to interest expense using the straight-line method, which approximates the effective interest method, over the lives of the related debt. Amortization approximated $1,939,000 for the Successor year ended January 3, 2004, $1,631,000 for the Successor year ended December 28, 2002, $593,000 for the Successor period from August 15, 2001 through December 29, 2001, and $1,010,000 for the Predecessor period from December 31, 2000 through August 14, 2001.

REVENUE RECOGNITION:

        Revenues consist of sales to customers, net of returns, accommodations, deductions, and cooperative advertising. We recognize revenue on wholesale and mass channel sales at the point where both title has passed and all the risks and rewards of ownership have been transferred. We consider revenue realized or realizable and earned when the product has been shipped and all the risks and rewards of ownership have been transferred, the sales price is fixed or determinable, and collectibility is reasonably assured. In the normal course of business, we grant certain accommodations and allowances to our wholesale and mass channel customers. Such amounts are reflected as reductions of net sales. Retail store revenues are recognized at the point of sale.

        In November 2001, the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") issued EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer/Reseller" ("EITF 01-09"). EITF 01-09 outlines the presumption that consideration given by a vendor to a customer is to be treated as a reduction of revenue, unless certain conditions are met. Prior to 2002, we had accounted for accommodations and cooperative advertising allowances made to wholesale customers as selling expenses. We adopted EITF 01-09 as of the beginning of fiscal 2002 and classified these expenses as a reduction of revenue rather than as selling expenses. Accommodations and cooperative advertising of $8.5 million for the Successor period from August 15, 2001 through December 29, 2001, and $5.0 million for the Predecessor period from December 31, 2000 through August 14, 2001, have been reclassified to conform with the current periods' presentation. These reclassifications did not impact net income (loss).

ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS:

        Shipping and handling costs include shipping supplies, related labor costs, third-party shipping costs, and certain distribution overhead. Such costs are generally absorbed by us and are included in selling, general, and administrative expenses. These costs amounted to approximately $22,620,000 for the Successor fiscal year 2003, $19,514,000 for the Successor fiscal year 2002, $6,206,000 in the Successor period from August 15, 2001 through December 29, 2001, and $10,344,000 in the Predecessor period from December 31, 2000 through August 14, 2001.

        With respect to the freight component of our shipping and handling costs, certain customers arrange for shipping and pay the related freight costs directly to third parties. However, in the event that we arrange and pay the freight for these customers and bill them for this service, such amounts billed would be included in revenue and the related cost would be charged to cost of goods sold. For fiscal years 2003, 2002, and 2001, no such arrangements or billings to customers occurred.

ROYALTIES AND LICENSE FEES:

        We license our Carter's, Carter's Classics, and Child of Mine names to other companies for use on baby and young children's products, including bedding, outerwear, shoes, socks, room décor, toys, stationery, strollers, hair accessories, and related products. These royalties are recorded as earned, based upon the sales of licensed products by our licensees.

        We have licensed the right to use and sublicense the Tykes trademark for use on certain products sold primarily at Target stores. We license the rights to John Lennon's Real Love artwork collection and the artwork of Eric Carle under agreements that expire December 31, 2004 and December 31, 2005.

STOCK-BASED COMPENSATION ARRANGEMENTS:

        We account for stock-based compensation on stock options under the intrinsic value method consistent with Accounting Principles Board Opinion No. 25 ("APB 25"). Under this method, we record compensation expense equal to the difference between the exercise price of the stock option and the fair market value of the underlying stock as of the date of the option grant. For disclosure purposes only, we also estimate the impact on our net income of applying the fair value method of measuring compensation cost on stock options with the fair value, prior to our initial public offering, determined under the minimum value method as provided by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"). See Note 6 to the consolidated financial statements for additional information.

INCOME TAXES:

        The accompanying financial statements reflect current and deferred tax provisions. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. Valuation allowances are established when it is more likely than not that a deferred tax asset will not be recovered. The provision for income taxes is generally the sum of the amount of income taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year, the net change during the year in our deferred tax assets and liabilities, and the net change during the year in any valuation allowances.

SUPPLEMENTAL CASH FLOWS INFORMATION:

        Interest paid in cash approximated $24,580,000 for the Successor year ended January 3, 2004, $26,886,000 for the Successor year ended December 28, 2002, $10,667,000 for the Successor period August 15, 2001 through December 29, 2001, and $10,792,000 in the Predecessor period from December 31, 2000 through August 14, 2001. Income taxes paid in cash (refunded) approximated $10,968,000 for the Successor year ended January 3, 2004, $12,720,000 for the Successor year ended December 28, 2002, ($62,000) for the Successor period August 15, 2001 through December 29, 2001, and $2,272,000 for the Predecessor period from December 31, 2000 through August 14, 2001.

USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS:

        The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EARNINGS PER SHARE:

        In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share is based on the weighted average number of common shares outstanding during the year, whereas diluted earnings per share also gives effect to all potentially dilutive common shares, which include stock options that were outstanding during the period. All such stock options are reflected in the denominator using the treasury stock method. This method assumes that shares are issued for options that are "in the money," but that we use the proceeds of such option exercises (generally, cash to be paid plus future compensation expense to be recognized) to repurchase shares at the average market value of our shares for the respective periods. We have used our best estimate of the average market value of our shares for the respective periods prior to our initial public offering completed on October 29, 2003.

        The following is a reconciliation of basic number of common shares outstanding to diluted number of common and common equivalent shares outstanding:

	Successor			Predecessor
			For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	For the years ended
	January 3, 2004	December 28, 2002
Net income (loss)	$23,278,000	$19,253,000	$12,838,000	$(16,997,000)

Weighted average number of common and common equivalent shares outstanding:
Basic number of common shares outstanding	23,611,372	22,453,088	22,332,136	38,752,744
Dilutive effect of stock options	1,576,120	1,091,812	754,709	—

Diluted number of common and common equivalent shares outstanding	25,187,492	23,544,900	23,086,845	38,752,744

Basic net income (loss) per common share	$0.99	$0.86	$0.57	$(0.44)
Diluted net income (loss) per common share	$0.92	$0.82	$0.56	$(0.44)

RECENT ACCOUNTING PRONOUNCEMENTS:

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires recording the fair market value of an asset retirement obligation as a liability in the period in which a legal obligation associated with the retirement of tangible long-lived assets is incurred (including certain lease obligations). The statement also requires recording an asset offsetting the initial obligation as an increase to the carrying amount of the related long-lived asset and depreciation of that cost over the life of the asset. We adopted the provisions of SFAS 143 in the first quarter of 2003, and the impact of such adoption was not material to our financial position or results of operations for fiscal 2003.

        In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds FASB Statement No. 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. The provisions of SFAS 145, as related to the rescission of FASB Statement No. 4, were effective for fiscal 2003. In the first quarter of 2003, we adopted the provisions of SFAS 145 and the extraordinary item of $7.6 million, recorded in our statement of operations in the Predecessor period from December 31, 2000 through August 14, 2001 has been reclassified in the accompanying consolidated financial statements as a component of income before income taxes of $12.5 million (pre-tax) with the tax benefit of $4.9 million reclassified as a component of income taxes. Additionally, we have classified $9.5 million of costs related to the redemption of $61.3 million of our 10.875% senior subordinated notes on November 28, 2003 and the prepayment of $11.3 million of our term loan indebtedness on October 29, 2003 as a component of income before income taxes.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 sets forth various modifications to existing accounting guidance, which prescribes the conditions that must be met in order for costs associated with contract terminations, facility consolidations, employee relocations, and terminations to be accrued and recorded as liabilities in financial statements. Accordingly, SFAS 146 may affect the timing of recognizing any of our future restructuring costs as well as the amount recognized. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS 146 were required to be applied prospectively to exit or disposal activities initiated by us after December 31, 2002. See Note 15 to the consolidated financial statements regarding the closure of two of our production facilities in Costa Rica.

        In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS 148 provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect of using the fair value method of accounting for stock-based employee compensation in interim financial statements. The transition and annual disclosure requirements were effective for us as of December 28, 2002 and the interim disclosure requirements were effective for the first quarter of fiscal 2003.

NOTE 3—INVENTORIES:

        Inventories consisted of the following ($000):

	Successor, at
	January 3, 2004	December 28, 2002
Finished goods	$102,921	$99,609
Work in process	1,572	3,509
Raw materials and supplies	267	2,582

	$104,760	$105,700

NOTE 4—PROPERTY, PLANT, AND EQUIPMENT:

        Property, plant, and equipment consisted of the following ($000):

	Successor, at
	January 3, 2004	December 28, 2002
Land, buildings, and improvements	$26,326	$20,928
Machinery and equipment	39,998	30,880
Marketing fixtures	16,972	15,330
Equipment under capital leases	1,768	1,770
Construction in progress	676	—

	85,740	68,908
Accumulated depreciation and amortization	(35,238)	(18,432)

	$50,502	$50,476

        Depreciation and amortization expense ($000) was $17,216 for the Successor year ended January 3, 2004, $13,693 for the Successor year ended December 28, 2002, $5,043 for the Successor period August 15, 2001 through December 29, 2001, and $10,186 for the Predecessor period December 31, 2000 through August 14, 2001.

NOTE 5—LONG-TERM DEBT:

        Long-term debt consisted of the following ($000):

	Successor, at
	January 3, 2004	December 28, 2002
Senior credit facility term loan	$99,612	$123,750
10.875% Series B Senior Subordinated Notes due 2011, net of unamortized discount of $649 in 2003 and $1,128 in 2002	113,101	173,872

	212,713	297,622
Current maturities	(3,336)	(6,346)

	$209,377	$291,276

        In connection with the Acquisition, approximately $171.6 million in Predecessor debt was retired, consisting of previously outstanding $100.0 million of 10 3/8% Series A Senior Subordinated Notes due 2006, $20.0 million of 12% Series B Senior Subordinated Notes due 2006, $38.7 million in term loan debt outstanding under the Predecessor senior credit facility, and $12.9 million of borrowings under the Predecessor revolving loan facility. Additionally, we incurred a charge in the Predecessor period from December 31, 2000 through August 14, 2001 in the amount of approximately $12.5 million related to the write-off of associated debt issuance costs and redemption premiums. The effective interest rate on variable rate senior credit facility borrowings outstanding was 7.2% at August 14, 2001.

        In connection with the Acquisition, we also entered into a new senior credit facility with Goldman, Sachs & Co., as the lead arranger, Fleet National Bank, as the administrative agent, and other lenders. The senior credit facility initially provided for aggregate borrowings by us of up to $185.0 million, including a $125.0 million term loan and a $60.0 million revolving loan facility. Effective July 29, 2003, our credit facility was amended to, among other things, increase the amount of the commitments under the revolving loan facility from $60.0 million to $80.0 million.

        Prior to July 29, 2003, amounts outstanding under the senior credit facility accrued interest, at our option, at a rate per annum equal to either: (1) the base rate, as defined in the senior credit facility, or (2) an adjusted Eurodollar rate, as defined in the senior credit facility, in each case plus an applicable interest margin. The applicable interest margin for the term loan, determined by reference to the leverage ratio, ranged from 2.25% to 2.75% for Eurodollar rate loans and 2.50% for base rate loans. The applicable interest margin for the revolving loan facility was 3.00% for Eurodollar rate loans and 2.00% for base rate loans. In connection with our senior credit facility amendment effective July 29, 2003, we prepaid our existing Tranche B term loan and replaced it with a new Tranche C term loan providing for a 75 basis point reduction in the applicable interest margins. Effective March 31, 2002, the applicable interest margins for the term loan and the revolving loan facility were subject to quarterly reductions based on our achievement of certain leverage ratios. The interest rate otherwise payable under the senior credit facility would increase by 2.0% per annum during the continuance of payment default. Interest on the term loan is payable at the end of interest rate reset periods, which vary in length but in no case exceed six months. Interest on the revolving loan facility is payable quarterly. The effective interest rate on variable rate senior credit facility borrowings outstanding at January 3, 2004 and December 28, 2002 was 3.7% and 4.9%.

        As further described in Note 6 to the consolidated financial statements, we completed an initial public offering of our common stock on October 29, 2003. On November 28, 2003, we used approximately $68.7 million of the proceeds to redeem approximately $61.3 million in outstanding senior subordinated notes and pay a redemption premium of approximately $6.7 million and $0.7 million in related accrued interest charges. Additionally, as required by the senior credit facility, we utilized $11.3 million of the remaining proceeds to prepay amounts remaining under the term loan. Furthermore, on December 31, 2003, we made a voluntary prepayment on the term loan of $6.5 million. As of January 3, 2004, there was $99.6 million in term loan borrowings outstanding and no borrowings under the revolving loan facility (excluding approximately $6.5 million in outstanding letters of credit) and approximately $73.5 million of unused commitment under the senior credit facility for working capital and other purposes.

        The senior credit facility, as amended on July 29, 2003, sets forth mandatory and optional prepayment conditions that may result in our use of cash to reduce our debt obligations, including payments of: (i) 50% of the net cash proceeds from an equity issuance by Carter's, Inc., excluding, among other things, any issuance of equity in connection with employee or director stock plans or a permitted acquisition and (ii) 25% or 50% of consolidated excess cash flow (50% or 75% prior to the July 29, 2003 amendment), depending on the applicable leverage ratio, as both terms are defined in the amended senior credit facility. The terms of the consolidated excess cash flow condition were effective for fiscal 2002, and accordingly, we made a principal prepayment of approximately $4.8 million on March 26, 2003 and will be required to make a prepayment of approximately $2.4 million on or before March 31, 2004. Such amounts are included in current maturities of long-term debt on the January 3, 2004 and December 28, 2002 accompanying consolidated balance sheets. The lenders will apply such prepayments first to the term loan and, second, to permanently reduce the revolving loan facility. Subject to certain conditions in the senior credit facility, we may make optional prepayments of our debt obligations without premium or penalty. The lenders will apply such optional prepayments according to our instruction.

        The senior credit facility is collateralized by substantially all of our personal property, some of our real property, and a pledge of all the issued and outstanding stock issued by us and our domestic subsidiaries, as well as 65% of the issued and outstanding stock of our foreign subsidiaries. All of our obligations under the senior credit facility are guaranteed by us and all of our present and future domestic subsidiaries, which may include acquired subsidiaries.

        The senior credit facility contains certain covenants which, among other things, limit: the incurrence of additional indebtedness; mergers, acquisitions, and sales of assets; the incurrence of liens or other encumbrances, guarantees, or pledges; the payment of dividends and repurchases of common stock; prepayments of equity and subordinated debt instruments, including the 10.875% senior subordinated notes (the "Notes"); investments; and certain transactions with affiliates. Effective July 29, 2003, the senior credit facility was amended to permit the repurchase of up to $15.0 million of additional senior subordinated notes following our initial public offering, permit a dividend payment of $24.9 million to our equity holders on July 31, 2003, and permit a $2.5 million payment to our vested option holders on July 31, 2003. Our senior credit facility requires us to meet certain financial tests based upon Adjusted EBITDA, as defined, including, without limitation: maximum leverage, minimum interest coverage, and minimum fixed charge coverage. The most restrictive of these covenants as of January 3, 2004, was the maximum leverage ratio, which, based on our level of borrowings, required Adjusted EBITDA to be no less than $52.2 million. Our actual Adjusted EBITDA, as defined in our senior credit facility, for the twelve-month period ended January 3, 2004 was $100.6 million. The senior credit facility also limits the level of annual capital expenditures.

        The senior credit facility contains customary events of default, including, among other things: payment defaults; breaches of representations and warranties; covenant defaults; cross-defaults to certain other debt, including the 10.875% senior subordinated notes; events of bankruptcy and insolvency; judgment defaults; invalidity of any guarantee or impairment of any collateral interests supporting the senior credit facility; and a change in our control, as defined in the senior credit facility.

        We are also required to pay a periodic administrative agent's fee, a letter of credit fee equal to the applicable interest margin for Eurodollar rate loans under the revolving loan facility, and letter of credit fronting fees.

        As required under the senior credit facility, we purchased an interest rate cap as an economic hedge against approximately $31.3 million of variable rate debt. The cap rate is 7% and terminates on December 7, 2004. The cap is recognized on the accompanying consolidated balance sheets at its fair value of $13 at January 3, 2004 and $6,359 at December 28, 2002.

        After giving effect to the $11.3 million and $6.5 million prepayments, described above, and the required excess cash flow prepayment of $2.4 million to be made on or before March 31, 2004, remaining principal borrowings under the term loan are due and payable in fifteen quarterly installments of $244,355 from March 31, 2004 through September 30, 2007 and four quarterly payments of approximately $23.4 million from December 31, 2007 through September 30, 2008. Any outstanding balance on the revolving loan facility, which includes letters of credit, is payable in full on August 15, 2006.

        Also, in connection with the Acquisition, we issued $175.0 million of 10.875% senior subordinated notes (less a discount of $1.3 million), which we subsequently exchanged for notes in the same principal amount and with identical terms. Interest on the Notes accrues at the rate of 10.875% per annum and is payable semi-annually in arrears on February 15 and August 15. The principal on the Notes is due in full on August 15, 2011. As described above and in Note 1 to the consolidated financial statements and as permitted by the indenture, we exercised our right to redeem 35%, or $61.3 million of the aggregate principal amount of the Notes at a redemption price of 110.875% of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds received from our equity offerings. In connection with the redemption, described above, we incurred redemption premiums of approximately $6.7 million, wrote off deferred issuance costs of $2.2 million, and expensed $0.4 million related to the note discount. In addition, we wrote off deferred issuance costs of $0.2 million in connection with the prepayment of our term loan of $11.3 million.

        After August 15, 2006, we may redeem all or part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage
2006	105.438%
2007	103.625%
2008	101.813%
2009 and thereafter	100.000%

        The Notes contain provisions and covenants including limitations on other indebtedness, restricted payments and distributions, sales of assets, subsidiary stock, liens, and certain other transactions.

        The fair value of our long-term debt was approximately $17.6 million greater than the book value as of January 3, 2004 and approximately $17.0 million greater than the book value as of

December 28, 2002. The fair values were estimated based on similar issues or on current rates offered to us for debt of the same remaining maturities.

NOTE 6—STOCKHOLDERS' EQUITY:

        Prior to the Acquisition, we had various classes of capital stock outstanding. In connection with the Acquisition, all classes of our Predecessor capital stock converted into shares of a single new class of common stock. The total number of shares of all classes of our Successor capital stock that we were authorized to issue was 32,100,000 shares, consisting of 32,000,000 shares of common stock, $0.01 par value per share (the "common stock"), and 100,000 shares of preferred stock, $0.01 par value per share (the "preferred stock").

        In connection with the re-incorporation, as further described in Note 1 to the consolidated financial statements, effective September 30, 2003, the total amount of our authorized capital stock consists of 40,000,000 shares of common stock, $0.01 par value per share, and 100,000 shares of preferred stock, $0.01 par value per share. As of January 3, 2004, we had outstanding 27,985,360 shares of common stock and no shares of preferred stock.

        The issued and outstanding shares of common stock are validly issued, fully paid, and nonassessable. Holders of our common stock are entitled to share equally, share for share, if dividends are declared on our common stock, whether payable in cash, property, or our securities. The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share equally, share for share, in our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the certificate of incorporation, the holders of common stock vote together as a single class on all matters submitted to a vote of stockholders.

        As of January 3, 2004, investment funds affiliated with Berkshire Partners LLC owned 66.3% of our outstanding common stock. As a result, they control our business, policies, and affairs and are able to elect our entire board of directors and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations, and sales of substantially all of our assets. They will also be able to prevent or cause a change in control of our company and an amendment to our certificate of incorporation and by-laws.

        Our board of directors may issue preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, the board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares, and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights, and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the shareholders.

STOCK OPTION PLANS AND STOCK ISSUANCES:

        At the time of the Acquisition, we terminated our existing Management Stock Incentive Plan (the "Former Plan"), which had been formed to provide incentives to our employees and directors. All outstanding options under the Former Plan are subsequently covered by the basic component of the 2001 Equity Incentive Plan, which was amended and restated on October 10, 2003 and renamed as our 2003 Equity Incentive Plan (the "Plan") described below, and expire on August 15, 2011. Options awarded under the former plan and retained by management after the Acquisition ("Retained Options") entitle recipients to purchase our common stock (previously our Class C stock). Options issued under the Former Plan have been restated to reflect a 10-for-1 stock split that occurred on August 15, 2001. Options for up to 3,010,720 shares of our common stock were able to be granted under the Former Plan, of which 11,456 had not been granted at August 14, 2001. The exercise price of all options granted under the Former Plan was $1.50 per share, which was deemed to be the fair market value of the stock at the time the options were granted. Accordingly, no compensation expense was recognized on the options granted. All stock options granted under the Former Plan vested immediately upon the Acquisition. In connection with the Acquisition, 1,274,700 options were exercised and 1,724,564 remained outstanding.

        At the time of the Acquisition, we adopted the 2001 Equity Incentive Plan in order to provide incentives to our employees and directors. Awards under the 2001 Equity Incentive Plan provided recipients with options to purchase shares of our common stock. There were 4,344,196 shares, as amended and described below, of our common stock made available under the 2001 Equity Incentive Plan. Two types of option awards were issued under the Plan—basic options and performance options. Basic options vest ratably over a five-year period, but immediately vest upon a change in control, as defined. Performance options vest after eight years, but may vest earlier, either all or in part, upon our achievement of certain defined performance objectives as of approximately five years after the grant date or the occurrence of one of several events, including a change of control, as defined, or termination of employment.

        Under the Plan, as amended, the compensation committee of our board may award incentive stock options (ISOs and non-ISOs), stock appreciation rights (SARs), restricted stock, unrestricted stock, stock deliverable on a deferred basis, performance-based stock awards, and cash payments intended to help defray the cost of awards. The amendment and restatement increased the number of shares available to be delivered under the plan by 400,000. Participation in the amended and restated plan is limited to those key employees and others who are selected by the compensation committee. Under the amended and restated plan, the maximum number of shares of stock for which options or SARs may be awarded to any participant in any year, and the maximum number of shares of stock deliverable to any participant under other awards for any year, is in each case 4,000,000. The limit on shares available under the plan, the individual limits, and other award terms are subject to adjustment to reflect stock splits or stock dividends, combinations, and certain other events. Currently, there are 509,764 shares available for grant under the plan. The amended and restated plan makes provision for the treatment of awards upon termination of service or in the case of a merger or similar corporate transaction.

        Since the number of shares and the exercise price per share are known at the time of grant, each of the basic options, performance options, and retained options qualify for fixed plan accounting. All options issued under the Plan expire ten years from the date of grant. The exercise price of the basic and performance options issued at the time of the Acquisition in 2001 was $6.16 per share, which was deemed to be the fair market value of our common stock at the time the options were granted, based upon the purchase price of common stock in the Acquisition of us as described in Note 1 to the consolidated financial statements. These were the only options granted during 2001. Accordingly, no compensation expense has been recognized on the basic and performance options granted during 2001.

        In 2002, we issued 117,000 options and recognized approximately $14,500 in compensation expense related to these option grants based upon the difference in the estimated fair value of our common stock at the time the options were granted and the exercise price. None of the options granted during 2002 were exercisable at December 28, 2002.

        In 2003, we issued 398,000 options, 321,200 of which were issued at an exercise price that was below the fair value. In connection with these issuances, we recognized approximately $116,800 in compensation expense based upon the difference in the estimated fair value of our common stock at the time the options were granted and the exercise price.

        The weighted average exercise price and weighted average fair value for the options issued below fair value were $13.95 and $19.00. For the remaining options issued during fiscal 2003, for which the exercise price was equal to the fair value, the weighted average exercise price and weighted average fair value were $9.88. None of the options granted during 2003 were exercisable at January 3, 2004.

        A summary of stock option activity under this Plan (in number of shares that may be purchased) is as follows (including options retained by management, which were all originally issued under the Former Plan):

	Basic options	Weighted average exercise price per share	Performance options	Weighted average exercise price per share	Retained options	Weighted average exercise price per share
Predecessor
Outstanding, December 30, 2000	—	—	—	—	2,999,264	$1.50
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	(1,274,700)	$1.50
Forfeited	—	—	—	—	—	—
Expired	—	—	—	—	—	—

Successor
Outstanding, August 15, 2001	—	—	—	—	1,724,564	$1.50
Granted	772,464	$6.16	1,219,348	$6.16	—	—
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	(344,944)	$1.50
Expired	—	—	—	—	—	—

Outstanding, December 29, 2001	772,464	$6.16	1,219,348	$6.16	1,379,620	$1.50
Granted	39,004	$6.68	77,996	$6.84	—	—
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Expired	—	—	—	—	—	—

Outstanding, December 28, 2002	811,468	$6.18	1,297,344	$6.20	1,379,620	$1.50
Granted	149,792	$13.16	248,208	$13.16	—	—
Exercised	—	—	—	—	—	—
Forfeited	(16,756)	$6.16	(35,244)	$6.16	—	—
Expired	—	—	—	—	—	—

Outstanding, January 3, 2004	944,504	$7.29	1,510,308	$7.35	1,379,620	$1.50

Exercisable, January 3, 2004	314,202	$6.18	13,692	$6.16	1,379,620	$1.50

        The weighted average contractual life as of January 3, 2004 for the retained options as well as the basic and performance options is approximately 7.85 years.

        The range of exercise prices for options outstanding as of January 3, 2004 is $1.50 to $13.95.

        For disclosure purposes only, we have measured compensation expense, in accordance with SFAS 123, "Accounting for Stock-Based Compensation." The following table illustrates the effect on net income (loss) if we had applied the fair value recognition provisions of SFAS 123 (dollars in thousands, except per share data):

	Successor
				Predecessor
	For the years ended
			For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	January 3, 2004	December 28, 2002
Net income (loss), as reported	$23,278	$19,253	$12,838	$(16,997)
Add:
Stock-based employee compensation (under APB 25) included in reported net income, net of related tax effects	72	9	—	—
Deduct:
Total stock-based employee compensation expense determined under the fair value based method (under SFAS 123 and SFAS 148) for all awards, net of related tax effects	(645)	(524)	(167)	(286)

Pro forma net income (loss)	$22,705	$18,738	$12,671	$(17,283)

Net income (loss) per common share:
Basic—as reported	$0.99	$0.86	$0.57	$(0.44)
Basic—pro forma	$0.96	$0.83	$0.57	$(0.45)
Diluted—as reported	$0.92	$0.82	$0.56	$(0.44)
Diluted—pro forma	$0.90	$0.80	$0.55	$(0.45)

        For basic options, using a minimum value method, the fair value of each option as of the date of grant was estimated to range from $3.08 to $9.76 per share for options granted in fiscal 2003 and $2.44 to $3.95 per share for options granted in fiscal 2002. For basic options, using a fair value method, the fair value of each option at the date of the grant was estimated to range from $6.40 to $13.55 per share for options granted in fiscal 2003 and $6.31 per share for options granted from August 23, 2002 to December 28, 2002. These per share option values were calculated at an assumed risk-free interest rate from 3.8% to 4.2% for fiscal 2003 and 3.0% to 4.4% for fiscal 2002, with an expected life of 10 years and expected volatility of 50.0%. No dividends were assumed.

        For performance options, using a minimum value method, the fair value of each option as of the date of grant was estimated to range from $3.08 to $9.76 per share for options granted in fiscal 2003 and $2.44 to $3.95 per share for options granted in fiscal 2002. For performance options, using a fair value method, the fair value of each option at the date of grant was estimated to range from $6.40 to $13.55 per share for options granted in fiscal 2003 and $6.31 per share for options granted from August 23, 2002 to December 28, 2002. These per share option values were calculated at the same assumed risk-free interest rates shown above with an expected life of 10 years and expected volatility of 50.0%. No dividends were assumed.

        We have determined that the effect on pro forma net income would be immaterial had compensation expense for our option grants been determined based on the fair value method as of the grant date using the Black-Scholes model.

        For options issued under the Former Plan, the fair value of each granted option, at the date of the grant, has been estimated to be $0.48 for the options granted during fiscal 1999, $0.50 for the options granted during fiscal 1998, $0.59 for the options granted during fiscal 1997, and $0.74 for the options granted during the two-month period ended December 28, 1996. The fair value of the options granted was estimated using a minimum value method at an assumed risk free interest rate of 5.5% for options granted in 1999, 5.0% in 1998, 6.25% in 1997, and 7.0% in the two-month period ended December 28, 1996.

        During fiscal 2003, we sold shares of our common stock to two of our directors for cash proceeds of $600,000 (one during second quarter and one during third quarter). In connection with these transactions, we recorded compensation expense of $206,000 and additional paid-in capital in the amount of $600,000.

        During fiscal 2002, we sold shares of our common stock to two of our directors (one during second quarter and one during third quarter) and issued shares of our common stock to a consultant. In connection with these transactions, as well as stock option grants to certain employees noted above, we recorded compensation expense during 2002 in the amount of approximately $768,000. Additionally, we received cash proceeds of $1.0 million and recorded approximately $1.8 million to our additional paid-in capital.

NOTE 7—EMPLOYEE BENEFIT PLANS:

        We offer a comprehensive post-retirement medical plan to current and certain future retirees and their spouses until they become eligible for Medicare or a Medicare Supplement plan. We also offer life insurance to current and certain future retirees. Employee contributions are required as a condition of participation for both medical benefits and life insurance and our liabilities are net of these employee contributions.

        The following is a reconciliation of the Accumulated Post-Retirement Benefit Obligations ("APBO") under this plan ($000):

	Successor
				Predecessor
	For the years ended
			For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	January 3, 2004	December 28, 2002
Benefit Obligation (APBO) at beginning of period	$10,221	$9,952	$9,448	$9,878
Service cost	80	71	35	58
Interest cost	630	611	251	418
Plan participants' contributions	17	1,044	353	589
Actuarial loss (gain)	408	477	523	(398)
Benefits paid	(917)	(1,934)	(658)	(1,097)

APBO at end of period	$10,439	$10,221	$9,952	$9,448

        Our contribution for these post-retirement benefit obligations was $824,948 in the Successor fiscal year 2003, $890,521 in the Successor fiscal year 2002, $304,681 for the Successor period from August 15, 2001 through December 29, 2001, and $507,801 for the Predecessor period December 31, 2000 through August 14, 2001. We expect that our contribution for post-retirement benefit obligations in fiscal 2004 will be $917,000. We do not pre-fund this plan and as a result there are no plan assets. The measurement date used to determine the post-retirement benefit obligations is as of the end of the fiscal year.

        The funded status of the plan is reconciled to the accrued post-retirement benefit liability recognized primarily in other long-term liabilities in the accompanying consolidated balance sheets, as follows ($000):

	Successor, at
	January 3, 2004	December 28, 2002
Funded status (unfunded APBO)	$10,439	$10,221
Unrecognized net loss from past experience different from that assumed and from changes in assumptions	(1,408)	(1,000)

Accrued benefit cost	$9,031	$9,221

        The discount rates used in determining the APBO were as follows:

	Successor, at
	January 3, 2004	December 28, 2002
Discount rates	6.0%	6.5%

        The components of post-retirement benefit expense charged to operations are as follows ($000):

	Successor
				Predecessor
	For the years ended
			For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	January 3, 2004	December 28, 2002
Service cost—benefits attributed to service during the period	$80	$71	$35	$58
Interest cost on accumulated post-retirement benefit obligation	630	611	251	418
Amortization of net actuarial loss	—	—	—	13

Total net periodic post-retirement benefit cost	$710	$682	$286	$489

        The discount rates used in determining the net periodic post-retirement benefit costs were as follows:

	Successor
				Predecessor
	For the years ended
			For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	January 3, 2004	December 28, 2002
Discount rates	6.5%	7.0%	7.0%	7.0%

        The effects on our plan of all future increases in health care costs are borne by employees; accordingly, increasing medical costs are not expected to have any material effect on our future financial results.

        We have an obligation under a defined benefit plan covering certain former officers. At January 3, 2004 and December 28, 2002, the present value of the estimated remaining payments under this plan was approximately $1.4 million and is included in other current and long-term liabilities.

        We also sponsor a defined contribution plan within the United States. The plan covers employees who are at least 21 years of age and have completed three months of service, during which at least 257 hours were served. The plan provides for the option for employee contributions up to statutory limits, of which we match up to 4% of the employee contribution, at a rate of 100% on the first 3% and 50% of the second 2%. Our expense for the defined contribution plan totaled approximately ($000): $1,649 for the Successor fiscal year ended January 3, 2004, $1,363 for the Successor fiscal year ended December 28, 2002, $275 for the Successor period August 15, 2001 through December 29, 2001, and $594 for the Predecessor period December 31, 2000 through August 14, 2001.

NOTE 8—INCOME TAXES:

        The provision (benefit) for income taxes consisted of the following ($000):

	Successor
				Predecessor
	For the years ended
			For the period from August 15 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	January 3, 2004	December 28, 2002
Current tax provision (benefit):
Federal	$12,858	$11,833	$3,575	$(213)
State	2,122	1,917	630	72
Foreign	369	525	279	396

Total current provision	15,349	14,275	4,484	255

Deferred tax provision (benefit):
Federal	266	(1,126)	2,594	(6,482)
State	33	(138)	317	(630)

Total deferred provision (benefit)	299	(1,264)	2,911	(7,112)

Total provision (benefit)	$15,648	$13,011	$7,395	$(6,857)

        Components of deferred tax assets and liabilities were as follows ($000):

	Successor, at
	January 3, 2004	December 28, 2002
	Assets (Liabilities)
Current deferred taxes:
Accounts receivable allowance	$3,042	$2,361
Inventory	3,212	4,765
Liability accruals	2,863	3,083
Deferred employee benefits	(470)	(664)
Other	398	476

Total current deferred taxes	$9,045	$10,021

Non-current deferred taxes:
Depreciation	$(4,673)	$(3,596)
Tradename and licensing agreements	(82,643)	(84,493)
Deferred employee benefits	3,937	3,998
Other	183	218

Total non-current deferred taxes	$(83,196)	$(83,873)

Total deferred tax assets	$13,635	$14,901
Total deferred tax liabilities	$(87,786)	$(88,753)

        The difference between our effective income tax rate and the federal statutory tax rate is reconciled below:

	Successor
				Predecessor
	For the years ended
			For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	January 3, 2004	December 28, 2002
Statutory federal income tax rate	35.0%	35.0%	35.0%	34.0%
State income taxes, net of federal income tax benefit	3.6	3.8	3.1	1.5
Goodwill amortization	—	—	—	(0.7)
U.S. tax on closure of Costa Rican facilities	1.2	—	—	—
Non-deductible Acquisition-related costs	—	1.0	—	(5.1)
Foreign income, net of tax	0.3	0.2	(1.9)	(1.7)
Other	0.1	0.3	0.3	0.7

Total	40.2%	40.3%	36.5%	28.7%

        The portion of income (loss) before income taxes attributable to foreign income was approximately $750,000 for the Successor year ended January 3, 2004, $1,276,000 for the Successor year ended December 28, 2002, $1,895,000 for the Successor period from August 15, 2001 through December 29, 2001, and ($46,000) for the Predecessor period from December 31, 2000 through August 14, 2001.

NOTE 9—LEASE COMMITMENTS:

        Rent expense ($000) under operating leases was $22,356 for the Successor year ended January 3, 2004, $20,584 for the Successor fiscal year ended December 28, 2002, $7,384 for the Successor period August 15, 2001 through December 29, 2001, and $12,321 for the Predecessor period from December 31, 2000 through August 14, 2001.

        Minimum annual rental commitments under current noncancelable operating leases as of January 3, 2004 were as follows ($000):

Fiscal Year	Buildings, primarily retail stores	Transportation equipment	Data processing equipment	Manufacturing equipment	Total noncancelable leases
2004	$17,856	$101	$757	$268	$18,982
2005	15,395	68	538	207	16,208
2006	12,818	51	148	147	13,164
2007	9,794	50	34	53	9,931
2008	6,571	28	—	2	6,601
Thereafter	14,699	20	—	—	14,719

Total	$77,133	$318	$1,477	$677	$79,605

        In January 2003, we entered into a seven-year lease agreement, with a cancellation option after four years, for a new distribution facility in Stockbridge, Georgia. Payments began in July 2003. The four-year commitment obligation totals approximately $2.8 million, which is included in the table above. If cancelled upon exercising our option in year four, the remaining obligation would be approximately $314,000.

        Future annual lease commitments under capital lease obligations are as follows ($000):

Fiscal Year
2004	$168

Total minimum obligations	168
Interest	(4)

Present value of net minimum obligations	164
Current portion, included in other current liabilities	(164)

Long-term obligations, included in other long-term liabilities at January 3, 2004	$—

NOTE 10—COMMITMENTS AND CONTINGENCIES:

        We are subject to various federal, state, and local laws that govern activities or operations that may have adverse environmental effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties, and costs. From time to time, our operations have resulted or may result in noncompliance with or liability pursuant to environmental laws. Generally, compliance with environmental laws has not had a material impact on our operations, but there can be no assurance that future compliance with such laws will not have a material adverse effect on our operations.

        Additionally, we enter into various purchase order commitments with full-package suppliers. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation.

        During 2002, a lawsuit was filed against us in which the plaintiff is claiming damages of approximately $830,000 related to an alleged oral guarantee of money owed to it by a third-party vendor. We have not provided for this exposure as we believe that this claim is without merit and we intend to vigorously defend this matter.

        During the third quarter of 2002, we executed an artwork agreement with Eric Carle, LLC. Under this agreement, we are obligated to pay and have paid $1.5 million in minimum royalty guarantees for the initial term, which began June 28, 2002 and expires December 31, 2005.

NOTE 11—OTHER CURRENT LIABILITIES:

        Other current liabilities consisted of the following ($000):

	Successor, at
	January 3, 2004	December 28, 2002
Accrued income taxes	$12,539	$8,229
Accrued incentive compensation	5,928	5,590
Accrued interest	4,783	7,650
Accrued workers compensation	3,575	3,325
Other current liabilities	10,580	12,892

	$37,405	$37,686

NOTE 12—VALUATION AND QUALIFYING ACCOUNTS:

        Information regarding valuation and qualifying accounts is as follows ($000):

	Allowance for
	Doubtful accounts	Inventory valuation
Predecessor:
Balance, December 30, 2000	$2,045	$4,082
Additions, charged to expense	1,317	1,482
Write-offs	(1,525)	(1,112)

Balance, August 14, 2001	$1,837	$4,452

Successor:
Balance, August 15, 2001	$1,837	$—
Additions, charged to expense	604	1,681
Write-offs	(768)	—

Balance, December 29, 2001	1,673	1,681
Additions, charged to expense	2,578	1,177
Write-offs	(2,371)	—

Balance, December 28, 2002	1,880	2,858
Additions, charged to expense	2,161	6,682
Write-offs	(1,678)	(4,508)

Balance, January 3, 2004	$2,363	$5,032

NOTE 13—RELATED PARTY TRANSACTIONS:

        In 1996, in connection with the closing of the acquisition by Investcorp S.A., we entered into an agreement for management advisory and consulting services under which we agreed to pay Investcorp $1.35 million per year for a five-year term. This agreement was terminated upon the consummation of the Acquisition.

        In connection with the Acquisition, we entered into a management agreement with Berkshire Partners. Under this agreement, we agreed, among other things, to pay Berkshire Partners an annual management fee of $1.65 million commencing on the first anniversary of the Acquisition. This agreement was terminated for $2.6 million upon completion of the initial public offering as further described in Note 1 to the consolidated financial statements.

        In January 2000, we issued a loan to Frederick J. Rowan, II, our Chairman and Chief Executive Officer, in the amount of $4.3 million, the proceeds of which were used by Mr. Rowan to repay a previous loan from us in the amount of $1.5 million. In connection with the Acquisition, we amended the terms of this loan. Neither of the original loan or the amended loan was issued in connection with the purchase of our common stock. As amended, the $4.3 million loan is payable in annual installments of $600,000 commencing on March 31, 2003, and thereafter on each anniversary thereof until such principal amount and all accrued and unpaid interest thereon has been repaid. In December 2002, Mr. Rowan made a voluntary payment of $1.5 million on this obligation. The loan is payable upon demand and is collateralized by his equity in us. The loan bears interest at the average rate payable by us under the revolving loan facility. The loan is prepayable with proceeds of any disposition of Mr. Rowan's stock in us. The highest outstanding balance under Mr. Rowan's loan during fiscal 2003 was $3.9 million. As of January 3, 2004, the outstanding balance of this obligation, including interest accrued thereon, is $3.4 million and is included in other assets on the accompanying consolidated balance sheets.

        In December of 2002, we paid Mr. Rowan a special bonus of $5.0 million.

        We repurchased 40,000 shares of our Class C stock owned by certain of our former employees for cash payments of $60,000 in the Predecessor period from December 31, 2000 through August 14, 2001 and 46,760 shares for $70,000 in the Predecessor fiscal year ended December 30, 2000.

        During the Predecessor period from December 31, 2000 through August 14, 2001 and the Predecessor fiscal year 2000, we issued 40,000 shares to employees at a fair value of $60,000.

NOTE 14—SEGMENT INFORMATION:

        We report segment information in accordance with the provisions of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"), which requires segment information to be disclosed based upon a "management approach." The management approach refers to the internal reporting that is used by management for making operating decisions and assessing the performance of our reportable segments. During the third quarter of fiscal 2003, we revised our methodology for evaluating and reporting profitability. Additionally, as a result of the launch of our new Child of Mine brand with Wal-Mart, we have expanded our presence in the mass channel resulting in the establishment of a new segment of our business.

        Under our previous method of evaluating and reporting the profitability of our segments, each segment's results included costs directly related to the segment's revenue, and all other costs were allocated based on the relationship to consolidated net sales or units produced to support each segment's revenue. Intersegment sales and transfers were recorded at cost and treated as a transfer of inventory. Under our new methodology, segment results include the direct costs of each segment (on the same basis as the previous methodology), and all other costs are allocated based upon detailed estimates and analysis of actual time and expenses incurred to support the operations of each segment or units produced or sourced to support each segment's revenue. Certain costs, including incentive compensation for certain employees, the Berkshire Partners LLC management fee (see Note 13 to the consolidated financial statements), and various other general corporate costs that are not specifically allocable to our segments, are included in other reconciling items below. Intersegment sales and transfers continue to be recorded at cost and treated as a transfer of inventory. Prior period segment information has been reclassified to conform with the current presentation. The accounting policies of the segments are the same as those described in Note 2 "Summary of Significant Accounting Policies" to the consolidated financial statements.

        The table below presents certain segment information for the periods indicated ($000):

	Successor
							Predecessor
	For fiscal years ended
					For the period from August 15, 2001 through December 29, 2001		For the period from December 31, 2000 through August 14, 2001
	January 3, 2004	% of Total	December 28, 2002	% of Total		% of Total		% of Total
Net sales:
Wholesale	$356,888	51%	$301,993	52%	$118,116	50%	$144,779	51%
Retail	263,206	37%	253,751	44%	108,091	46%	127,088	45%
Mass channel	83,732	12%	23,803	4%	9,573	4%	10,860	4%

Total net sales	$703,826	100%	$579,547	100%	$235,780	100%	$282,727	100%

EBITDA:
Wholesale	$61,214		$54,582		$14,616		$18,087
Retail	58,379		59,434		31,918		23,158
Mass channel	8,052		(1,780)		(306)		(378)
Other reconciling items	(40,244)		(32,978)		(7,977)		(40,746)

Total EBITDA	$87,401		$79,258		$38,251		$121

        A reconciliation of EBITDA to net income (loss) is presented below ($000):

	Successor
				Predecessor
	For fiscal years ended
			For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
	January 3, 2004	December 28, 2002
EBITDA	$87,401	$79,258	$38,251	$121
Depreciation and amortization expense	(22,216)	(18,693)	(6,918)	(12,245)
Interest expense, net	(26,259)	(28,301)	(11,100)	(11,730)
(Provision for) benefit from income taxes	(15,648)	(13,011)	(7,395)	6,857

Net income (loss)	$23,278	$19,253	$12,838	$(16,997)

        EBITDA shown above represents earnings before interest, income tax expense, depreciation, and amortization. EBITDA is presented because it is one measurement used by management in assessing financial performance, and we believe it is helpful to investors, securities analysts, and other interested parties in evaluating performance of companies in our industry. EBITDA is also a measure used as a basis for calculating our financial covenants under our senior credit facility. EBITDA is not a measurement of financial performance under generally accepted accounting principles in the United States of America. It should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity, an alternative to net income, or any other measures of performance derived in accordance with generally accepted accounting principles in the United States of America. Our definition and calculation of EBITDA may not be comparable to similarly titled measures used by other companies.

        The table below represents inventory by segment ($000):

	Successor, at
	January 3, 2004	December 28, 2002	December 29, 2001
Wholesale	$64,605	$78,113	$63,278
Retail	19,817	23,065	22,878
Mass channel	20,338	4,522	2,913

	$104,760	$105,700	$89,069

        Wholesale inventories include inventory produced and warehoused for the retail segment.

        The following represents property, plant, and equipment, net, by geographic area ($000):

	Successor, at
	January 3, 2004	December 28, 2002	December 29, 2001
United States	$47,676	$45,301	$40,603
International	2,826	5,175	5,900

	$50,502	$50,476	$46,503

        Our international operations consist of sewing facilities and, accordingly, no revenues are recorded at these locations.

        The following represents goodwill by segment ($000):

	Successor, at
	January 3, 2004	December 28, 2002
Wholesale	$52,843	$52,843
Retail	83,654	83,654
Mass channel	2,785	2,785

	$139,282	$139,282

NOTE 15—CLOSURE OF MANUFACTURING FACILITIES:

        In the first quarter of fiscal 2001, we announced our plans to close our sewing facility located in Harlingen, Texas, which subsequently closed and ceased operations on May 11, 2001. In the first quarter of 2001, we recorded a charge of approximately $582,000 for closure costs and involuntary termination benefits and a non-cash charge of approximately $742,000 related to the write-down of the asset value of the facility to its estimated net realizable value. As of March 30, 2002, all of the costs provided for in the first quarter of 2001 for severance and other termination benefits had been paid.

        In the second quarter of fiscal 2001, we announced our plans to close our fabric printing operations located in Barnesville, Georgia, which subsequently closed and ceased operations on June 29, 2001. In the second quarter of 2001, we recorded a charge of approximately $534,000 for closure costs and involuntary termination benefits and a non-cash charge of approximately $2.4 million related to the write-down of the asset value of these fabric printing operations to estimated net realizable value. As of June 29, 2002, all of the costs provided for in the second quarter of 2001 for severance and other termination benefits had been paid.

        In connection with the Acquisition, we re-evaluated the requirements for certain manufacturing operations, which we had previously planned to maintain to support our long-term revenue growth plans. After a thorough assessment of alternative sourcing opportunities, we decided to exit certain manufacturing operations. We made this decision in connection with our new ownership in advance of the Acquisition. As a result of this decision, on October 23, 2001, we announced our plans to close our cutting and fabric warehouse operations located in Griffin, Georgia, our embroidery operation located in Milner, Georgia, our bed and bath sewing and finishing operation located in Barnesville, Georgia, and our sewing facility located in San Pedro, Dominican Republic, all of which subsequently closed and ceased operations before the end of fiscal 2001. At the time of the Acquisition, we established a liability for these closures. As of June 29, 2002, all of the severance and other termination costs associated with these closures had been paid.

        The assets associated with the embroidery operations at Milner, Georgia were sold during the first quarter of 2002. During the second and third quarters of 2002, the assets related to our printing and sewing and finishing operations located in Barnesville, Georgia were sold. In the fourth quarter of fiscal 2002, we recorded a charge of approximately $150,000 related to a reduction in the carrying value of the land and building held for sale located in Barnesville, Georgia, which was sold in the second quarter of 2003.

        In July of 2003, we decided to exit our sewing facilities located in Costa Rica given our ability to obtain lower costs from third-party suppliers. Such closures were announced on September 16, 2003 and the facilities were held and used for production through the end of November 2003. Total employees terminated as of January 3, 2004 were approximately 1,474. The remaining employees will be terminated by the end of March 2004. As a result of these closures, we have recorded approximately $1,306,000 in accelerated depreciation during the third and fourth quarters of 2003 (included in cost of goods sold). Additionally, we have recorded closure costs of $1,041,000 comprised of $184,000 of asset impairment charges, $483,000 of severance, and $374,000 in other exit costs. We have also incurred approximately $424,000 of federal income tax expense related to the dissolution of our Costa Rican subsidiary (included in the provision for income taxes). As of January 3, 2004, we have accrued severance of $274,000, included in current liabilities in the accompanying balance sheet. During the first quarter of 2004, we expect to incur $0.9 million in additional severance and other exit costs.

NOTE 16—UNAUDITED QUARTERLY FINANCIAL DATA:

        Unaudited summarized financial data by quarter for the years ended January 3, 2004 and December 28, 2002 is presented in the table below (dollars in thousands, except per share data).

	Quarter 1	Quarter 2	Quarter 3	Quarter 4
2003:
Net sales	$165,993	$140,008	$212,135	$185,690
Gross profit	60,604	49,855	75,684	69,143
Selling, general, and administrative expenses	44,921	41,843	51,896	49,368
Royalty income	(2,554)	(1,903)	(3,692)	(2,876)
Operating income	18,237	9,915	27,365	19,123
Net income	6,910	2,088	12,655	1,625
Basic EPS	0.31	0.09	0.56	0.06
Diluted EPS	0.29	0.09	0.52	0.06
2002:
Net sales	$124,595	$119,095	$165,779	$170,078
Gross profit	47,889	45,732	65,137	68,638
Selling, general, and administrative expenses	39,271	39,642	43,118	52,079
Royalty income	(1,961)	(1,814)	(2,461)	(2,116)
Operating income	10,579	7,904	24,480	17,602
Net income	2,269	506	10,578	5,900
Basic EPS	0.10	0.02	0.47	0.26
Diluted EPS	0.10	0.02	0.45	0.25

Unaudited Quarterly Financial Information

CARTER'S, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except for share data)

(unaudited)

	For the six-month periods ended
	July 3, 2004	July 5, 2003
Net sales	$339,027	$306,001
Cost of goods sold	213,166	195,542

Gross profit	125,861	110,459
Selling, general, and administrative expenses	95,394	86,764
Closure costs	540	—
Royalty income	(5,668)	(4,457)

Operating income	35,595	28,152
Interest expense, net	8,988	13,521

Income before income taxes	26,607	14,631
Provision for income taxes	10,377	5,633

Net income	$16,230	$8,998

Basic net income per common share	$0.58	$0.40
Diluted net income per common share	$0.54	$0.38
Basic weighted average number of shares outstanding	27,993,791	22,550,452
Diluted weighted average number of shares outstanding	29,875,271	23,974,808

See accompanying notes to the unaudited condensed consolidated financial statements

CARTER'S, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

(unaudited)

	For the six-month periods ended
	July 3, 2004	July 5, 2003
Cash flows from operating activities:
Net income	$16,230	$8,998
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	10,947	9,991
Amortization of debt issuance costs	829	815
Accretion of debt discount	38	66
Tax benefit from exercise of stock options	832	—
Non-cash stock compensation expense	137	—
Gain on sale of property, plant, and equipment	(129)	(21)
Deferred tax benefit	(159)	(2,022)
Effect of changes in operating assets and liabilities:
Accounts receivable	(6,664)	(6,304)
Inventories	(43,663)	(27,210)
Prepaid expenses and other assets	3,116	(672)
Accounts payable and other liabilities	13,123	(5,579)

Net cash used in operating activities	(5,363)	(21,938)

Cash flows from investing activities:
Capital expenditures	(10,711)	(6,810)
Proceeds from sale of property, plant, and equipment	351	275
Collections on loan	600	600

Net cash used in investing activities	(9,760)	(5,935)

Cash flows from financing activities:
Payments of term loan	(7,822)	(5,745)
Payments of capital lease obligations	(140)	(129)
Proceeds from exercise of stock options	200	—
Proceeds from sale of common stock	—	100
Other	—	3,044

Net cash used in financing activities	(7,762)	(2,730)

Net decrease in cash and cash equivalents	(22,885)	(30,603)
Cash and cash equivalents, beginning of period	36,061	35,562

Cash and cash equivalents, end of period	$13,176	$4,959

See accompanying notes to the unaudited condensed consolidated financial statements

CARTER'S, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1—THE COMPANY:

        On September 30, 2003, Carter Holdings, Inc., a Massachusetts corporation re-incorporated in Delaware and changed its name by forming and subsequently merging with and into its new wholly-owned Delaware subsidiary. The surviving company is named Carter's, Inc. In connection with the re-incorporation, Carter's, Inc. effected a 4-for-1 split of its common stock. As a result, our common stock share and per share data for all periods presented have been adjusted to reflect this stock split.

        Carter's, Inc. conducts its operations and derives all of its operating income and cash flow through its wholly-owned subsidiary, The William Carter Company ("TWCC"). Carter's, Inc., together with TWCC (collectively "Carter's," "we," "us," and "our") design, source, manufacture, and market branded childrenswear under the Carter's, Carter's Classics, Child of Mine, and Tykes labels. Our products are sourced through contractual arrangements with numerous manufacturers throughout the world and through production at company-managed sewing facilities in Mexico. Our sewing operations in Costa Rica were closed in the fourth quarter of fiscal 2003. (See Note 9 regarding the closure of our Costa Rican facilities). Products are manufactured for wholesale distribution to major domestic retailers, including the mass channel, and for our 174 retail stores that market our brand name merchandise and certain products manufactured by other companies. Our retail operations represented approximately 35.2% and 37.1% for the first six-month periods of fiscal 2004 and fiscal 2003.

        On October 29, 2003, we completed an initial public offering of our common stock (the "offering") including the sale of 5,390,625 shares by us and 1,796,875 shares by the selling stockholders, primarily Berkshire Partners LLC and its affiliates. Net proceeds to us from the offering totaled $93.9 million. On November 28, 2003, we used approximately $68.7 million of the proceeds to redeem approximately $61.3 million in outstanding senior subordinated notes and pay a redemption premium of approximately $6.7 million and related accrued interest charges of $0.7 million. We used approximately $2.6 million of the net proceeds to terminate the Berkshire Partners LLC management agreement and used approximately $11.3 million to prepay amounts outstanding under the term loan, as required by the senior credit facility. We used the remaining proceeds for working capital and other general corporate purposes.

NOTE 2—BASIS OF PREPARATION:

        The accompanying financial statements comprise the consolidated financial statements of Carter's, Inc. and TWCC. Carter's, Inc.'s only asset is its investment in the common stock of TWCC, its wholly-owned subsidiary. As a result, the consolidated financial positions, results of operations, and cash flows of Carter's, Inc. and TWCC are substantially the same.

        In our opinion, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to present fairly our financial position as of July 3, 2004, the results of our operations for the six-month periods ended July 3, 2004 and July 5, 2003, and cash flows for the six-month periods ended July 3, 2004 and July 5, 2003. Operating results for the six-month period ended July 3, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending January 1, 2005. Our accompanying condensed consolidated balance sheet as of January 3, 2004 is from our audited consolidated financial statements included in our most recently filed annual report on Form 10-K.

        Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The accounting policies we follow are set forth in the notes to our consolidated financial statements contained in our most recently filed annual report on Form 10-K for the fiscal year ended January 3, 2004.

        Our fiscal year ends on the Saturday in December or January nearest to the last day of December. Consistent with this policy, fiscal 2003 ended on January 3, 2004 and fiscal 2004 will end on January 1, 2005. As a result, fiscal 2003 contained 53 weeks of financial results and fiscal 2004 will contain 52 weeks of financial results. The additional week in fiscal 2003 was included in the first half of fiscal 2003. Therefore, the accompanying unaudited consolidated financial statements for the first half of fiscal 2004 reflect our financial position as of July 3, 2004 and for the 26-week period then ended. The first half of fiscal 2003 ended on July 5, 2003 and included 27 weeks of financial results.

        During the first half of fiscal 2004, we contracted with a third-party service to provide us with the fair value of co-op advertising arrangements entered into with certain of our major wholesale and mass channel customers. Such fair value is determined based upon, among other factors, comparable market analysis for similar advertisements. In accordance with Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer/Reseller" ("EITF 01-09"), we have included the fair value of these arrangements of approximately $1,652,000 in the first half of fiscal 2004 as a component of selling, general, and administrative expenses on the accompanying unaudited condensed consolidated statements of operations rather than as a reduction of revenue. Co-op advertising arrangements in fiscal 2003 were treated as a reduction of revenue in accordance with EITF 01-09 as we had determined that it was impracticable to obtain the fair value of those arrangements.

NOTE 3—STOCK-BASED COMPENSATION:

        We account for stock-based compensation on stock options under the intrinsic value method consistent with Accounting Principles Board Opinion No. 25. Under this method, we record compensation expense equal to the difference between the exercise price of the stock option and the fair market value of the underlying stock as of the date of the option grant. For disclosure purposes only, we also estimate the impact on our net income of applying the fair value method of measuring compensation cost on stock options with the fair value, prior to our initial public offering, determined under the minimum value method as provided by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). Stock options granted subsequent to our initial public offering have been valued using the Black-Scholes option pricing model.

        The following table illustrates, for disclosure purposes only, the effect on net income if compensation expense for our option grants had been determined based on the fair value as of the grant dates consistent with the methodology of SFAS 123 and SFAS 148 (dollars in thousands, except per share data):

	For the six-month periods ended
	July 3, 2004	July 5, 2003
Net income, as reported	$16,230	$8,998
Add:
Stock-based employee compensation (under APB 25) included in reported net income, net of related tax effects	81	8
Deduct:
Total stock-based employee compensation expense determined under the fair value based method (under SFAS 123 and SFAS 148) for all awards, net of related tax effects	(523)	(267)

Pro forma net income	$15,788	$8,739

Net income per common share:
Basic-as reported	$0.58	$0.40
Basic-pro forma	$0.56	$0.39
Diluted-as reported	$0.54	$0.38
Diluted-pro forma	$0.53	$0.36

        For basic options, using a minimum value method, the fair value of each option as of the date of grant was estimated to range from $3.08 to $9.76 per share for options granted in fiscal 2003. For basic options, using a fair value method, the fair value of each option at the date of the grant was estimated to range from $12.81 to $14.15 per share for options granted in fiscal 2004 and range from $6.40 to $13.55 per share for options granted in fiscal 2003. These per share option values were calculated at an assumed risk-free interest rate of 3.2% to 4.5% for fiscal 2004 and 3.8% to 4.2% for 2003, with an expected life of 7 to 10 years and expected volatility from 36.7% to 50.0%. No dividends were assumed.

        For performance options, using a minimum value method, the fair value of each option as of the date of grant was estimated to range from $3.08 to $9.76 per share for options granted in fiscal 2003. For performance options, using a fair value method, the fair value of each option at the date of grant was estimated to range from $6.40 to $13.55 per share for options granted in fiscal 2003. These per share option values were calculated at the same assumed risk-free interest rates shown above with an expected life of 10 years and expected volatility of 50.0%. No dividends were assumed.

NOTE 4—INVENTORIES:

        Inventories consisted of the following ($000):

	July 3, 2004	January 3, 2004
Finished goods	$142,873	$102,921
Work in process	3,465	1,572
Raw materials and supplies	2,085	267

Total	$148,423	$104,760

        Results for fiscal 2004 include a favorable adjustment to pre-tax income of approximately $1.5 million, or $933,000, net of tax, to correct adjustments made to inventory and cost of goods sold during fiscal 2003 and the first quarter of fiscal 2004. We determined such adjustments to be immaterial to prior periods affected; accordingly, they were corrected in the second quarter of fiscal 2004. Had such adjustments been corrected in the periods they were initially recorded, net income for fiscal 2003 would have been $24.3 million, or 4.4% higher than reported. First quarter fiscal 2004 net income would have been $10.1 million, or 2.4% lower than reported and there would have been no material impact to the consolidated balance sheets or consolidated statements of cash flows.

NOTE 5—STOCK TRANSACTIONS:

        During the first half of fiscal 2004, we issued 291,200 options to purchase our common stock to certain employees. During the first half of fiscal 2003, we issued 76,800 options to purchase our common stock to one of our directors and to certain employees. Additionally, during the first half of fiscal 2003, we sold shares of our common stock to one of our directors for cash proceeds of $100,000. In connection with this transaction, we recorded contributions to our additional paid-in capital in the amount of $100,000.

        No compensation expense was recorded during the first half of fiscal 2004 and fiscal 2003 as a result of these option grants or stock purchase, as the stock was purchased at its fair market value and the options were issued as of the date of grant with an exercise price equal to the fair market value of a share of stock.

        During the first half of fiscal 2004, certain employees exercised 87,743 options for cash proceeds of $200,000.

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS:

        In connection with our 2001 acquisition by Berkshire Partners LLC and affiliates (the "Acquisition"), as more fully described in Note 1 "The Company" to our consolidated financial statements in our most recently filed annual report on Form 10-K, we adopted provisions of SFAS No. 141, "Business Combinations" and applied the required provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." Accordingly, our tradename and goodwill have been deemed to have indefinite lives and are no longer being amortized. Our licensing agreements are being amortized over the average three-year life of such agreements. Amortization expense for the first six-month periods of fiscal 2004 and 2003 was $2.5 million, and is expected to be $3.1 million for fiscal 2004.

NOTE 7—EMPLOYEE BENEFIT PLANS:

        We offer a comprehensive post-retirement medical plan to current and certain future retirees and their spouses until they become eligible for Medicare or a Medicare supplement plan. We also offer life insurance to current and certain future retirees. See Note 7 "Employee Benefit Plans" to the consolidated financial statements in our most recently filed annual report on Form 10-K for further information.

        The components of pension benefit expense charged to operations are as follows ($000):

	For the six-month periods ended
	July 3, 2004	July 5, 2003
Service cost—benefits attributed to service during the period	$—	$—
Interest cost on accumulated pension benefit obligation	39	43
Amortization of prior service cost	—	32
Amortization of net actuarial loss	—	—

Total net periodic pension benefit cost	$39	$75

        The components of post-retirement life and medical benefit expense charged to operations are as follows ($000):

	For the six-month periods ended
	July 3, 2004	July 5, 2003
Service cost—benefits attributed to service during the period	$47	$40
Interest cost on accumulated post-retirement benefit obligation	306	315
Amortization of net actuarial loss	—	—

Total net periodic post-retirement benefit cost	$353	$355

NOTE 8—SEGMENT INFORMATION:

        We report segment information in accordance with the provisions of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"), which requires segment information to be disclosed based upon a "management approach." The management approach refers to the internal reporting that is used by management for making operating decisions and assessing the performance of our reportable segments. During the third quarter of fiscal 2003, we revised our methodology for evaluating and reporting profitability. Additionally, as a result of the launch of our Child of Mine brand with Wal-Mart in June of 2003, we have expanded our presence in the mass channel resulting in a new segment of our business.

        Under our previous method of evaluating and reporting the profitability of our segments, each segment's results included costs directly related to the segment's revenue, and all other costs were allocated based on the relationship to consolidated net sales or units produced to support each segment's revenue. Intersegment sales and transfers were recorded at cost and treated as a transfer of inventory. Under our new methodology, segment results include the direct costs of each segment (on the same basis as the previous methodology), and all other costs are allocated based upon detailed estimates and analysis of actual time and expenses incurred to support the operations of each segment or units produced or sourced to support each segment's revenue. Certain costs, including incentive compensation for certain employees, the Berkshire Partners LLC management fee (terminated in connection with our initial public offering, see Note 1 to the unaudited condensed consolidated financial statements), and various other general corporate costs that are not specifically allocable to our segments, are included in other reconciling items below. Intersegment sales and transfers continue to be recorded at cost and treated as a transfer of inventory. Prior period segment information has been reclassified to conform with the current presentation. The accounting policies of the segments are the same as those described in Note 2 "Summary of Significant Accounting Policies" to the consolidated financial statements in our most recently filed annual report on Form 10-K.

        The table below presents certain segment information for the periods indicated ($000):

	For the six-month periods ended
	July 3, 2004	% of Total	July 5, 2003	% of Total
Net sales:
Wholesale	$164,088	48.4%	$162,232	53.0%
Retail	119,235	35.2%	113,521	37.1%
Mass Channel	55,704	16.4%	30,248	9.9%

Total net sales	$339,027	100.0%	$306,001	100.0%

EBITDA:
Wholesale	$27,767	59.7%	$26,429	69.3%
Retail	22,524	48.4%	22,058	57.8%
Mass Channel	8,053	17.3%	1,071	2.8%
Other reconciling items	(11,802)	(25.4%)	(11,415)	(29.9%)

Total EBITDA	$46,542	100.0%	$38,143	100.0%

        EBITDA shown above represents earnings before interest, income tax expense, depreciation, and amortization. EBITDA is presented because it is one measurement used by management in assessing financial performance, and we believe it is helpful to investors, securities analysts, and other interested parties in evaluating performance of companies in our industry. EBITDA is also a measure used as a basis for calculating our financial covenants under our senior credit facility. EBITDA is not a measurement of financial performance under generally accepted accounting principles in the United States of America. It should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity, an alternative to net income, or any other measures of performance derived in accordance with generally accepted accounting principles in the United States of America. Our definition and calculation of EBITDA may not be comparable to similarly titled measures used by other companies.

        A reconciliation of EBITDA to net income is presented below ($000):

	For the six-month periods ended
	July 3, 2004	July 5, 2003
Total EBITDA	$46,542	$38,143
Depreciation and amortization expense	(10,947)	(9,991)
Interest expense, net	(8,988)	(13,521)
Provision for income taxes	(10,377)	(5,633)

Net income	$16,230	$8,998

NOTE 9—CLOSURE COSTS:

        On July 3, 2004, we closed our distribution facility located in Leola, Pennsylvania in order to consolidate its shipping operations with our remaining three distribution facilities in Georgia. This closure was announced to affected employees on June 1, 2004. Total employees terminated as of July 3, 2004 were 33. As a result of this closure, we recorded approximately $95,000 in severance costs during the first half of fiscal 2004. During the third and fourth quarters of fiscal 2004, we expect to incur approximately $200,000 in additional severance and other exit costs.

        In July 2003, we decided to exit our sewing facilities located in Costa Rica given our ability to obtain lower costs from third-party suppliers. Such closures were announced on September 16, 2003, and the facilities were held and used for production through the end of November 2003. Total employees terminated as of July 3, 2004 were approximately 1,492.

        As a result of the Costa Rican closures, we recorded approximately $1,306,000 in accelerated depreciation during the third and fourth quarters of fiscal 2003 (included in cost of goods sold) and closure costs of approximately $1,041,000 comprised of $184,000 of asset impairment charges, $483,000 of severance, and $374,000 in other exit costs. We also incurred approximately $424,000 in the fourth quarter of fiscal 2003 and $11,000 in the first quarter of fiscal 2004 of federal income tax expense related to the dissolution of our Costa Rican subsidiary (included in the provision for income taxes).

        Activity associated with the closure cost reserves for our Costa Rica sewing facilities and our distribution facility in Leola, Pennsylvania for the three and six-month periods ended July 3, 2004 is as follows:

	January 3, 2004 Reserves	Provisions	Payments	April 3, 2004 Reserves	Provisions	Payments	July 3, 2004 Reserves
Severance and other termination benefits	$274,000	$210,000	$(256,000)	$228,000	$(41,000)	$(87,000)	$100,000
Other exit costs	—	324,000	(324,000)	—	47,000	(47,000)	—

Total	$274,000	$534,000	$(580,000)	$228,000	$6,000	$(134,000)	$100,000

NOTE 10—EARNINGS PER SHARE:

        In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share is based on the weighted average number of common shares outstanding during the period, whereas diluted earnings per share also gives effect to all potentially dilutive common shares, which include stock options, that were outstanding during the period. All such stock options are reflected in the denominator using the treasury stock method. This method assumes that shares are issued for options that are "in the money," but that we use the proceeds of such option exercises (generally, cash to be paid plus future compensation expense to be recognized) to repurchase shares at the average market value of our shares for the respective periods. We have used our best estimate of the average market value of our shares for the respective periods prior to our initial public offering completed on October 29, 2003.

        The following is a reconciliation of basic number of common shares outstanding to diluted number of common and common equivalent shares outstanding:

	For the six-month periods ended
	July 3, 2004	July 5, 2003
Net income	$16,230,000	$8,998,000
Weighted average number of common and common equivalent shares outstanding:
Basic number of common shares outstanding	27,993,791	22,550,452
Dilutive effect of stock options	1,881,480	1,424,356

Diluted number of common and common equivalent shares outstanding	29,875,271	23,974,808

Basic net income per common shares	$0.58	$0.40
Diluted net income per common shares	$0.54	$0.38

carter's

DEPARTMENT STORES AND NATIONAL CHAINS

carter's

CARTER'S RETAIL STORES

MASS MERCHANTS

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

7,554,311 Shares

Carter's, Inc.

Common Stock

Goldman, Sachs & Co.

Banc of America Securities LLC

Credit Suisse First Boston

Morgan Stanley

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PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
INDUSTRY AND OTHER DATA
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF OUR INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
CARTER'S, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CARTER'S, INC. CONSOLIDATED BALANCE SHEETS (dollars in thousands, except for share data)
CARTER'S, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in thousands, except for share data)
CARTER'S, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)
CARTER'S, INC. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (dollars in thousands, except for share data)
CARTER'S, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CARTER'S, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in thousands, except for share data) (unaudited)
CARTER'S, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands) (unaudited)
CARTER'S, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)